5.

Follow-Up Materials


06012939

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

FILE NO. 82- 3531 FISCAL YEAR 12-31-96

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/1/06

RECEIVED
2006 APR 25 A 11: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNUAL REPORT

1996

File N° 82-3531
AR/S Peugeot
12-31-96 SA





PSA
PEUGEOT
CITROËN

Highlights

WORKING CAPITAL PROVIDED FROM OPERATIONS AND CAPITAL EXPENDITURE
(in millions of French francs)


13,709
13,784
8,357
11,265
15,217
10,457
12,776
11,000
11,160
10,273
1992
1993
1994
1995
1996
Working capital provided from operations
Capital expenditure

NET FINANCIAL DEBT AND STOCKHOLDERS' EQUITY
(in millions of French francs)


14,337
53,144
16,672
50,539
7,645
53,524
9,823
54,630
8,877
55,501
1992
1993
1994
1995
1996
Net financial debt
Stockholders' equity

1st

■ The world's first carmaker to manufacture and market electric vehicles for the general public.

139,100

■ 139,100 employees.

10.3

■ 10.3 billion francs devoted to capital spending and 7.6 billion francs to research and development.

2,000,000

■ Two million vehicles delivered worldwide.

1st

■ France's leading exporter, with export sales of 80.6 billion francs.
PSA Peugeot Citroën sells nearly two-thirds of its total production outside France.

Financial

172.7

■ France's largest private-sector manufacturing corporation, with sales of 172.7 billion French francs and net income of 0.7 billion French francs in 1996.

625,800

■ France's leading carmaker, with 625,800 passenger car registrations, representing a domestic market share of 29.4 percent.

3rd

■ Europe's third largest carmaker, with 11.9 percent of the aggregate market.

1st

■ Europe's leading manufacturer of light commercial

NET SALES
(in millions of French francs)



155,431
145,431
166,195
164,248
172,668
90,039
83,906
91,631
89,905
97,481
65,392
61,525
74,564
74,345
75,187
1992
1993
1994
1995
1996
France
International

INCOME (LOSS) BEFORE TAXES AND NET INCOME (LOSS)
(in millions of French francs)



4,260
3,372
4,521
3,102
2,426
1,703
1,054
734
(1,413)
1992
1993
1994
1995
1996
Net income (loss)
Income (loss) before taxes

Supervisory Board

Roland Peugeot
Chairman

Bertrand Peugeot
Vice-Chairman

Pierre Banzet
Charles Barthier
Jean Boillot
Marc Friedel
Jean Gandois
Jean-Louis Masurel
François Michelin
Bernard Pagezy
Jean-Paul Parayre
Ernest-Antoine Seilliere de Laborde

Paul Perrin
Advisor to the Supervisory Board

Statutory Auditors

Befec-Price Waterhouse
Barbier Frinault & Associes

Auxiliary Auditors

Michael Kean Geary
Coopers & Lybrand Audit

Contractual Auditors

Coopers & Lybrand

Managing Board

Jacques Calvet
Chairman

Pierre Peugeot
Managing Director

Jean Blondeau
Managing Director

Jean-Martin Folz*

Executive Management Committee

Jacques Calvet
Pierre Peugeot
Jean Blondeau
Jean-Martin Folz
Managing Director, Automobile Division

Jean-Serge Bertoncini
Information, Technologies,
Production and Systems

Michel Bricout
Finance Companies

Alain-Claude Carrée
Advisor to the Managing Board

Arnaud de David-Beauregard
Mechanical Engineering and Services

Yann Delabrière
Finance

Xavier Fels
Public Affairs

Liliane Lacourt
Corporate Communications

Patrice de Lagausie
Legal Affairs

Jean-Claude Milcent
Human Resources

* Since May 15, 1997.

As of May 15, 1997

PEUGEOT S.A.

Incorporated in France with issued capital of 1,753,878,980 French francs
Governed by a Managing Board and a Supervisory Board
Head Office at 75, Avenue de la Grande Armee - 75116 Paris, France

PSA
PEUGEOT
CITROËN

Speech by Mr. Jacques Calvet to the Annual Meeting of Peugeot S.A. Stockholders June 25, 1997

After the film you have just seen, I would like to quickly run through the salient points concerning PSA Peugeot Citroën's 1996 results, before presenting in more detail the trends for 1997 and our performance in the first part of the year.

As you heard, 1996 was a year of contrasts. Volume growth in all automobile markets was slightly above the previous year's forecasts but at the same time, margins declined sharply at all European carmakers. This contrast stemmed from overcapacity within the European industry and from the strategy taken by some of our competitors, who set out to win market share whatever the cost, forcing down selling prices throughout the market. In addition, new European emissions standards and other regulatory changes fueled an increase in production costs, which could not be passed on in prices.

In this challenging environment, PSA Peugeot Citroën nevertheless succeeded—albeit much too modestly—in meeting its objectives for 1996, which were, and I quote from the conclusion of my speech at last year's Meeting, "to remain in profit, finance capital spending out of cash flow and reduce our indebtedness".

- Net income for the year totaled FRF 734 million.
- Cash flow remained high at FRF 11.2 billion, representing 113% of net capital expenditure for the year.

• Our net indebtedness was cut by nearly FRF 1 billion compared with year-end 1995 and, at FRF 8.9 billion, represented only 16% of stockholders' equity.

These results reflect our sustained commitment to increasing sales volumes, reducing costs and strengthening the team spirit within our Group.

• The success of our latest models enabled us to maintain our share of the Western European passenger car market almost unchanged, at 11.9%, and to gain leadership in the light commercial vehicle market, with a 15.2% share. This was ahead of Ford and Renault, which were the market leaders in 1995. At the same time, our sales outside Europe rose by 15% to more than 260,000 fully-assembled vehicles and CKD units.

• Productivity gains at our plants, headquarters and among suppliers led to a further lowering of our cost base.

• And lastly, the seamless interaction among our businesses and throughout the organization was further strengthened by the development of cross-functional project teams and the increasing involvement of everyone in the Group in the commitment to improving performance. This sense of community among all our employees is something of which we are justifiably proud and I would like to commend everyone for their dedication over the past year.

As things stand today, we expect the Western European passenger car market to expand by a modest 2.1% in 1997. Trends are likely to be very different, however, from one country to another. The German market looks set to contract by 0.8% and the Belgian/Luxembourg market by 0.5%, while the Dutch market is unlikely to grow by more than 0.3%. By contrast, the UK market is expected to expand by a further 3.7%, while the Spanish and Italian markets should enjoy very strong growth, rising respectively by 9.8% and 26% thanks to the Prever and Prodi incentive programs. The outlook is far more bleak in France. Total registrations at June 15 were down 23% on last year and we have had to further downgrade our forecasts to 1.8 million registrations, representing a 15.6% downswing.

Car prices have remained under heavy pressure in France and in Europe as a whole, although the situation does not appear to have worsened since the start of the year. At a time when the entire industry is faced with narrower margins, PSA Peugeot Citroën has deepened and broadened implementation of its long-term commitment to constantly renewing and expanding the Peugeot and Citroën ranges of passenger cars and light commercial vehicles, while assertively but carefully building its presence outside Western Europe and relentlessly pursuing measures to reduce internal and external costs.

Several new models were successfully launched in 1996, including additions to the Peugeot 406 range, the new Citroën Saxo, the restyled Peugeot 106 and the Citroën Berlingo and Peugeot Partner small vans. The process has been pursued this year, with the unveiling in January of passenger car versions of the Berlingo and Partner, followed in March by the introduction of the restyled Peugeot 306 and a new station-wagon version, representing a valuable extension to a range positioned in a segment where station wagons account for a quarter of sales. The Peugeot 406 Sports Coupé has been on sale for only one month but the orderbook already represents several months of output. And this fall, we will be unveiling the model that is set to replace the Citroën ZX. The car is beautifully designed, extremely robust and very well equipped, and I am sure that when you see it you will agree that it is bound to be a success.

The broad range of Citroën and Peugeot cars and commercial vehicles—shortly to be further enhanced with a new Peugeot model that will represent a milestone in the industry—is helping to attenuate the impact of the worrying situation in France. The effects of the downswing in French demand over the first five months of this year have been almost entirely offset by market share gains in other European markets (our share of the European market excluding France rose to 8.76% from 8.45% for the first five months of 1996) and by the continued excellent performance of the Peugeot and Citroën commercial vehicle ranges (whose share rose to 18.1% from 14.2% for the first five months of 1996).

In all of Western Europe, our registrations totaled 756,000 cars and commercial vehicles for the first five months of 1997, only just under the 770,500 registrations for the same period of 1996.

Turning to the international market, as you know, our aim is to sell 25% of our production outside Western Europe by the start of the next century. We intend to focus on building our presence in Central and Eastern Europe, Asia and South America, through a selective program of capital spending in the countries where a local manufacturing base is critical to penetrating the market.

In 1996, we expanded our positions in Eastern Europe and Asia, especially in Malaysia and, as part of the Citroën joint venture, in China. In addition, we are currently in the process of finalizing plans to strengthen our production base in South America, contrary to reports published in certain newspapers.

Total sales by the Group outside Western Europe for the first five months of this year were up 41% at 129,900 units, versus 92,200 for the same period of 1996.

Global sales by the Group over the period were more than 4% higher than in the first five months of 1996.

Faced with the prospect of limited volume growth in Europe and a continuation of the downward trend in prices, not to mention the fast pace of change in consumer behavior and demands, the Group has set ambitious but nevertheless achievable cost-cutting targets. For several years now, we have been working hard to improve the flow of materials and products, tighten inventory management, promote cross-functional teamworking, strengthen our partnerships with suppliers, enhance the range of equipment offered as standard and reduce overheads. This process will be stepped up in the current year. At the same time, we have taken a completely new look at the way we design new models. Product development is now concurrent with the development of manufacturing processes and tooling. We are therefore confident of achieving our goal of reducing new model engineering costs by 30 to 40%, manufacturing costs by 25%, capital spending budgets by 20 to 30% and purchasing costs by 25% over the next three to four years.

It is to be hoped that the European Union and national governments—acting out of dogmatism or simple incorrect reasoning—will not make any decisions concerning environmental standards, taxation and labor issues that represent an obstacle to job creation.

Our Group is fortunate in having two carmakers, each with its own history, culture, technical capabilities and design strengths. Our key asset, however, is the men and women who make up our Group. They are highly-skilled, open-minded and committed to working together to attain even higher standards of product and service quality and to make the kind of cars and commercial vehicles people want.

In closing, I would like to repeat the goals announced last year. In 1997, our Group will focus on remaining in profit, financing capital expenditure out of cash flow and reducing our indebtedness.



PSA Peugeot Citroën encompasses two broadline car manufacturers, Automobiles Peugeot and Automobiles Citroën. These companies benefit from a wide range of industrial, technological and financial synergies, which make them together Europe's third largest automobile manufacturer. Each, however, retains its own marque identity, personality and marketing organization.

Contents

Automobiles Peugeot

Serving the global market

With 66 percent of 1996 production intended for markets outside France, Automobiles Peugeot is committed to being one of the world's leading broadline automobile manufacturers, present on all continents and in all market segments. The company's dynamic marketing and efficient manufacturing are reflected in products and expertise that satisfy the tastes and requirements of a diverse customer base. The current model range's six families of passenger cars demonstrate the qualities on which Peugeot's reputation was founded: personality, reliability, comfort and fast response.

A strong, comprehensive model line-up with shared features

□ 106



France's third best-selling car.

□ 205


205

More than 5.5 million still on the road.

□ 306

Production running at more than 2,000 cars per day. Restyled in Spring 1997, the line-up will be extended with a station wagon in mid-year.



□ 406

Sedan, station wagon and now the sports coupé.



□ 605



A benchmark of excellence, which has been equipped with the new V6 engine in 1997.

□ 806



France's second best-selling MPV.

□ Utility vehicles

The Partner, the Expert and the Boxer: a strong line-up.



Automobiles Peugeot sales:	107.1 billion francs
Employees:	67,400
Worldwide production:	1,146,500 vehicles*

*Including utility vehicles and vehicles produced outside Western Europe.

1996 operating highlights

Automobile news

- Peugeot increased worldwide sales 4.6 percent during the year. In France, the marque recorded a volume gain of 7.6 percent—the largest increase for any French carmaker.



- The 306 line is exported to 145 countries and accounts for around half of all Peugeot cars sold outside Europe.



- The 406 line was expanded with new drivetrains, including a V6, and with stylish new station wagon and sports coupe versions.

- The introduction of the Partner drove a 74.5 percent surge in Peugeot light utility vehicle sales in France.

International developments

- Automobiles Peugeot increased billings outside Western Europe 3.2 percent for the year.

- The marque was particularly strong in Argentina, where it held 12 percent of the local market with 43,000 new registrations for the year.

- Production of the 309 started in India with 3,700 CKD units shipped, while in Iran, operations were re-launched with 8,000 CKD 405 units.

Motor sports

- The 306 Maxi won the French Road Rally Championship, with 8 first-place finishes in 11 races.

- The 406 recorded 3 victories in the German Super Touring Championship in its first year of competition.



- The Peugeot A 12 Formula 1 engine, used by the Jordan team, has proven to be one of the best in the sport and provides a showcase for the marque's high-tech expertise.


B&H

Automobiles Citroën

Bringing creativity to car manufacturing

One of the predominant traits of the Citroën personality has long been a dedication to reflecting the aspirations, desires and tastes of today's driver, while anticipating the needs of tomorrow's driver through new ideas and imaginative design. The marque's watchwords—boldness, harmony and attractiveness—express this commitment to bringing creativity and innovation to all market segments worldwide.

A strong, diversified model line-up

☐ AX



For people who prefer "not to put all their money into a car".

☐ ZX

Exceptional handling thanks to a programmed self-steering rear axle assembly.



☐ XM



A European executive model with a unique personality and exceptional comfort.

☐ SAXO



For people "tired of playing with little cars".

☐ XANTIA

A premium compact sedan.


Xantia



☐ EVASION

The MPV for people who love their freedom.



☐ BERLINGO

Innovative, multi-purpose, "ultra-practical"—the right car for every occasion.

Automobiles Citroën sales:	71.7 billion francs
Employees:	45,700
Worldwide production:	832,500 vehicles*

*Including utility vehicles and vehicles produced outside Western Europe.

1996 operating highlights

Automobile news

- The Saxo was rolled out in February.



- The Berlingo was launched in July, enhancing the line of light utility vehicles.



- The Activa version of the Xantia executive sedan has been equipped with the new 194hp V6 gasoline engine and System Citroën Active Roll Control. The engine's technical features make the car exceptionally easy to drive.

- At the Paris Auto Show, Citroën announced the February 1997 launch of the Berlingo Multispace. Introduced as an "all-purpose, futuristic car in a class of its own", the new model has been designed for both conventional and recreational use.

International developments

- In September, a manufacturing agreement was reached whereby Citroën will produce the ZX in Uruguay for export to other Mercosur countries.

- Following agreements signed in 1995 with Malaysian carmaker Proton, series production of the Tiara, derived from the AX, began in the first quarter. Some 10,000 vehicles were produced during the year.

- The body assembly shop has come on stream at the ZX plant in Wuhan, China. The marketing network now includes 4 regional offices, the Wuhan subsidiary, 50 dealerships and 100 after-sale service outlets.

Motor sports

- Citroën has created the Saxo Cup, an on-track competition that gives young drivers the chance to participate in motor sports at minimal cost.



- For the fourth consecutive year, Citroën won the Cross-Country Rally World Cup, with the Rallye Raid version of the ZX.


TOTAL

Related Businesses

In addition to its two core car manufacturers, Automobiles Peugeot and Automobiles Citroën, PSA Peugeot Citroën is also active in a number of businesses strategically related to the automobile industry.

Mechanical engineering


Ecia

☐ Ecia

designs, develops and manufactures integrated assemblies with comprehensive safety, comfort, pollution control and performance features. These include the Vehicle Interior System, with its three product families (driver's cockpit, seats and interior trim), the Exhaust System and the Front End system.




PEUGEOT
MOTOCYCLES

☐ Peugeot Motocycles

is the leading producer of 50 to 125cc scooters and motorbikes in France and the second largest in Europe. The product line-up covers all segments of the market and includes Scoot'elec, Europe's first electric scooter.



☐ SAMM

manufactures high-technology equipment and systems for the aerospace and defense industries.

PANHARD

☐ Panhard & Levassor

is the world's largest manufacturer of wheeled light armored vehicles.


PEUGEOT CITROËN
MOTEURS

☐ Peugeot Citroën Moteurs

markets Peugeot and Citroën engines, transmissions and other mechanical components to outside customers.




PCI

☐ PCI

designs, develops and manufactures industrial equipment such as machines, tooling, and prototype parts and assemblies.

Transportation



☐ Gefco and its subsidiaries

handle the rail, overland, maritime and air transportation of vehicles and goods. Every year, more than two million vehicles and 6.5 million metric tons of cargo are transported around the world.



Finance


PSA FINANCE HOLDING

☐ Banque PSA Finance Holding

owns and manages PSA Peugeot Citroën subsidiaries and affiliates involved in the wholesale and retail financing of Group vehicles in France and abroad. Banking and finance companies include GIE PSA Trésorerie, Socia, Sofib, PSA International S.A. and Peugeot Finance International N.V.

1996 operating highlights



Ecia

Ecia has unveiled a comprehensive range of automotive interior components, enabling automakers to:
• simplify products and their development;
• streamline vehicle assembly;
• optimize costs;
• improve overall performance, including safety, comfort and appearance.
As part of this strategy, Ecia acquired a 17.3 percent interest in French seatmaker Bertrand Faure, with partners Trèves and Tramico.

Peugeot Motocycles

The Scoot'elec electric scooter was introduced, providing an efficient, easy-riding way of getting around the city. Its quiet performance was recognized by a "Golden Decibel" award from France's Ministry of the Environment.
Peugeot Motocycles also rolled out Speedfight, a single-fork, liquid-cooled sports bike equipped with a transponder-based anti-theft system.



In 1996, Panhard sold more than 90 of its VBL light armored vehicles to Indonesia, Oman and Kuwait. The French Army currently operates 1,000 units.



SAMM makes the electrohydraulic-controlled servo-command system for the NH 90, the first European fly-by-wire helicopter.



Mana



The Peugeot 406 Coupé.

1996 gement Review


PEUGEOT
721 LXF 75

Management Review

The global automobile industry experienced a recovery in volumes in all markets in 1996, with total sales of passenger cars and light utility vehicles increasing 4.2 percent during the year, to an estimated 51.6 million units. North American demand rose by 2.6 percent to 16.8 million units, as the cyclical upswing that had begun in 1995 failed to carry through. Sales in Latin America increased 3.4 percent to 3.1 million vehicles, supported by a strong recovery in Mexico and healthy demand in Argentina and Chile. Asian markets reported contrasting performances, with an almost stable 1.2 percent gain in China, a 2.2 percent increase in Japan, and strong growth in India, Malaysia, South Korea and the Philippines.

In Western Europe, automobile sales rebounded with a 6.5 increase in registrations to 14.8 million cars and utility vehicles. Growth was fueled in some countries—notably France—by government incentives, but in general demand improved throughout Europe. Despite the upturn from a nearly flat 1995, however, the problem of overcapacity in Europe remained unresolved, and 1996 saw a considerable increase in competitive pressure as some automakers clearly demonstrated their willingness to sell at any cost to maintain or increase market share. This ill-founded strategy led to a sharp decrease in profitability for the European automobile industry, and several carmakers recorded major losses on their European operations.

During the year, PSA Peugeot Citroën maintained steady sales growth, led by the successful launch of several new models. Strong demand for the Peugeot 406 and the Citroën Saxo helped increase car registrations in Western Europe 6.1 percent. Market share was practically unchanged, at 11.9 percent, and PSA Peugeot Citroën remained Europe's third-largest carmaker. Sales of light utility vehicles rose 14.8 percent, largely on strong performances by the Citroën Berlingo and Peugeot Partner. This lifted the Group to leadership of the Western European commercial vehicle market with a 15.2 percent share, up more than one point. With a further increase in exports outside Western Europe, consolidated sales volume rose 7 percent, while sales revenues advanced 5.1 percent to FF 172.7 billion.

An increasingly competitive European market adversely affected consolidated financial results, in spite of continued efforts to reach the best possible balance between growing sales volumes and sustained margins. Operating margin amounted to FF 1,675 million and net income declined to FF 734 million. Working capital provided from operations, however, was maintained at a high FF 11.2 billion, which represented 7 percent of sales and covered 113 percent of capital expenditure. Net financial debt decreased by FF 1 billion over the year to FF 8.9 billion, or 16 percent of stockholders' equity, which exceeded FF 55 billion.

In 1996, PSA Peugeot Citroën intensified its three-pronged strategy, introduced several years earlier, of 1) updating and enhancing two comprehensive lines of products and services that respond to customer expectations, 2) accelerating cost-reduction programs, and 3) pursuing international expansion while maintaining margin integrity.

As part of this strategy, several new models were introduced during the year. In the car segment, the launch of the Peugeot 406 sedan, begun in October 1995, was extended throughout Europe. A station wagon was added to the line and the sports coupe was unveiled at the Paris Auto Show. The Peugeot 106 line was completely revitalized with a restyled version brought out in the spring, while Citroën's newly-launched Saxo sold well in all European markets. In the light utility vehicle segment, the introduction of the Citroën Berlingo and Peugeot Partner vans enhanced the line-up and helped lead the sharp improvement in European market share. At the end of the year, Citroën launched a Berlingo-derived MPV called the Multispace, which should enjoy sales growth throughout 1997. Lastly, new drivetrains were introduced, including a new V6 engine, first mounted on the Peugeot 406 and the Citroën Xantia. Given the current market situation, the diversity and quality of the Group's line-up provide the strengths necessary to take on the competition and steadily improve profitability.

Cost-cutting measures were also stepped up during the year, which saw further major productivity gains. Programs have been intensified to meet the ambitious goal of lowering production costs 25 percent from their current level by the year 2000. The programs involve both traditional cost-cutting procedures, in place for several years, and an innovative approach to new product design. Suppliers, who have forged close working relationships with PSA Peugeot Citroën, will help improve Group performance as they are integrated into cross-functional, project-based teams committed to developing new vehicles and sub-assemblies. Based on concurrent engineering and the increased use of scientific computing, which limits the need for tests and prototypes, this approach makes it possible to achieve stricter cost and time-to-production goals, and will result in new models that can be manufactured at lower cost than the preceding generations.

Lastly, a new stage was reached in the goal of generating a quarter of worldwide sales outside Western Europe by 2000. Sales volume in these regions rose 15 percent in 1996 to 260,000 units, with particularly strong growth in Latin America and Central and Eastern Europe. To optimize financial exposure, expansion in these markets is based on joint manufacturing ventures in some countries, notably in Asia and Latin America, and on developing import and distribution networks in others, particularly in Central and Eastern Europe.

Intense competition in Western Europe has continued unabated in early 1997. While full-year car registrations should grow about two percent, there are striking contrasts between the projected 13 percent drop in the French market and the estimated 25 percent surge in Italy, resulting from government new car incentives. Nevertheless, the popularity and quality of Peugeot and Citroën models should enable the Group to meet its sales growth objectives.

Western European car sales declined 2.2 percent in first quarter 1997. Peugeot and Citroën new car registrations were down 9.8 percent, largely due to the collapse of French demand following phase-out of government "new-for-old" incentives. However, the 30 percent rise in light utility vehicle registrations and the 34 percent increase in sales outside Western Europe resulted in a 0.6 percent increase in consolidated sales for the period, at FF 43.5 billion.

Peugeot and Citroën remain committed to a diversified, high-quality product mix, manufactured at lower cost and supported by assertive marketing. With a balance sheet that has been considerably reinforced in recent years, the support of two companies each with their own rich heritage and strong identity, and the participation of dedicated, efficient and fully committed teams, the Group has the competitive strengths necessary to face an uncertain marketplace and to continue building the future of its member-companies.

PSA Peugeot Citroën in 1996



The Citroën Xantia station wagon.

Contents






The Automobile Division

The world economy, which grew more slowly in 1995 than in 1994 (especially in Europe and North America), rebounded in 1996 with growth exceeding 2.5 percent. Worldwide automobile demand also showed good growth for the year. However, sales in Europe have yet to return to 1992 levels, and with over-capacity still a problem, competition has intensified. As a result, while PSA Peugeot Citroën reported increased sales volumes in 1996, financial results were disappointing.

In keeping with its strategic vision, PSA Peugeot Citroën continued to focus on developing a broad, diversified range of automobile projects, systematically reducing costs and preparing for the future.

HIGHER SALES IN AN INTENSELY COMPETITIVE EUROPEAN MARKET

The European Union economy grew by only 1.5 percent in 1996, compared with a 2.5 percent gain in 1995, as expansion in the United Kingdom failed to offset slow growth in Germany, France and Italy. Sluggish growth resulted from a variety of factors, including sustained budget restrictions, as most countries struggled to meet the Maastricht single-currency criteria, and relatively weak demand in domestic

Peugeot is a leading marque committed to offering customers cars with strong personalities, synonymous with:
- good value, with reliability, safety and quality.
- a unique style identity, expressing an upscale, dynamic lifestyle.
- unequaled performance, with superior handling, driving comfort and pick-up.



Building the cars drivers dream of is the very heart of Automobiles Citroën's corporate culture. **T**he marque is dedicated to designing innovative solutions that meet the needs for comfort and well-being of today's lifestyles.

in 1996

markets where consumers are nervous about persistent high unemployment and worried about future social and retirement benefits. A general lowering of European interest rates, however, did have a positive impact on demand, particularly in the car industry where nearly half of all purchases are financed by loans.

Registrations in the 17-nation European car market increased by a stronger than expected 6.3 percent, to 12,802,400 from 12,039,900 in 1995. Except for Italy, where demand remained deeply depressed and registrations declined 0.5 percent, markets recovered from the 1995 plateau, helped in many countries (notably France) by government incentive schemes. Registrations gained 5.5 percent in Germany, 4.1 percent in the UK, 8.6 percent in Spain, and 10.4 percent in France. Nevertheless, only two-thirds of the 1993 market collapse has been made up in the past three years.

The strong growth in the French market, where 2,132,100 cars were registered, was tied to the success of a government incentive program that ran through September and which offered subsidies on trade-ins of cars at least eight years old. However, most of additional registrations came in the lower-range segments and while


Voir Désir
The electric Citroën Saxo was introduced in December 1996.

the incentives stimulated sales volumes, they also exacerbated the price war and changed carbuyer behavior. Lastly, with the program's phase-out, growth in French demand ground to a halt, with orders dropping in October and registrations in November.

With 11.9 percent of the market, PSA Peugeot Citroën remained the third-largest European carmaker in the 17-nation Europe, on a par with 1995. Passenger car registrations rose by 6 percent to 1,528,400 units, nearly in line with the market, even though the Group only partially participated in the price war frenzy that raged throughout Europe and especially in France. In the latter country, volumes rose by 7.4 percent to 625,800 registrations, giving Peugeot and Citroën an aggregate 29.4 percent of the market.

The light utility vehicle market grew by 6.6 percent during the year, with 1,378,700 registrations in Western Europe (331,300 in France). A revitalized product line-up—with the Peugeot Boxer and the Citroën Jumper in 1994, the Peugeot Expert and the Citroën Jumpy in 1995 and the Citroën Berlingo and the Peugeot Partner in 1996—helped lift Group registrations by nearly 15 percent to 209,900 units. This propelled PSA Peugeot Citroën past Ford and Renault, the 1995 segment leaders, to the top of the European light utility vehicle market, with a 15.2 percent share.

Overall, total registrations of Peugeot and Citroën cars and light utility vehicles rose 7 percent in 1996. This was slightly better than the market's 6.4 percent gain, resulting in a small increase in PSA Peugeot Citroën's market share.

A RECOVERY IN SALES OUTSIDE WESTERN EUROPE

Outside Western Europe, sales of Peugeot and Citroën vehicle rose by 15 percent to 260,500 assembled vehicles and CKD units in 1996, when their proportion of total sales rose to 13 percent from 12.1 percent in 1995. The increase represents an important step towards meeting the objective of generating one-quarter of unit sales outside Western Europe by the beginning of the next decade.

Peugeot and Citroën are both committed to an ambitious strategy of developing in regions with strong economic and manufacturing potential. Both have invested in production facilities in Asia and South America and established solid distribution networks in many parts of the world, notably in Central and Eastern Europe. Globalization is being implemented with constant attention to limiting risks, and in particular financial exposure in countries where development can be uncertain. In response, international growth has been led by the creation of joint ventures with local partners.




806

The Peugeot 806 Eden Park expresses a world of high-class refinement.

To integrate global aspirations further upstream in the new car development process, corporate international operations departments are reformulating marketing functions with substantially enhanced market research capabilities. The international organization has also been upgraded in a number of ways. To facilitate the production of new cars outside France, analysis of localization requirements are now built into the development process. Ambitious goals have been set to reduce production costs of CKD units and components to be assembled abroad, and to bring down the cost of value added in packaging.



The Peugeot 406 is designed for people who care about styling, handling, comfort and durability. These customers, for whom an automobile is more than just a means of transportation, purchase 65% of cars in the M2* upper mid-range segment in Europe.

** The M2 upper mid-range segment, which accounts for around 20% of the European automobile market, consists mainly of family cars that are spacious and comfortable.*

Lastly, the reorganization of the Vesoul shipping center has resulted in improved supply chain logistics for major foreign facilities. Personnel management now systematically takes into account the Group's global scope, while extensive training programs are underway in countries outside Western Europe, in particular with the opening of schools offering courses in selling, after-sales service and spare parts management.

In China, austerity measures designed to cool the economy have led to a sharp slowdown in automobile demand, causing a decline in local output from the Guangzhou Peugeot Automobile Company. The year was one of transition for the Dongfeng Citroën Automobile Company. Capacity is gradually being increased at the Wuhan plant, where the body-in-white assembly facility came on stream in September. A distribution network has been set up with four regional management teams, a subsidiary in Wuhan, and fifty dealerships.

In India, the PAL-Peugeot joint venture increased Peugeot 309 output for the year, even though start-up was interrupted by a strike that lasted several weeks.

Production of the "Tiara", a rebadged Citroën AX, got underway in Malaysia in April. More than 15,000 units were assembled during the year, as part of a local licensing agreement signed in September 1995 between Automobiles Citroën and Proton.


The Peugeot 406 Coupé showcases the marque's expertise as a world-class car manufacturer.

Coming after the serious drop in 1995, the 2.7 percent increase in Latin American sales only partially reflected the recovery in shipments that began in the Summer of 1996. Group sales in Argentina, which increased more than 30 percent in one year, amply offset weak volumes in Brazil following the application of trade barriers. Production of the Peugeot 306 began in Argentina in the Spring, while in Uruguay, an agreement reached in November between Automobiles Peugeot, Automobiles Citroën and Oferol will soon lead to local manufacturing of 12,000 vehicles a year for export to neighboring Mercosur countries.

Projects undertaken several years ago to establish strong sales networks in Central and Eastern Europe are beginning to bear fruit. Sales volume in the region increased 83 percent during the year, with marked growth in Hungary, the Czech Republic, Slovenia, Slovakia, and especially Poland.


The Peugeot 406 responds effectively to changing market conditions and carbuyer demands.

MORE THAN TWO MILLION CARS SOLD IN 1996

In all, total worldwide sales rose 7.6 percent to 2,006,000 units in 1996. Output increased slightly less, by 4.8 percent to 1,979,000 vehicles, to bring inventory down to a more satisfactory level. Peugeot production rose 0.4 percent to 1,146,500 units, while Citroën production gained 11.7 percent to 832,500 units. Of the total, 1,337,000 vehicles were built in France and 642,000 in other countries, including 397,900 vehicles in Spain (up 3.2 percent), 85,800 in the United Kingdom (up 8.2 percent), 60,300 utility vehicles in Italy (down 8.2 percent) and 14,500 cars in Portugal (up 9.7 percent).

A COMPREHENSIVE RANGE OF PRODUCTS AND SERVICES

PSA Peugeot Citroën is committed to offering a diversified, comprehensive line of quality products and services, capable of meeting the increasingly differentiated needs and demanding standards of the modern carbuyer. In response to growing competition, marketing focuses on building customer loyalty and continually upgrading product ranges. Today Peugeot and Citroën each offer a wide, consistent line-up of six passenger car families and three utility vehicle families. With the exception of the Peugeot 205 and Citroën AX, the average model is only around three years old.




144 ASL 92

The Citroën XM has now been equipped with the ES "9 V6" engine.

With the new Citroën Saxo—"the car for people tired of playing with little cars "—Citroën has expanded its B segment line-up. Like the AX city car, the Saxo is suited for use both in urban areas and on the open road. It is responsive, comfortable, fully-equipped, safe, refined and spacious. Launched in France in February, the Saxo was introduced throughout Europe in all versions in late November.

The Peugeot 106 has earned a reputation for quality and reliability since its introduction in late 1991. Four years later, a restyled version, launched in France in April, has enhanced the model's identity.

By giving the car greater multi-purpose flexibility, improved highway handling and an ultramodern look, restyling has also enlarged the customer base.

Less than a year after its introduction in Europe, the Peugeot 406 family has been extended with a new V6 engine, a new-generation automatic transmission, and, most notably, an elegant station wagon. The 406 sports coupe, whose classic styling drew rave reviews at the last Paris Auto Show, will come to market in 1997. The expanded 406 line-up enjoys an excellent image among European dealers and customers. All the versions project the dynamic, confident, upscale image so characteristic of the Peugeot marque.

Introduced last Summer, the Citroën Berlingo and the Peugeot Partner are marketed as both vans and five-seat passenger cars. As vans, they are sturdy, safe, practical and easy-to-load, all in a style seldom found in utility vehicles. As cars they are fun-to-drive, offering the same features and equipment as a sedan. In 1996, the models' new concept, original styling and functional passenger compartment earned them the "Van of the Year" award. The van and passenger models of both marques are manufactured at the Citroën factory in Vigo, Spain. When combined with the Citroën Jumper and Peugeot Boxer launched in 1994 and the Peugeot Expert and Citroën Jumpy introduced in 1995, the two new models mean that PSA Peugeot Citroën now offers Europe's most up-to-date, stylish and comprehensive range of light utility vehicles.

In addition, two more innovative hybrid car-vans were rolled out in early 1997. The Citroën Berlingo Multispace and the Peugeot Partner Break express the "roominess" concept, initiated with the five-seat models, that meets the growing appetite for recreational vehicles rather than conventional cars. Today demand is for multi-purpose, modular vehicles that have the features of a sedan, and are sturdy, easy to drive and affordable.


26 LJW 75

The Peugeot 106 S16 offers sports-car performance and sophisticated elegance.


he Xantia station
wagon combines
practical function
and elegant styling,
with a spacious interior and
a refined, distinctive appearance.

During the Summer, PSA Peugeot Citroën and Renault unveiled the new "ESL" V6 engine. Developed through industrial cooperation between the two carmakers, the gasoline engine is being manufactured by joint-subsidiary Société Française de Mécanique in northern France. It equips mid- and upper-range Peugeot, Citroën and Renault cars. One example is the Citroën Xantia V6 Activa, introduced in October 1996, which offers a new driving experience by combining a state-of-the-art drivetrain with the unique System Citroën Active Roll Control suspension.

The diversified, comprehensive line of high-quality vehicles designed to delight every carbuyer is mirrored by a similar commitment to service. Quality service is critical to both first-time and repeat sales. As part of an assertive customer retention strategy, Peugeot and Citroën have set four service goals: pay attention to each customer, provide professional service backed by advanced skills, respond quickly to individual customer needs, and offer clearly defined integrated service packages. These objectives have led Peugeot and Citroën dealers to expand their range of services. The Peugeot credit card and the Citroën Carte Rouge can now be used at

American Express affiliates, four new contracts have replaced the single Contrat-Service, new flat-fee maintenance and repair offers are now available in after-sales service centers, the first "Peugeot Rapide" test sites have been set up, and Peugeot Assistance now offers services in all major European markets.

On the production side, the highlight of 1996 was the completion of renovation work on the glossy paint shop at the Poissy plant. The new facility, which came on line early in 1997, has greatly enhanced paint-job quality and improved working conditions. It also represents an important technological breakthrough in the use of water-soluble glossy paints that greatly reduce effluent and run-off. The process dramatically cuts emissions of volatile organic compounds. When new primer coating facilities are commissioned early in the next century, contaminants will have been reduced by more than 50 percent. The new facility represents other major changes as well. The project was concurrently engineered with the involvement of all partners, including equipment suppliers. This helped to reduce total surface area and to optimize equipment installation and operation. Body transit has been streamlined, with the replacement of sled-based batch


Xantia

Since 1996, the Citroën Xantia V6 Activa has combined an innovative drivetrain and an exceptionally responsive suspension system.

handling by a reverse double-track conveyor system already used by US and Japanese carmakers. PSA Peugeot Citroën is the first French automaker to make a major investment in this technology, whose installation has led to a significant reduction in the materials handling budget.

LOWER COSTS AND HIGHER QUALITY

The strategy of reducing operating expenses pursued in recent years has become even more crucial in the face of growing price pressure in Europe. In response, new, more ambitious goals have been set to cut production costs 25 percent by the year 2000. To meet this deadline, a new product design organization is being phased in to support stepped-up conventional programs to raise productivity and lower costs.

Plant productivity is still improving, by 13 percent last year, and the quality of the manufacturing organization will ensure that double-digit growth continues in the years that follow. The goal is to operate with ever-greater efficiency, through wider coordination of product and process engineering, the streamlining of assembly lines, and the production of a limited number of versions of each model. Two new programs were undertaken in 1996, inspired by the project approach used for new model development. For each car family, a "series platform" now manages the life cycle of a vehicle and its production process through a single multi-disciplinary organization, in charge of improving response to manufacturing or customer problems and of significantly reducing costs throughout the cycle. Competency centers, such as the hydraulics facility at the Citroën plant in Asnières, near Paris, and the elastomer facility at the Rennes La Barre-Thomas plant in Brittany, serve as centers for the development, process engineering and manufacture of components in their special areas of expertise.

Cost reduction objectives are also being met with the continuing support of suppliers. In 1996, the cost of purchased parts and equipment decreased 2.8 percent from the average price in 1995. Suppliers have again been asked to speed up productivity gains and cost reductions, with the goal of reducing purchasing outlays 25 percent by the end of the decade. As a result, Sogedac's partnership with suppliers is being broadened as the latter play an even greater role in the development of new vehicles and sub-assemblies.

Controlling capital expenditure has allowed for a significant decrease in the capital budget without any cut-back in the ambitious program of new vehicle introductions or in plans to upgrade and maintain manufacturing facilities. In 1996, aggregate capital expenditure, including outlays by manufacturing companies accounted for by the equity method, came to FF 10,828 million (of which FF 10,273 million committed



The Peugeot Partner MPV version has introduced an exciting new concept of driving.



The Citroën Evasion Turbo enhances the quality of life in a multi-purpose vehicle.

by fully consolidated companies), versus FF 11,716 million in 1995. Further savings will be achieved by
1) reducing the amount of plant automation, which is expensive to install and maintain;
2) streamlining production flows;
3) reusing components and equipment from existing models (44 percent of Citroën Berlingo parts come from existing vehicles like the C15 and the ZX);
4) focusing on flexibility and incremental improvements. Today, the goal is to "invest smarter", by using more conservative scenarios for medium-term growth in demand and more flexible staffing to meet unforeseen upsurges in the market.

One major challenge, given the changes taking place in the automobile market, is to find ways to design cars faster at less cost. Today, PSA Peugeot Citroën produces two complete line-ups with costs and staffing comparable to those of its single-brand competitors. The project-oriented approach, which was first used to develop the Peugeot 406, has been extended to all new vehicle and sub-assembly development. It will help reduce engineering costs for future models by 30 to 40 percent. Time-to-market has been cut by replacing teams organized around a single activity with multi-functional units. Whereas in the past it took five years to get a car from design to production, the Citroën Berlingo and Peugeot Partner were brought to market in 3.8 years. The goal is to reduce the cycle to three years by the end of the decade. In addition, the systematic use of super-computing, concurrent engineering and digital modeling have made it possible to improve quality, reduce the number of prototypes, and enable teams in different facilities to work together. By achieving these stricter time- and cost-reduction goals, PSA Peugeot Citroën will be able in 1998 to bring to market vehicles that are less expensive to manufacture than the models they replace.

With the restyled 306, Peugeot offers a graceful, elegant car combining safety, handling and Peugeot reliability, qualities that should help to strengthen its position in the M1* segment. The introduction of a station wagon, the newest addition to the line-up, will make the 306 even more attractive to families.



*The M1 lower mid-range segment represents 30% of the European car market.

Quality is an ever-growing customer demand and, like the cost-reduction strategy, a critical concern at PSA Peugeot Citroën. To continually improve product and service quality, Peugeot and Citroën have set up a number of procedures—and controls in particular—that track vehicles from design through manufacture and after sale. This assertive commitment to continuous progress improves processes and vehicles throughout their lives. It also provides feedback that enhances future vehicles, since customer desires and needs are built into specifications. In this way, every new car can better meet customer standards of quality, performance and service.

The concern with quality in all aspects of the business is reflected in the high level of staff participation in plant quality circles and in the large number of employee suggestions. Although teams responsible for project development and process engineering are always looking for ways to simplify vehicle assembly—which is one of the quickest paths to quality improvement—many of the most pertinent suggestions come from workers on the plant floor.

Lastly, quality-assurance procedures in line with European automobile regulations have been implemented, and all Peugeot and Citroën production sites meet ISO certification standards. This initiative has been extended to suppliers and is underway in the dealership network, where the quality of customer relations and service is an integral part of each vehicle's perceived quality.



The Peugeot 306 Cabriolet, a benchmark of elegance in the world of convertibles.

CORPORATE COMMITMENT AND DEDICATED PEOPLE

To achieve these ambitious performance and competitiveness goals, PSA Peugeot Citroën relies on the support and dedicated involvement of its employees.

As of December 31, 1996, the fully-consolidated companies employed 139,100 people, compared to 139,900 the year before. The Automobile Division employed 121,350 (122,700 in 1995) and the Mechanical Engineering and Services Division 17,300 (16,800 in 1995).



The new Peugeot 306 Symbio features modern styling and enhanced safety.

These figures reflect the unavoidable strategy of reducing employment over the medium-term. This strategy, which has been in effect for several years, is designed to strengthen competitiveness in an increasingly open and global automobile industry. It is based on planned, voluntary departures whenever possible, and on the hiring of young people.

Phased early-retirement programs have been set up in several companies, while job reduction programs are underway following government agreements reached in September 1995. Hiring policy has been adapted to the new staffing requirements, in an effort to lower average employee age and raise skill levels. One result was that in 1996 Group companies in France hired nearly 3,000 people under the age of 30.


605
605
The Peugeot 605 was equipped with the new V6 engine in 1997.

At the same time, temporary furloughs were necessary at certain facilities, such as Sochaux, Poissy and Rennes, to compensate for fluctuations in demand during the year.

Continuously upgraded training and skills enhancement programs are helping to prepare employees for the jobs of tomorrow. For many years, around four percent of payroll has been committed to programs that enable operators, supervisors, clerical staff, technicians and managers to learn new work methods, acquire or enhance job-related knowledge and skills, and keep up with advances in technology and industrial organization. The average skill level has constantly improved over the past 15 years, with the percentage of unskilled workers in the automobile companies declining from 57 to 40 percent and the percentage of skilled workers rising from 18 to 28 percent, technicians from nine to 14 percent and executives from four to nine percent.

Employee training covers a wide range of areas, including general, scientific and technical knowledge, mastery of new technologies, quality, new model preparation and launch, and new sales and marketing techniques. In addition, programs to facilitate staff mobility are underway at sites where job reduction plans have been implemented. Other organizations, like Peugeot Développement and Citroën Superforce, have been set up to encourage companies, particularly Group suppliers, to develop new operations in regions where manufacturing facilities are located.

Total personnel costs amounted to FF 31,514 million in 1996. Growth was limited to 3.9 percent, while sales rose 5.1 percent during the year. Following negotiations with union representatives, wages for French employees were raised an average 3.5 percent, with priority given to the lowest salaries.

Sustained programs to reduce risks and improve working conditions are in effect in all PSA Peugeot Citroën companies. These programs are supported by clearly-defined annual goals, appropriate training, ergonomic applications and extensive information. They have helped to steadily reduce the number and seriousness of industrial accidents and work-related illnesses, while positioning Automobiles Peugeot and Automobiles Citroën for many years at the forefront of the French metal-working industry.

Working conditions are taken into account early in the new model design process. The number of tiring, repetitive operations has been reduced with each new launch, as was the case with the Citroën Saxo and the Peugeot 406. At Automobiles Peugeot, this commitment has led to an agreement concerning continuous improvement in working conditions, while at Automobiles Citroën, the "Harmonie" project, developed with a team of ergonomic experts, has made considerable progress toward the goal of reconciling production demands with the limitations of the human body. This initiative is part of an overall effort to increase skills and performance and to promote improvement plans that involve employees in all aspects of the business. It is based on:

- a broad application of tools and work methods that can improve current work stations, such as ergonomics, future workstation design, new job assessment methods, and the Assembly Conditions Evaluation Method;
- a clear commitment to enhancing existing programs, with a focus on employee ages.

Lastly, the constant evolution of the marketplace and of economic, technical and social data is driving major changes in the way work is organized. These changes, which call for flexibility and self management, are being implemented with the active participation of the entire staff and their day-to-day involvement—as in the case of quality—in improvement circles, self-monitoring procedures and employee-suggestion programs.



The Citroën ZX station wagon was Europe's first truly compact, functional station wagon.


Berlingo

The Berlingo Multispace is a new automobile concept for people looking for an authentic multi-purpose vehicle capable of delivering an efficient, economic and attractive response to driver expectations of space, handling and comfort.

The number of suggestions submitted by Peugeot and Citroën employees has increased sharply in recent years, reaching 206,700 in 1996.

These programs also encourage employees to stay informed and involved in the fulfillment of the corporate mission. The commitment to participation is reflected in the signing or renewal of major agreements covering wage policy, training, jobs for the disabled, and working conditions. On July 10, an agreement concerning the creation of a European Works Council was signed with French trade unions and the European Metal Workers Federation.

PREPARING FOR THE FUTURE

PSA Peugeot Citroën's competitiveness is based on very high-level skills and expertise.

To sustain this advantage far into the future, research has to provide tools to maintain or create critical motor vehicle technologies, while development is expected to validate these innovations for use by project teams designing tomorrow's plants and vehicles.

Research and development involves 6,500 employees. In 1996, total R&D costs, including those devoted to improving production methods, amounted to FF 7,559 million or 4.4 percent of consolidated sales.

Making cars more energy-efficient and environmentally-friendly are top research priorities. Increasing fuel economy and reducing emissions involves improving automobile engines, making cars lighter, treating exhaust emissions and using alternative fuels. To develop the next generations of electric vehicles, research is focusing on lithium-based motors and batteries.



The Citroën Berlingo Multispace is an attractive, fun-to-drive multi-purpose vehicle.

Research in the vitally important area of passenger safety is based largely on designing and building cars that are lighter, more structurally sound, and equipped with electronic warning systems that alert drivers to potential dangers. Work is also being done on passenger compartment ergonomics, sound-proofing and vibration-reduction.

Engineering and manufacturing processes are also the subject of intensive research and development programs. The use of digital models and super computing is becoming more commonplace and is opening new paths to progress.

Lastly, the Group devotes resources to exploring new sub-assembly and vehicle concepts, by designing concept cars that showcase technology, test public reaction and offer a glimpse of the automobile of tomorrow. Peugeot has introduced two new models, the Asphalte roadster with twin rear wheels, a thermal engine and a sequential automatic transmission, and the environmentally-friendly Touareg electric 4WD recreational vehicle. In addition, Citroën presented three concept-cars based on the Berlingo at the Paris Auto Show: the Bulle Sedan, the Plage Sports Coupé and the Grand Large.



The Citroën Berlingo utility vehicle combines spaciousness, styling and "practical" features.



With its integrated Vehicle Interior Concept, Ecia offers automakers capabilities in producing passenger compartment modules and their interfaces, as well as support in simplifying car components and their installation.

Mechanical Engineering

ECIA: A YEAR OF STRATEGIC DEVELOPMENT

In 1996, Ecia pursued its strategic goal of becoming a tier-one automotive equipment supplier, partnering the main carmakers and holding global leadership positions in each of its product families. As part of this commitment, the systems offer was expanded during the year, with the unveiling of the new integrated Vehicle Interior module at the Paris Auto Show and the introduction of new exhaust systems and front-ends. The company also became the leading shareholder of Bertrand Faure, alongside door-panel specialist Trèves and roof-liner manufacturer Tramico. The cooperation agreement with these companies, whose product ranges fit closely with Ecia's, will further strengthen the company's position in the passenger compartment systems market. Lastly, Ecia acquired Silenciadores P.C.G., a Spanish manufacturer of exhaust systems, and increased its interest in its car-seat subsidiaries.

Consolidated sales rose by 3.8 percent to FF 9,453 million from FF 9,106 million in 1995. Domestic


LINEAS SUARDIAZ

Gefco is pursuing its strategy of expanding and diversifying outside the automotive industry. It is developing electronic data interchange systems with customers and implementing a dedicated logistical services partnership with a focus on improving quality.

and Services

sales totaled FF 5,930 million and international sales stood at FF 3,523 million. Automotive Equipment sales increased by 8.2 percent at FF 8,142 million. Growth was driven by higher output at customer carmakers in Europe coupled with a favorable shift in the product mix, reflecting both enhanced product features and the introduction of new equipment.

Consolidated net income amounted to FF 364 million. For the Automotive Equipment division, the impact of significantly lower sales prices and product launch costs was offset by productivity gains, higher volumes and lower raw materials costs. Earnings were also boosted by non-operating income.

International development continued throughout the year. In addition to acquiring Silenciadores P.C.G. in Spain, Ecia opened its fifth German plant, in Emden, for the delivery of dashboards. In early 1997, a joint-venture was set up in Argentina to manufacture exhaust systems.

PEUGEOT MOTOCYCLES: A YEAR OF INNOVATION

After two years of rapidly growing demand in Europe, the key French and Italian markets marked time in 1996, expanding by a scant one percent and three percent respectively. The slowdown created a buyer's market, fueling intense competitive pressure on prices. Nevertheless, Peugeot Motocycles succeeded in self-financing its entire capital expenditure budget, thereby maintaining the commitment to upgrading and expanding its product lines.

Sales for the year totaled FF 1,311 million, down 17 percent on 1995, which was a year of very strong revenue and volume growth.

The company continued to demonstrate its creative ability to innovate with the September 1996 launch of the Scoot'elec electric scooter, whose performance and driving pleasure augur well for the development of sales in urban markets. The line-up was also enhanced by the introduction of Speedfight, a sports scooter equipped with a single-arm fork, a liquid cooling system and a transponder-based anti-theft system.

GEFCO: A YEAR OF INTERNATIONAL GROWTH

In 1996, Gefco continued to build up its freight services for a broader customer base, while successfully responding to increased logistical demand from within PSA Peugeot Citroën. Logistics centers were set up or expanded in France and abroad to speed delivery of Peugeot and Citroën vehicles to dealers and to broaden Gefco's European freight network. A sales office was opened in Buenos Aires, Argentina, to establish a marketing base in the Mercosur region along the lines of those already set up in Asia and French-speaking North Africa.

Quality improvement programs led to ISO 9002 certification for units in Spain, Italy and Benelux. Consolidated sales rose 9.1 percent to FF 8,080 million. Net income for the year totaled FF 254.6 million.

Gefco is pursuing its strategy of international development in 1997 by strengthening existing operations and setting up new agencies in Italy, Spain and the United Kingdom. New cooperation and partnership agreements will be signed with the aim of building business with emerging countries whose fast growing economies offer strong development potential.

S.A.M.M. AND SCMPL

S.A.M.M. (Société d'Applications de Machines Motrices) designs and manufactures high-technology hydraulic systems

for the aerospace, defense and automotive industries. In 1996, the company had sales of FF 342 million, unchanged from the previous year.

Sales to the commercial aircraft industry regained momentum, helped by the start-up of mass production of the EC.120 helicopter, which is equipped with S.A.M.M. servo-commands and hydraulic systems. In the automotive segment, S.A.M.M. was selected by PSA Peugeot Citroën to supply high-pressure hydraulic electro-valves.

SCMPL (Société de Constructions Mécaniques Panhard & Levassor) experienced a 22 percent falloff in sales to FF 332 million and a decline in earnings for the year. The company continued to deliver wheeled armored vehicles and related equipment to the French Army and to various export customers. Several international contracts were signed during the year which will have a positive impact on 1997 sales. In addition, SCMPL continued to expand its engine retrofitting business both in France and abroad.

In February 1997, SCMPL signed a cooperation agreement with Henschel and Vickers to submit a joint bid for a European contract to develop a new military vehicle. SCMPL also prepared a bid based on an existing vehicle in response to an invitation to tender for a similar vehicle issued by French defense authorities.

PEUGEOT CITROËN MOTEURS: A YEAR OF TRANSITION

Sales by Peugeot Citroën Moteurs contracted by some 32 percent

to FF 740 million in 1996, representing a volume of 41,000 engines. The decline was the direct result of the phased wind-down of deliveries to Rover, which peaked at 65,000 engines in 1994. As a result, both 1996 and 1997 represent years of transition. The new contracts signed with Nissan and other Asian carmakers will begin to take up the slack in 1997 but the full benefits in terms of sales growth will not filter through until 1998.


CITROËN
PEUGEOT

Financial Services

WHOLESALE AND RETAIL FINANCING

Banque PSA Finance Holding's subsidiaries in ten European countries finance sales by Peugeot and Citroën in the main markets of Europe. In addition to providing wholesale loans to Peugeot and Citroën dealers to finance their vehicle and replacement parts inventories, they market a wide range of retail financing products to car buyers. These subsidiaries play a key role in PSA Peugeot Citroën's strategic commitment to offering customers integrated product, financing and service packages that meet their increasingly diversified needs.

In France, the volume of retail financing granted by Crédipar to Peugeot and Citroën customers increased significantly, reflecting the success of measures initiated in 1995 to win back market share. A total of 192,000 new loans were granted in 1996, lifting Crédipar's penetration rate to 20 percent from 17 percent the previous year. Used vehicle financing grew at an even faster rate than new vehicle financing. Peugeot Parc Alliance and Citroën Partenaire Entreprises, which were set up to offer a tailored response to the needs of fleet customers, demonstrated the full potential of their combined financing and service packages.

With operations in ten countries, PSA Finance Holding offers a wide range of wholesale and retail financing products and services to Peugeot and Citroën dealers and their customers.



Für ein Stück mehr Lebens- lust
FINANCIACION FACIL
Tout est réuni pour tout vous réussi
CITROEN
PSA CREDIT
CREDIPAR
CITROËN FINANZIARIA
PEUGEOT FINANCE
CREDYNASTIE PEUGEOT

and Finance

Lastly, the Peugeot credit card and the Citroën Carte Rouge were co-branded with American Express, a move that strengthened one of the key levers used by Crédipar to secure the loyalty of Peugeot and Citroën customers.

Banque PSA Finance Holding's international subsidiaries provided retail financing for a total of 327,300 new and used vehicles, matching the previous year's volume and showing a small increase in the total value of new loans. Significant gains were recorded in Belgium and Spain, but the performances of subsidiaries in other European countries were more uneven.

Wholesale loan originations rose by five percent in value compared with 1995, with stronger volume growth in France than in the rest of Europe.

At year-end 1996, total loans by the PSA Finance Holding Group, including 100 percent of the loanbooks of 50 percent-owned Crédipar and PSA Finance PLC, amounted to FF 62.6 billion, an increase of 8.5 percent compared with one year earlier.

Banque PSA Finance Holding's consolidated net income before minority interests declined to FF 652 million from FF 737 million in 1995, due to the write-down of the portfolio of equity interests held by Société Nouvelle de Développement Automobile. Excluding the impact of this write-down, which was reversed in early 1997, net income before minority interests would have been slightly up on the previous year.

CAPITAL MARKETS ACTIVITIES

PSA Peugeot Citroën raises funds on the capital markets through several specialized subsidiaries.

In France, GIE PSA Trésorerie manages a French-franc cash pool for the main Group companies and raises financing on their behalf through an FF 8.5 billion commercial paper program. Interest rate risks are managed by Socia, while Socia's direct subsidiary, Sofib, provides banking services to the Peugeot and Citroën dealer networks.

Geneva-based PSA International S.A. manages currency positions and hedges on behalf of all PSA Peugeot Citroën companies. In 1996, PSA International S.A. had net income of CHF 13.7 million.



Peugeot Finance International N.V., a Dutch company, maintained an active presence on all the European financial markets in its drive to provide the Banque PSA Finance Holding's foreign subsidiaries with financing at the best possible terms. In 1996, the company stepped up its commercial paper and Euro Medium-Term Notes issues. Two FF 2 billion domestic Medium-Term Notes programs were launched by the company and its parent, Banque PSA Finance Holding. At December 31, 1996, Peugeot Finance International N.V. had shareholders' equity of NLG 305 million, compared with outstanding loans of NLG 3,529 million.

Peugeot S.A.

Peugeot S.A., PSA Peugeot Citroën's central holding company, is not directly engaged in any manufacturing or marketing operations. It coordinates and supervises the activities of its subsidiaries and provides them with a range of corporate services, for which it is paid a fixed fee. Its assets consist of shares in direct subsidiaries, real estate assets and cash.

Peugeot S.A.'s net income contracted slightly in 1996, primarily on a decline in interest income following the sustained reduction in average short-term interest rates. The election for Group relief made by the Company and its more than 95 percent-owned French subsidiaries generated a net tax benefit of FF 105 million. After taking into account this benefit, net income for the year stood at FF 1,324 million versus FF 1,471 million in 1995.

Dividend

The decline in 1996 consolidated net income, which occurred in the midst of aggressive competition in European car markets, has prompted the Managing Board to recommend a reduction in the dividend to FF 3 per share (FF 4.50 including the associated tax credit) from FF 5 the previous year. In compliance with article 47 of French law of July 12, 1965, the following table shows the dividends paid in the past three years:

	1993	1994	1995
Shares outstanding	50,033,736	50,039,468	50,095,678
Dividend before tax credit	–	FF 6.00	FF 5.00
Tax credit	–	FF 3.00	FF 2.50
Dividend including tax credit	–	FF 9.00	FF 7.50

Share ownership

Stockholders owning more than five percent of the Company's issued capital are listed in the "Stockholder Structure" table along with share data in the attached appendices. In December, the Michelin Group reduced its interest in Peugeot S.A. by selling 1,309,000 shares, representing just under 2.6 percent of the Company's capital, to various institutional investors. The Michelin Group has historical ties with Peugeot S.A. and these have been maintained in the continued ownership of 3.19 percent of outstanding Company shares and 4.94 percent of the voting rights. Peugeot S.A.'s bylaws require disclosure of interests of two percent or more and of each additional one percent.

At December 31, 1996, Peugeot S.A. held 632,129 of its own shares, acquired pursuant to the stockholder-approved authorization for the Company to trade in its own shares to stabilize the market price.

A total of 15,150 stock options were exercised in 1996, leading to the issuance of the same number of shares. These options were granted to management and key employees under the plans approved by stockholders on June 24, 1992. After deducting the 7,770 options granted under the 1991 plan that were allowed to lapse, a total of 43,640 options were outstanding at December 31, 1996 versus 66,560 one year earlier.

No company controlled by Peugeot S.A. granted options to purchase its shares in 1996 or any previous years.

Auditors

In 1996, Peugeot S.A. put the audit of the consolidated financial statements out to tender. The bids submitted by Coopers & Lybrand Audit and Barbier, Frinault & Autres were selected and Befec-Price Waterhouse agreed to resign at the Annual Stockholders' Meeting. The Managing Board would like to thank Befec-Price Waterhouse for their efficiency and professionalism during their term as auditors. All the changes resulting from the competitive bidding process will be submitted to the stockholders for approval in the fourth and fifth resolutions of the Annual Stockholders' Meeting.

Befec-Price Waterhouse and Mr. Michael Kean Geary will resign as Auditors and Substitute Auditor at the close of the Annual Stockholders' Meeting. A resolution will be presented at the meeting proposing the appointment, for the remainder of their term expiring at the close of the Annual Stockholders' Meeting to be called in 1999 to approve the 1998 financial statements, of Coopers & Lybrand Audit as Auditors and Mr. Louis-Pierre Schneider as Substitute Auditor.

The Annual Stockholders' Meeting will also be invited to appoint Mr. Francis Scheidecker as substitute for Barbier Frinault & Autres, to replace Coopers & Lybrand Audit which has resigned. Mr. Francis Scheidecker is proposed for appointment for the remainder of the term of Barbier, Frinault & Autres, expiring at the close of the Annual Stockholders' Meeting to be called in 1999 to approve the 1998 financial statements.

Financial authorizations

Five financial authorizations will be submitted to stockholders for approval at the Annual Stockholders' Meeting.

The first corresponds to the renewal, on the same terms, of the authorization given to the Managing Board at last year's meeting to trade in the Company's shares on the stock market in order to stabilize the share price. The Managing Board will be authorized to acquire up to 5,000,000 shares, representing approximately 10 percent of the total number of shares outstanding. The maximum purchase price will be set at FF 1,500 and the minimum sale price at FF 500. The authorization, which will be valid for a period of eighteen months, is submitted for approval under the quorum and majority vote requirements applicable to Annual Stockholders' Meetings.

During 1996, the Company used the previous authorization to acquire shares representing just under one percent of its capital stock.

The second authorization corresponds to the renewal of an earlier authorization given to the Managing Board to grant Peugeot S.A. stock options to management and key employees of the Company and its subsidiaries. The options will be exercisable either for new shares or for existing shares purchased into treasury stock for this purpose. Up to 350,000 options to acquire the same number of shares may be granted, unchanged from the earlier authorization given in 1992. The options will be exercisable over a period of eight years. The authorization will be valid up to June 25, 2002.

The other authorizations concern the issue of shares and share equivalents and are proposed pursuant to the provisions of the French Law of August 8, 1994 which allows the granting of a blanket authorization covering a standard period of 26 months, whatever the type of financial instrument to be issued. The ceilings on the aggregate par value of debt securities and shares that may be issued pursuant to these authorizations are unchanged compared with the earlier authorizations. The authorizations are subject to the quorum and majority vote requirements applicable to Extraordinary Stockholders' Meetings.

The seventh resolution defines the basic rules governing issues of shares and share equivalents. Under this resolution, the Managing Board will be given full discretionary powers to issue shares and share equivalents by any appropriate method, i.e.:

• issuance of Peugeot S.A. shares, Peugeot S.A. stock warrants (on a stand-alone basis or attached to securities issued by Peugeot S.A. and/or its over 50 percent-owned subsidiaries) and securities such as bonds with stock warrants and convertible bonds;

• issuance of bonus shares or increase in the par value of existing shares, to be paid up by capitalizing reserves, additional paid-in capital or earnings.

The 26-month authorization will expire on September 25, 1999. Shares created as a direct or indirect result of these issues will rank pari passu with existing shares, except in terms of the cum-dividend date.

As was the case under the earlier authorizations, the aggregate par value of the shares created pursuant to these issues will be limited to a maximum of FF 4,000,000,000.

In the case of issuance of debt securities (convertible bonds and bonds with stock warrants) the aggregate nominal value of the securities will be limited to a maximum of FF 4,000,000,000. This will be in addition to the aggregate value of straight bonds that may be issued by the Managing Board under a separate authorization.

The resolution also includes various measures to be approved by the Extraordinary Stockholders' Meeting and which are designed to obtain stockholder approval of the terms and conditions of the future capital increases. In particular, the resolution stipulates that, in the case of issues for which stockholders are given pre-emptive subscription rights, any shares not taken up by stockholders exercising these rights will be offered to the other stockholders. If, at the end of this process, the proposed issue has not been fully subscribed, the Managing Board may decide to reduce the amount of the issue, to allocate certain subscriptions or to offer the unsubscribed shares to the public. The resolution also stipulates that in the case of a share issue paid up by capitalizing reserves, rights to fractions of shares will be non-transferable. The corresponding shares will be sold by the Company and the proceeds shared among the stockholders concerned. Lastly, in the case of issues of compound securities, shareholders will not have any pre-emptive right to subscribe for the shares to be issued on conversion, redemption, exchange or exercise of these securities.

The eighth resolution concerns issues of securities without pre-emptive subscription rights and is the subject of a special report issued by the Auditors. The Managing Board proposes that the maximum aggregate value of these issues should be the same as for the issues covered by the seventh resolution.

The Managing Board will issue securities without pre-emptive subscription rights only in cases where this is considered necessary to facilitate the placing of the issue among investors, especially on the international financial markets, within the extremely short time-frame required by these markets. Stockholders will naturally have an opportunity to subscribe for these issues. In addition, the shares to be created on conversion, redemption, exchange or exercise of the securities, will be issued at a price at least equal to the average of the prices quoted for Peugeot S.A. shares on the Paris Bourse over ten consecutive trading days selected from among the twenty trading days preceding the issue of the securities. This pricing method is in accordance with the law and will ensure that the value of existing stockholders' investments is not impaired.

The fifth financial authorization sought by the Managing Board consists in the renewal, for a further period of one year, of an earlier authorization allowing the Managing Board to issue shares while a takeover bid is in progress, provided that there are no restrictions on the right to subscribe for the shares.

Statistics

Passenger car registrations in Europe by country

	1996	1995	1994
France	**2,132,100**	1,930,500	1,972,900
Austria	**307,600**	279,600	273,700
Belgium - Luxembourg	**427,300**	386,900	416,400
Denmark	**142,500**	135,800	139,700
Finland	**95,800**	79,900	67,200
Germany	**3,496,300**	3,314,000	3,209,200
Greece	**139,800**	125,700	109,600
Ireland	**115,200**	86,900	80,400
Italy	**1,736,000**	1,744,600	1,671,400
Netherlands	**473,500**	446,400	434,000
Norway	**125,000**	90,500	85,100
Portugal	**218,000**	201,500	233,300
Spain	**911,100**	834,400	909,700
Sweden	**183,800**	169,800	156,400
Switzerland	**272,900**	268,000	268,000
United Kingdom	**2,025,500**	1,945,400	1,910,900
Total Europe (17 countries)	**12,802,400**	12,039,900	11,937,900
Total Europe - Outside France	**10,670,300**	10,109,400	9,965,000

Passenger car registrations in Europe by manufacturer

	1996		1995		1994	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
Automobiles Peugeot	**907,200**	**7.1**	862,100	7.2	920,900	7.7
Automobiles Citroën	**621,200**	**4.8**	579,600	4.8	609,100	5.1
PSA Peugeot Citroën	**1,528,400**	**11.9**	**1,441,700**	**12.0**	**1,530,000**	**12.8**
Volkswagen	**2,197,300**	**17.2**	2,021,500	16.8	1,888,700	15.8
General Motors	**1,589,800**	**12.4**	1,561,200	13.0	1,541,600	12.9
Ford	**1,466,100**	**11.5**	1,403,700	11.7	1,395,900	11.7
Renault	**1,289,900**	**10.1**	1,241,300	10.3	1,309,000	11.0
Fiat	**1,433,100**	**11.2**	1,341,300	11.1	1,293,000	10.8
BMW-Rover	**806,900**	**6.3**	765,900	6.4	776,900	6.5
Mercedes	**462,000**	**3.6**	399,100	3.3	419,900	3.5
Volvo	**206,300**	**1.6**	218,600	1.8	200,600	1.7
Japanese marques	**1,387,200**	**10.8**	1,290,700	10.7	1,303,500	10.9
Korean marques	**249,000**	**1.9**	180,200	1.5	106,100	0.9
Other marques	**186,400**	**1.5**	174,700	1.4	172,600	1.4

Light commercial vehicle registrations in Europe by country

	1996	1995	1994
France	**331,300**	312,800	290,300
Austria	**22,400**	21,400	20,900
Belgium - Luxembourg	**38,100**	35,300	31,600
Denmark	**27,000**	25,500	20,600
Finland	**10,000**	7,600	3,800
Germany	**172,300**	178,800	184,100
Greece	**13,000**	16,100	14,800
Ireland	**16,200**	13,700	13,000
Italy	**138,200**	139,200	109,500
Netherlands	**68,300**	51,800	42,500
Norway	**32,500**	33,800	26,700
Portugal	**84,700**	66,300	98,500
Spain	**184,200**	166,100	164,400
Sweden	**15,200**	10,900	7,200
Switzerland	**16,900**	16,000	14,800
United Kingdom	**208,400**	198,300	184,000
Total Europe	**1,378,700**	1,293,600	1,226,700

PSA Peugeot Citroën
Passenger car registrations in Europe by country

	1996		1995		1994	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	**625,800**	**29.4**	582,700	30.2	614,300	31.1
Austria	**21,600**	**7.0**	21,300	7.6	21,300	7.8
Belgium - Luxembourg	**61,100**	**14.3**	52,000	13.5	57,000	13.7
Denmark	**19,500**	**13.7**	17,700	13.1	20,800	14.8
Finland	**7,800**	**8.1**	6,600	8.3	5,700	8.4
Germany	**128,400**	**3.7**	134,500	4.1	143,100	4.5
Greece	**12,300**	**8.8**	12,500	10.0	12,300	11.3
Ireland	**7,200**	**6.2**	5,500	6.3	5,600	7.0
Italy	**116,300**	**6.7**	118,500	6.8	118,300	7.1
Netherlands	**46,300**	**9.8**	47,400	10.6	52,600	12.1
Norway	**9,000**	**7.2**	6,800	7.5	7,600	8.9
Portugal	**27,300**	**12.5**	24,700	12.3	30,900	13.3
Spain	**187,400**	**20.6**	158,900	19.0	181,100	19.9
Sweden	**6,800**	**3.7**	6,500	3.8	7,200	4.6
Switzerland	**21,900**	**8.0**	22,500	8.4	21,100	7.9
United Kingdom	**229,700**	**11.3**	223,600	11.5	231,100	12.1
Total Europe	**1,528,400**	**11.9**	1,441,700	12.0	1,530,000	12.8
Total Europe - Outside France	**902,600**	**8.5**	859,000	8.5	915,700	9.2

Automobiles Peugeot
Passenger car registrations in Europe by country

	1996		1995		1994	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	**367,700**	17.3	341,700	17.7	369,600	18.7
Austria	**12,100**	3.9	12,000	4.3	12,200	4.5
Belgium - Luxembourg	**34,000**	8.0	29,100	7.5	32,700	7.9
Denmark	**12,100**	8.5	10,600	7.9	11,600	8.3
Finland	**5,200**	5.3	4,100	5.2	3,700	5.5
Germany	**84,500**	2.4	87,100	2.6	94,400	2.9
Greece	**5,900**	4.2	5,700	4.5	6,000	5.5
Ireland	**4,700**	4.1	3,700	4.2	3,600	4.5
Italy	**62,600**	3.6	69,200	4.0	70,500	4.2
Netherlands	**30,800**	6.5	30,600	6.9	32,800	7.5
Norway	**5,400**	4.3	4,300	4.8	4,900	5.7
Portugal	**14,000**	6.4	14,400	7.2	15,800	6.8
Spain	**96,800**	**10.6**	87,700	10.5	98,300	10.8
Sweden	**3,800**	2.1	3,400	2.0	4,000	2.5
Switzerland	**14,400**	5.3	15,200	5.7	14,200	5.3
United Kingdom	**153,200**	7.6	143,300	7.4	146,600	7.7
Total Europe	**907,200**	7.1	862,100	7.2	920,900	7.7
Total Europe - Outside France	**539,500**	5.1	520,400	5.1	551,300	5.5

Automobiles Citroën
Passenger car registrations in Europe by country

	1996		1995		1994	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	**258,100**	**12.1**	241,000	12.5	244,600	12.4
Austria	**9,500**	**3.1**	9,300	3.3	9,100	3.3
Belgium - Luxembourg	**27,100**	**6.3**	22,900	5.9	24,300	5.8
Denmark	**7,300**	**5.2**	7,100	5.2	9,100	6.5
Finland	**2,700**	**2.8**	2,600	3.2	1,900	2.9
Germany	**43,900**	**1.3**	47,400	1.4	48,700	1.5
Greece	**6,400**	**4.6**	6,800	5.4	6,300	5.8
Ireland	**2,400**	**2.1**	1,900	2.1	2,000	2.5
Italy	**53,700**	**3.1**	49,300	2.8	47,800	2.9
Netherlands	**15,500**	**3.3**	16,800	3.8	19,900	4.6
Norway	**3,500**	**2.8**	2,500	2.8	2,700	3.2
Portugal	**13,400**	**6.1**	10,400	5.1	15,100	6.5
Spain	**90,600**	**9.9**	71,200	8.5	82,800	9.1
Sweden	**3,000**	**1.6**	3,000	1.8	3,200	2.1
Switzerland	**7,600**	**2.8**	7,200	2.7	7,000	2.6
United Kingdom	**76,500**	**3.8**	80,200	4.1	84,600	4.4
Total Europe	**621,200**	**4.8**	579,600	4.8	609,100	5.1
Total Europe - Outside France	**363,100**	**3.4**	338,600	3.3	364,500	3.7

PSA Peugeot Citroën
Light commercial vehicle registrations in Europe by country

	1996		1995		1994	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**124,400**	**37.6**	115,300	36.9	104,500	36.0
Austria	**2,000**	**9.1**	1,700	8.0	1,400	6.5
Belgium - Luxembourg	**6,800**	**17.8**	5,500	15.5	4,300	13.7
Denmark	**2,700**	**9.9**	2,100	8.1	1,000	4.7
Finland	**400**	**4.2**	200	3.2	–	–
Germany	**8,000**	**4.6**	6,700	3.8	7,100	3.9
Greece	**100**	**1.0**	300	2.0	100	0.4
Ireland	**1,200**	**7.6**	1,000	7.6	1,000	7.6
Italy	**5,300**	**3.8**	4,600	3.3	3,000	2.8
Netherlands	**5,000**	**7.3**	2,400	4.7	2,100	4.9
Norway	**1,200**	**3.8**	1,300	3.8	800	3.1
Portugal	**6,900**	**8.2**	5,300	8.0	8,900	9.1
Spain	**32,400**	**17.6**	25,200	15.2	24,700	15.0
Sweden	**600**	**4.0**	300	2.4	–	–
Switzerland	**1,400**	**8.0**	1,000	6.3	500	3.7
United Kingdom	**11,500**	**5.5**	9,900	5.0	7,700	4.2
Total Europe	**209,900**	**15.2**	182,800	14.1	167,100	13.6

Worldwide production by model

(Passenger cars and light commercial vehicles)	**1996**	1995	1994
Automobiles Peugeot:			
106	**350,500**	332,600	340,800
205	**76,900**	99,400	146,600
306	**350,200**	375,500	380,850
309	**2,300**	–	300
405	**35,700**	130,000	214,300
406	**196,100**	70,800	–
504/Paykan	**22,600**	34,800	45,550
505	**3,100**	7,400	9,600
605	**9,600**	17,000	19,050
806	**20,700**	30,000	10,900
Expert	**14,200**	3,400	–
Partner	**24,600**	–	–
J5	**–**	–	4,150
J9	**4,200**	3,200	2,900
Boxer	**35,800**	38,200	27,000
Total	**1,146,500**	1,142,300	1,202,000
(of which diesel-powered versions)	**(511,300)**	(494,100)	(546,900)
(of which passenger cars)	**(1,028,300)**	(1,037,200)	(1,104,400)
(of which commercial vehicles)	**(118,200)**	(105,100)	(97,600)
Automobiles Citroën:			
AX	**116,400**	168,300	198,700
Saxo	**201,500**	1,100	–
ZX	**197,800**	245,300	251,600
BX	**–**	–	100
Xantia	**157,300**	191,900	214,700
XM	**12,500**	17,800	20,600
Evasion	**12,200**	19,000	7,200
Jumpy	**14,000**	3,300	–
C15	**57,200**	71,400	71,900
C25	**–**	–	2,700
Berlingo	**39,100**	–	–
Jumper	**24,500**	27,500	20,300
Total	**832,500**	745,600	787,800
(of which diesel-powered versions)	**(387,300)**	(390,200)	(410,500)
(of which passenger cars)	**(704,500)**	(637,800)	(694,500)
(of which commercial vehicles)	**(128,000)**	(107,800)	(93,300)
Total PSA Peugeot Citroën	**1,979,000**	1,887,900	1,989,800
(of which diesel-powered versions)	**(898,700)**	(884,300)	(957,400)
(of which passenger cars)	**(1,732,800)**	(1,675,000)	(1,798,900)
(of which commercial vehicles)	**(246,200)**	(212,900)	(190,900)

Worldwide sales

(Total vehicles sold by PSA Peugeot Citroën European manufacturing companies)

(Passenger cars and light commercial vehicles)	**1996**	1995	1994	1993	1992
Western Europe					
France:					
Peugeot	**416,900**	396,200	429,500	327,500	436,800
Citroën	**321,400**	304,800	304,100	249,700	270,100
PSA Peugeot Citroën	**738,300**	701,000	733,600	577,200	706,900
Other Western European countries:					
Peugeot	**576,400**	552,300	584,600	543,500	617,400
Citroën	**430,900**	385,200	415,600	398,600	458,900
PSA Peugeot Citroën	**1,007,300**	937,500	1,000,200	942,100	1,076,300
Total Western Europe					
Peugeot	**993,300**	948,500	1,014,100	871,000	1,054,200
Citroën	**752,300**	690,000	719,700	648,300	729,000
PSA Peugeot Citroën	**1,745,600**	1,638,500	1,733,800	1,519,300	1,783,200
Rest of the world					
Central and Eastern Europe:					
Peugeot	**27,600**	18,000	13,800	20,000	14,600
Citroën	**22,700**	9,500	7,900	10,200	6,300
PSA Peugeot Citroën	**50,300**	27,500	21,700	30,200	20,900
Africa:					
Peugeot	**21,200**	25,600	24,100	22,300	30,600
Citroën	**10,200**	9,300	9,400	6,900	8,200
PSA Peugeot Citroën	**31,400**	34,900	33,500	29,200	38,800
America:					
Peugeot	**70,300**	68,200	98,700	71,000	58,900
Citroën	**13,000**	12,900	11,200	7,900	7,600
PSA Peugeot Citroën	**83,300**	81,100	109,900	78,900	66,500
Asia-Oceania:					
Peugeot	**38,300**	41,100	39,900	59,400	56,800
Citroën	**35,300**	22,600	21,400	19,300	14,900
PSA Peugeot Citroën	**73,600**	63,700	61,300	78,700	71,700
Special registrations:					
Peugeot	**19,400**	17,400	18,600	18,200	19,400
Citroën	**2,500**	2,000	10,000	9,400	13,100
PSA Peugeot Citroën	**21,900**	19,400	28,600	27,600	32,500
Total sales, rest of the world					
Peugeot	**176,800**	170,300	195,100	190,900	180,300
Citroën	**83,700**	56,300	59,900	53,700	50,100
PSA Peugeot Citroën	**260,500**	226,600	255,000	244,600	230,400
Total international sales					
Peugeot	**753,200**	722,600	779,700	734,400	797,700
Citroën	**514,600**	441,500	475,500	452,300	509,000
PSA Peugeot Citroën	**1,267,800**	1,164,100	1,255,200	1,186,700	1,306,700
Total worldwide sales					
Peugeot	**1,170,100**	1,118,800	1,209,200	1,061,900	1,234,500
(of which CKD collections)	**(23,200)**	(31,600)	(40,300)	(41,700)	(26,500)
Citroën	**836,000**	746,300	779,600	702,000	779,100
PSA Peugeot Citroën	**2,006,100**	1,865,100	1,988,800	1,763,900	2,013,600

MANUFACTURING FACILITIES

(As at December 31, 1996)

Facilities	Production	Annual output	Employees
• PEUGEOT			
FRANCE		**785,800**	**49,623**
Sochaux	405, 406, 605	231,500	19,343
Mulhouse	106	349,600	10,672
Poissy	306	204,700	8,977
Vesoul	Leather seats, CKD shipments, Peugeot and Citroën replacement parts for export	–	2,522
Lille	Diesel engines	–	221
Sept-Fons	Iron castings	–	718
Dijon	Steering systems	–	740
Saint-Etienne	Mechanical sub-assemblies	–	195
Cergy-Pontoise and Melun-Sénart	Peugeot and Citroën replacement parts for France	–	1,276
UMV-SMAN (Usines Mécaniques de Valenciennes)	Gear boxes	900,000	1,572
FVM-SFME (Fonderie Villers-la-Montagne)	Aluminum castings for transmission cases, engine blocks and gears	–	352
Headquarters and other		–	3,035
ABROAD		**207,000**	**10,523**
Villaverde (Spain)	205, 306	121,200	5,295
Ryton (United Kingdom)	306	85,800	5,228
• CITROËN			
FRANCE		**446,200**	**28,136**
Rennes	ZX station wagon	208,800	9,444
Aulnay	ZX station wagon	237,400	5,484
Rennes la Barre-Thomas	Rubber/elastomer parts	–	1,866
Caen	Wheels, axles, suspension systems, transmissions	–	2,209
Charleville	Aluminum and iron castings	–	1,960
Asnières	Free cutting, hydraulic systems	–	616
Saint-Ouen	Stamping	–	633
Meudon	Mechanical components	–	570
Headquarters, Vélizy and other		–	5,354
ABROAD		**291,000**	**7,304**
Vigo (Spain)	AX, ZX, C15, Citroën Berlingo, Peugeot Partner	276,500	6,642
Mangualde (Portugal)	AX, Saxo	14,500	662

WORKFORCE (1)

	1996	1995	1994
Peugeot S.A.	**400**	400	400
AUTOMOBILE ACTIVITY			
Automobiles Peugeot Group			
Automobiles Peugeot + Talbot & Cie	**49,600**	50,800	51,100
French subsidiaries	**4,700**	4,700	4,900
International subsidiaries	**13,100**	13,100	13,200
	67,400	68,600	69,200
Automobiles Citroën Group			
Automobiles Citroën	**28,400**	28,900	28,900
French subsidiaries	**4,900**	4,700	4,800
International subsidiaries	**12,400**	12,000	12,000
	45,700	45,600	45,700
Other companies	**8,300**	8,500	8,400
TOTAL AUTOMOBILE ACTIVITY	**121,400**	122,700	123,300
Mechanical Engineering and Services Activities	**17,300**	16,800	16,100
TOTAL PSA PEUGEOT CITROËN	**139,100**	139,900	139,800
Of which:			
- France	**110,700**	112,200	112,100
- Abroad	**28,400**	27,700	27,700

(1) Employees of companies fully consolidated as at December 31 of each year.

Joint Peugeot and Citroën Plants

(As at December 31, 1996)

Facilities	Production	Annual output	Employees
S.M.A.E. (Société Mécanique Automobile de l'Est)		**2,183,800**	**4,857**
Metz-Borny plant	Gear boxes	1,003,500	1,724
Tremery plant	XU gasoline engines and XUD diesel engines	1,180,300	3,133
50% Automobiles Citroën			
50% Automobiles Peugeot			

Joint plants with other manufacturers

(As at December 31, 1996)

Subsidiaries	Production	Annual output	Employees
FRANCE			
Française de Mécanique			4,621
	Cast iron crankshafts and cylinder linings		
50% Automobiles Peugeot	Engines: TU + TUD	869,100	
50% Renault	J	59,400	
	DJ5 / DK5	45,000	
	D	203,000	
Société Franco-Suédoise - PRV			
50% Automobiles Peugeot	V6 engines	8,300	
50% Renault			
Société de Transmissions Automatiques			935
20% Automobiles Peugeot	Automatic gear boxes		
80% Renault	FWD transmissions		
	Axles		
	Bevel gears		
Sevelnord Valenciennes - Hordain		**Capacity:** 130,000	3,608
25% Automobiles Peugeot	Peugeot 806		
	Peugeot Expert		
25% Automobiles Citroën	Citroën Evasion		
	Citroën Jumpy		
50% Fiat	Fiat Ulysse		
	Fiat Scudo		
	Lancia Zeta		
ABROAD			
Società Europea Veicoli Leggeri (Italy)		**Capacity:** 190,000	4,241
25% Automobiles Peugeot	Peugeot Boxer		
25% Automobiles Citroën	Citroën Jumper		
50% Fiat	Fiat Ducato		



Summary organization chart

as at December 31, 1996

PEUGEOT S.A.



AUTOMOBILE DIVISION
100%
AUTOMOBILES PEUGEOT
100%
AUTOMOBILES CITROËN
FRANCE
50%
50%
FRANÇAISE DE MECANIQUE
24 RETAIL DISTRIBUTION SUBSIDIARIES
65%
35%
SOGEDAC - SOCIETE GENERALE D'ACHATS
100%
STE DE CONSTRUCTION D'EQUIPEMENTS DE MECANISATIONS ET DE MACHINES - SCEMM
99.94%
STE D'OUTILLAGE GENERAL APPLIQUE AUX MOULES ET MODELES SOGAMM
REGIE NATIONALE DES USINES RENAULT
50%
50%
SOCIETE FRANCO-SUEDOISE DE MOTEURS PRV
100%
SOCIETE COMMERCIALE AUTOMOBILE
50%
PEUGEOT PARC ALLIANCE
50%
LOCA-DIN
GIE PSA PEUGEOT CITROËN
98.34%
CITER
99.97%
SOCIETE COMMERCIALE CITROËN
80%
20%
SOCIETE DE TRANSMISSIONS AUTOMATIQUES
99.61%
SOCIETE DE DISTRIBUTION ET D'EXPLOITATION D'AUTOMOBILE SODEXA
50%
50%
SOCIETE MECANIQUE AUTOMOBILE DE L'EST
99.40%
CITROËN CHAMP DE MARS
CITROËN PARTENAIRE ENTREPRISE
50%
50%
GIE TA 96
FIAT S.p.A.
50%
25%
25%
SOCIETE EUROPEENNE DE VEHICULES LEGERS DU NORD SEVELNORD
CREDIPAR
50%
EUROPE
99.97%
PEUGEOT ESPAÑA S.A. (Spain)
100%
PEUGEOT MOTOR COMPANY PLC (United Kingdom)
25%
25%
SOCIETÀ EUROPEA VEICOLI LEGGERI-SEVEL S.p.A. (Italy)
100%
CITROËN ITALIA S.p.A. (Italy)
96.57%
CITROËN HISPANIA S.A. (Spain)
100%
PEUGEOT AUTOMOBILI ITALIA S.p.A. (Italy)
100%
PEUGEOT TALBOT NEDERLAND N.V. (Netherlands)
16.50%
CITROËN LUSITANIA S.A. (Portugal)
99.98%
AUTOMOVEIS CITROËN S.A. (Portugal)
86.53%
PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal)
99.99%
PEUGEOT TALBOT BELGIQUE S.A. (Belgium)
50%
50%
A.B. AUTOGRUPPEN CITROËN, PEUGEOT, TALBOT (Sweden)
100%
CITROËN (SUISSE) S.A. (Switzerland)
99.95%
CITROËN DEUTSCHLAND AG (Germany)
100%
PEUGEOT TALBOT DEUTSCHLAND GmbH (Germany)
100%
PEUGEOT TALBOT SUISSE S.A. (Switzerland)
100%
CITROËN BELUX S.A.- N.V. (Belgium)
99.97%
CITROËN U.K. Ltd (United Kingdom)
100%
PEUGEOT POLSKA (Poland)
100%
PEUGEOT TALBOT AUSTRIA GmbH (Austria)
100%
CITROËN DANMARK A/S (Denmark)
100%
CITROËN NEDERLAND B.V. (Netherlands)
100%
PEUGEOT HUNGARY (Hungary)
100%
CITROËN NORGE A/S (Norway)
100%
CITROËN ÖSTERREICH GmbH (Austria)
CIMOS INTERNATIONAL (Slovenia)
100%
CITROËN POLSKA (Poland)
OTHER COUNTRIES
100%
PEUGEOT MOTORS OF AMERICA INC. (United States)
70%
PEUGEOT DO BRASIL AUTOMOVEIS Ltda (Brazil)
91.32%
AUTOMOTORES FRANCO CHILENA S.A. (Chile)
67.40%
32.51%
PEUGEOT CITROËN CUKUROVA AOTOMOVIS (Turkey)
25%
DONGFENG-CITROËN AUTOMOBILE COMPANY (China)
52%
CITROËN JAPON (Japan)
22%
GUANGZHOU PEUGEOT AUTOMOBILE COMPANY Ltd (China)
50%
INCHCAPE PEUGEOT JAPAN (Japan)
40%
PEUGEOT AUTOMOBILE NIGERIA Ltd (Nigeria)
51%
PEUGEOT EGYPTE SAE (Egypt)
40%
CITVEST AUTOMOBILES CORPORATION Ltd (Taiwan)
39.97%
SOCIETE TUNISIENNE DES AUTOMOBILES CITROËN (Tunisia)
20%
SOMACA (Morocco)
7.47%
SOPRIAM (Morocco)
90.70%
PEUGEOT ALGERIE (Algeria)
33.63%
STAFIM (Tunisia)

MECHANICAL ENGINEERING AND SERVICES DIVISION

FINANCIAL SERVICES


68%
ECIA
équipements et composants pour l'industrie automobile
100%
ECSA ETUDE ET CONSTRUCTION DE SIEGES POUR L'AUTOMOBILE
ROTH JOHNSON CONTROL
51%
FRANCO-SUEDOISE D'INVESTISSEMENT
49%
EAK COMPOSANTS POUR L'AUTOMOBILE
69%
31%
CESA COMPAGNIE EUROPEENNE DE SIEGES POUR L'AUTOMOBILE
72.50%
EQUIPEMENT AUTOMOBILE PARTICIPATION ECTRA
HONDA MOTOR
17.36%
BERTRAND FAURE
74.27%
25%
PEUGEOT MOTOCYCLES
100%
ECIA GmbH (Germany)
1%
99%
PEUGEOT MOTOCYCLES ITALIA S.p.A. (Italy)
100%
ECIA AUTOMOBIL-SYSTEME GmbH (Germany)
63.90%
SILENCIADORES P.C.G. (Spain)
0.35%
99.65%
LEISTRITZ ABGASTECHNIK (Germany)
50%
ARMADURAS DE ASIENTOS S.A. ARDASA (Spain)
79.56%
PEUGEOT MOTOR COMPANY PLC
20.44%
HILLS PRECISION COMPONENTS (United Kingdom)
100%
GEFCO
100%
STE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR
99.79%
TRANSAUTO-STUR
100%
STE D'APPLICATIONS DES MACHINES MOTRICES - SAMM
99.93%
GEFCOTOUR
100%
PEUGEOT CITROËN MOTEURS
51%
AIR GEFCO
100%
LA PUBLICITE FRANÇAISE
100%
GEFCO U.K. Ltd (United Kingdom)
100%
GEFCO ITALIA S.p.A. (Italy)
100%
GEFCO BENELUX S.A. (Belgium)
5%
95%
GEFCO DEUTSCHLAND (Germany)
100%
GEFCO ESPAÑA (Spain)
100%
GEFCO (SUISSE) S.A. (Switzerland)
97%
GEFCO PORTUGAL TRANSITARIOS LIMITADA (Portugal)
65.25%
AUTOMOBILES PEUGEOT
22.25%
BANQUE PSA FINANCE HOLDING
12.50%
AUTOMOBILES CITROËN
SOVAC
50%
50%
CREDIPAR
98%
SOFIRA-SOCIETE DE FINANCEMENT DES RESEAUX AUTOMOBILES
100%
SOCIETE DE CREDIT A L'INDUSTRIE AUTOMOBILE-SOCIA
100%
SOCIETE NOUVELLE DE DEVELOPPEMENT AUTOMOBILE
100%
SOCIETE FINANCIERE DE BANQUE-SOFIB
100%
GIE PSA TRESORERIE
100%
PSA WHOLESALE Ltd (United Kingdom)
100%
PEUGEOT FINANCE INTERNATIONAL N.V. (Netherlands)
99.87%
PSA INTERNATIONAL S.A. (Switzerland)
50%
LOMBARD NORTH CENTRAL (United Kingdom)
50%
PSA FINANCE PLC (United Kingdom)
100%
PSA CREDIT ESPAÑA S.A. (Spain)
100%
PSA LEASING ESPAÑA S.A. (Spain)
100%
PSA FINANCIAL HOLDING B.V. (Netherlands)
100%
PSA CREDITO-SFAC (Portugal)
100%
PSA BANK DEUTSCHLAND GmbH (Germany)
100%
PSA FINANCIERING NEDERLAND B.V. (Netherlands)
17%
80%
PSA GESTAO-COMERCIO E ALUGUER DE VEICULOS (Portugal)
82.35%
17.65%
PSA FINANCE (SUISSE) S.A. (Switzerland)
75%
RAIFFEISEN ZENTRALBANK ÖSTERREICH AG (Austria)
25%
P&C BANK ÖSTERREICH AG (Austria)
58%
42%
PSA CREDIT BELGIUM S.A. (Belgium)
99%
PSA FINANZIARIA ITALIA S.p.A. (Italy)
1%

— Manufacturing companies
— Marketing companies
— Other companies
— Mechanical engineering companies
— Transportation companies
— Finance companies



Legal and Financial Documents

Consolidated Financial Statements

Legal Documents

The consolidated financial statements of PSA Peugeot Citroën have been prepared in accordance with the accounting principles and policies described in note 1 to the consolidated financial statements. There were no changes of method in 1996.

Consolidated companies

The list of consolidated companies is presented in the pages following the notes to the consolidated financial statements.

Industrial and marketing companies that are over 50 percent-owned by Peugeot S.A. are fully consolidated, while companies that are between 20 percent and 50 percent-owned are accounted for by the equity method.

Financial services and banking companies are also accounted for by the equity method because of the significant difference between their business and that of the main Group companies. In accordance with Financial Accounting Standards Board Statement n°94, consolidated financial statements prepared by fully consolidating all companies that are more than 50 percent-owned, including the financial services and banking subsidiaries, are presented in note 25.

In 1996, 97 companies were fully consolidated and 42 were accounted for by the equity method, representing a total of 139 compared with 135 in 1995.

Changes in the scope of consolidation in 1996 were as follows:
- four Citroën marketing subsidiaries in Switzerland which were not previously consolidated were merged into Citroën Suisse;
- three Citroën marketing subsidiaries in France (in Angers, Nantes and Saint-Nazaire) which were not previously consolidated were merged into Société Commerciale Citroën;
- Silenciadores P.C.G., based in Spain, was consolidated for the first time following its acquisition by Ecia;
- Ardasa, a Spanish company 50 percent-owned by Cesa, which in turn is now 69 percent-owned by Ecia, was accounted for by the equity method;
- Ectra, which is 72.5 percent-owned by Ecia and holds a 17.3 percent interest in the Bertrand Faure group, was accounted for by the equity method;
- Saral, Peugeot S.A.'s wholly-owned captive insurance company, was accounted for by the equity method;
- Peugeot India Holding, a 51 percent-owned subsidiary of Automobiles Peugeot, was fully consolidated.

Sales

Consolidated sales rose by 5.1 percent to FF 172,668 million in 1996. Organic growth accounted for 4.9 percent of the increase, with changes in the scope of consolidation adding 0.2 percent, or FF 414 million.

Sales by business

(in millions of French francs)	**1996**	1995	1994	1993	1992
Automobile Division					
- Automobiles Peugeot	**97,165**	90,483	92,593	80,100	88,250
- Automobiles Citroën	**66,169**	64,122	65,402	59,091	59,827
Other	**168**	269	152	366	415
Total Automobile Division	**163,502**	154,874	158,147	139,557	148,492
Mechanical Engineering and Services Division	**9,162**	9,369	8,044	5,867	6,931
Holding company	**4**	5	4	7	8
PSA Peugeot Citroën	**172,668**	164,248	166,195	145,431	155,431

Automobile Division sales rose by 5.6 percent, reflecting increases of 7.4 percent for Automobiles Peugeot and 3.2 percent for Automobiles Citroën.

Sales by the Mechanical Engineering and Services Division declined 2.2 percent to FF 9,162 million from FF 9,370 million. The positive impact of higher sales outside the Group by Gefco and by Ecia's automotive equipment business was offset by lower sales at Panhard and Peugeot Motocycles.

New car sales rose 7.3 percent to FF 129,965 million from FF 121,096 million in 1995, a growth rate roughly equivalent to the increase in volumes. The upswing was the net result of the following factors:

	in %
- higher volumes	+ 7.0
- prices increases	+ 2.0
- changes in exchange rates	+ 0.3
- change in product mix	− 0.2
- other factors	− 1.8
	+ 7.3

The 2.0 percent increase in sticker prices was largely offset by the 1.8 percent negative impact of "other factors", primarily corresponding to lower-priced special editions and the weight of various versions within each product family. French government incentives the encourage the trade-in of older cars primarily attracted buyers of lower range models, leading to a slightly negative shift in product mix.

Quarterly sales

(in millions of French francs)	1996	1995	% change
- 1st quarter	**43,236**	42,665	+ 1.3
- 2nd quarter	**45,801**	43,766	+ 4.7
- 3rd quarter	**41,058**	35,256	+ 16.5
- 4th quarter	**42,573**	42,561	-
Total	**172,668**	164,248	+ 5.1

Quarterly sales trends reflected fluctuations in demand, particularly in France where the September 30 deadline for claiming Government new-for-old incentives fueled a sharp rise in sales in the third quarter, followed by an abrupt falloff in demand in the fourth quarter.

Sales by geographic market

(in millions of French francs)	1996	1995	% change
France	**75,187**	74,343	+ 1.1
Outside France	**97,481**	89,905	+ 8.4
United Kingdom	**21,633**	19,813	+ 9.2
Italy	**10,391**	9,851	+ 5.5
Germany	**13,073**	13,893	- 5.9
Spain	**16,133**	12,806	+ 26.0
Rest of European Union	**18,181**	15,992	+ 13.7
Rest of Europe	**6,027**	4,872	+ 23.7
North America	**629**	594	+ 5.9
Africa	**2,603**	2,833	- 8.1
Rest of world	**8,811**	9,251	- 4.8
PSA Peugeot Citroën	**172,668**	164,248	+ 5.1

Net Sales *(in millions of French francs)*



France
International
180
160
140
120
100
80
60
40
20
0
155,431
145,431
166,195
164,248
172,668
90,039
83,906
91,631
89,905
97,481
65,392
61,525
74,564
74,343
75,187
1992
1993
1994
1995
1996

Sales outside France represented 56.5 percent of the consolidated total, versus 54.7 percent in 1995. Exports by the French subsidiaries, representing their contribution to the French balance of payments, totaled FF 80,553 million, an increase of 8.1 percent.

Consolidated statement of income

Operating expenses rose by 6.6 percent to FF 171,841 million from FF 161,254 million in 1995.

Purchases used in production, adjusted for changes in raw materials inventories and intercompany adjustments, amounted to FF 103,756 million, up 4.1 percent on 1995. They represented 59.3 percent of output for the year (determined by deducting from consolidated sales the FF 880 million reduction in finished product and work in progress inventories and adding the FF 3,289 million worth of assets constructed in-house) versus 58.5 percent in 1995.

Changes in the components of adjusted purchases used in production included a 5.6 percent increase in outsourcing costs for new vehicles manufactured by fully consolidated subsidiaries, to FF 62,455 million from FF 59,162 million in 1995. The cost of vehicles purchased for resale rose by 10.6 percent to FF 11,160 million from FF 10,089 million, corresponding to multi-purpose vehicles and commercial vehicles purchased, respectively, from Sevelnord and Sevel Italy, two companies that are accounted for by the equity method, and various other vehicles purchased from contractors outside the Group. Purchases of used vehicles and replacement parts, overheads and other expenses contracted slightly to FF 18,916 million from FF 19,996 million the previous year.

The strategy pursued for a number of years drove a further significant reduction in the unit cost of purchases in 1996. This was more than offset, however, by the cost of vehicle enhancements, half of which were necessary to provide the equipment demanded by customers in today's highly competitive market. The other half corresponded to technical enhancements needed to comply with new regulations, such as the compulsory fitting of catalytic converters to diesel-powered vehicles.

Personnel costs
(in millions of French francs and as a % of sales)



35
30
25
20
15
10
5
0
31,149
30,132
30,360
30,320
31,514
20.0
20.7
18.3
18.4
18.3
1992
1993
1994
1995
1996

Personnel costs rose 3.9 percent to FF 31,514 million. The number of Group employees at year-end was cut by a net 800 persons, including 1,300 employees within the Automobile Division, in a year when global output by the Group rose 4.8 percent. The 1.2 percent decline in the average number of employees was offset by a 3.8 percent average increase in salaries and a reduction in short-time working, a solution that was used fairly extensively at certain plants in 1995.

Depreciation and amortization expense stood at FF 10,597 million, an increase of two percent on 1995.

Taxes other than on income totaled FF 2,669 million versus FF 2,538 million the previous year. Other external charges increased by 5.8 percent to FF 25,470 million from FF 24,073 million in 1995. This item consists of selling expenses, outsourced engineering costs and temporary labor costs. Selling expenses include product warranty costs but sales and marketing costs account for the lion's share. Including the expenses deducted from sales for accounting purposes, sales and marketing costs incurred by Peugeot and Citroën represented 12.8 percent of revenues from new car sales in 1996, a one point increase compared with 1995.

Operating margin

(in millions of French francs and as a % of sales)


8
7
6
5
4
3
2
1
0
- 1
5,881
3.8
(299)
0.2
7,289
4.4
3,751
2.3
1,675
1.0
1992
1993
1994
1995
1996

Operating income totaled FF 1,675 million, representing one percent of sales versus 2.3 percent in 1995. The positive impact of higher volumes and lower unit production costs, reflecting internal productivity gains and a further reduction in the cost of purchases, went a long way towards offsetting the cost of vehicle enhancements and increased marketing expenditure made necessary by the business environment.

Net interest expense

(in millions of French francs and as a % of sales)


2.5
2
1.5
1
0.5
0
1,465
0.9
2,420
1.7
1,645
1.0
1,481
0.9
1,173
0.7
1992
1993
1994
1995
1996

Broadbased declines in European interest rates drove a FF 308 million reduction in interest expense to FF 1,173 million. Factoring costs related to the financing of dealer inventories by Peugeot and Citroën declined by FF 246 million to FF 1,150 million, reflecting lower short-term interest rates in Europe, and interest expense on consolidated borrowings fell to FF 23 million from FF 85 million.

Rationalization costs amounted to FF 318 million, virtually unchanged from the previous year. Other expenses net of other income totaled FF 493 million, including FF 382 million in additional provisions set aside for retirement costs and an FF 86 million provision to cover the potential liability for redemption premiums on the March 1994 convertible bond issue.

Equity in the pre-tax earnings of affiliated companies rose by FF 315 million to FF 1,363 million, reflecting the increased earnings of the finance companies and the satisfactory performance of the industrial companies that manage cooperation agreements with Fiat and other carmakers.

Income before income taxes and net income

(in millions of French francs)


Pre-tax income/(loss)
Net income/(loss)
5
4
3
2
1
0
- 1
- 2
- 3
4,260
3,372
(1,413)
(2,585)
4,521
3,102
2,426
1,703
1,054
734
1992
1993
1994
1995
1996

Income before income taxes and minority interests stood at FF 1,054 million versus FF 2,426 million in 1995, representing 0.6 percent of sales. Current and deferred taxes, which are analyzed in detail in note 20 to the consolidated financial statements, amounted to FF 105 million or 10 percent of pre-tax income.

Net income before minority interests totaled FF 949 million. After deducting minority interests of FF 215 million, including FF 157 million corresponding to minority interests in Ecia and its subsidiaries, net income for the year stood at FF 734 million versus FF 1,703 million in 1995. Earnings per share amounted to FF 14.70.

☐ Consolidated statement of cash flows

Cash flows from operating activities

Net cash provided by operating activities totaled FF 12,062 million compared with FF 8,783 million in 1995.

Working capital provided from operations and capital expenditure

(in millions of French francs and as a % coverage of capital expenditure)



Cash flow
Capital expenditure
16
15
14
13
12
11
10
9
8
15,217
13,784
13,709
12,776
11,265
11,160
11,000
10,457
10,273
8,357
Coverage ratio
1992 99.5 %
1993 74.2 %
1994 145.5 %
1995 116.1 %
1996 108.6 %
Cash flow in % of sales
8.8
5.7
9.2
7.8
6.5

Working capital provided by operations amounted to FF 11,160 million, representing 6.5 percent of sales and FF 224 per share. Gross acquisitions of property, plant and equipment were 109 percent covered and net acquisitions 113 percent.

Working capital requirement

(in millions of French francs and as a % of sales)



8
7
6
5
4
3
2
1
0
7,293
5,091
448
4,441
3,539
4.7
3.5
0.3
2.7
2.0
1992
1993
1994
1995
1996

The working capital requirement was reduced by FF 902 million, compared with a FF 3,993 million increase in 1995. Inventories increased by FF 1,411 million, primarily reflecting higher used vehicle and other finished product inventories. Trade payables rose by FF 1,699 million, an increase that was in line with the growth in fourth quarter output compared with the same period of 1995.

Gross acquisitions of property, plant and equipment

(in millions of French francs)	**1996**	1995	1994	1993	1992
Automobile Division					
Automobiles Peugeot	**4,963**	5,858	5,919	5,744	6,813
Automobiles Citroën (of which SMAE)	**4,588**	4,438	3,913	4,913	6,212
Other companies (Sogedac)	**-**	8	7	7	8
Total Automobile Division	**9,551**	10,304	9,839	10,664	13,033
Mechanical Engineering ans Services Division	**722**	696	618	600	751
Total PSA Peugeot Citroën	**10,273**	11,000	10,457	11,264	13,784
As a percentage of sales	**5.9**	6.7	6.3	7.7	8.9
Affiliates accounted for by the equity method	**555**	716	1,337	2,112	1,839
Total	**10,828**	11,716	11,794	13,376	15,623

Cash flows from investing activities

Net cash used by investing activities amounted to FF 10,658 million versus FF 10,348 million in 1995. Additions to property, plant and equipment were reduced by a further 6.6 percent to FF 10,273 million from FF 11,000 million, without scaling down the program of model launches. As in prior years, the reduction stemmed from the simplification of production processes, the standardization of equipment and increasingly stringent controls over costs. In 1996, however, it also reflected the use of more conservative assumptions concerning European macro-economic trends and trends in the automotive markets.

Acquisitions of investments totaled FF 716 million and disposals amounted to FF 164 million. The Group took up its share of the rights issue by Dongfeng-Citroën Automobile Company in China for FF 117 million and sold the remaining Cycle Europe shares held by Ecia, as well as the 30 percent interest in Major held by Cesa, a 69 percent-owned subsidiary of Ecia. Investments in subsidiaries, totaling FF 484 million, corresponded to the Bertrand Faure shares acquired by Ectra.

Cash flows from financing activities

Financing activities generated a net cash outflow of FF 1,012 million in 1996 as opposed to a net cash inflow of FF 246 million the previous year. The swing was attributable to an increase in debt repayments.

After taking into account cash flows from operating, investing and financing activities and the effect of exchange rate changes, cash and cash equivalents stood at FF 495 million at December 31, 1996, a FF 627 million improvement compared with year-end 1995.

Consolidated balance sheet

Stockholders' equity rose from FF 54,630 million at December 31, 1995 to FF 55,501 million at year-end 1996, representing FF 1,110 per share. Movements included the recognition of 1996 net income, the payment of the 1995 dividend of FF 250 million and a FF 381 million positive translation adjustment, corresponding to the effect of exchange rate changes on the net assets of foreign subsidiaries.

Net indebtedness and stockholders' equity
(in millions of French francs)


Net indebtedness
Stockholders' equity
60
50
40
30
20
10
0
53,144
50,539
53,524
54,630
55,501
14,337
16,672
7,643
9,823
8,877
1992
1993
1994
1995
1996

Long-term debt increased to FF 12,444 million from FF 12,040 million at year-end 1995. In addition to the borrowings carried in the balance sheet, the Group has access to various confirmed medium-term lines of credit totaling FF 8,750 million at year-end 1996, which are intended to cover any short-term financing needs. Including the facilities negotiated by Banque PSA Finance Holding, which is accounted for by the equity method, the Group has total back-up financing of FF 25,149 million, following the negotiation of a FF 12,500 million five-year confirmed line of credit in 1995.

Net indebtedness stood at FF 8,877 million at December 31, 1996, broken down as follows:

Net indebtedness

(in millions of French francs)	1996	1995
Long and medium-term debt:		
- long-term portion	**(12,444)**	(12,040)
- current portion	**(1,807)**	(1,771)
Total	**(14,251)**	(13,811)
Loans and receivables:		
- long-term	**3,685**	3,921
- short-term	**1,194**	199
Total	**4,879**	4,120
Cash and cash equivalents	**495**	(132)
Net indebtedness	**(8,877)**	(9,823)

The free cash flow generated by operations coupled with the reduction in working capital provided scope for a FF 946 million reduction in net indebtedness. At December 31, 1996, the debt-to-equity ratio stood at 16 percent.

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

To the Stockholders of Peugeot S.A.

We have audited the consolidated balance sheets of Peugeot S.A. as of December 31, 1996 and 1995, and the consolidated statements of income, cash flows and retained earnings for the years then ended, as attached to this report.

These financial statements have been prepared by the Managing Board. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted international accounting standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements prepared in accordance with the accounting principles described in note 1 to the consolidated financial statements give a true and fair view of the assets and liabilities, financial position and results of operations of the companies consolidated as of December 31, 1996 and 1995.

We have also verified the information given in the Management Review. We are satisfied that this information is fairly stated and agrees with the consolidated financial statements.

Neuilly-sur-Seine, Paris-La Défense and Paris, March 17, 1997

Statutory Auditors		Contractual Auditors
Barbier Frinault & Associés	Befec-Price Waterhouse	
F. Scheidecker	R. Guigon	Coopers & Lybrand

CONSOLIDATED STATEMENT OF INCOME

(in millions of French francs)	**Year ended December 31, 1996**	Year ended December 31, 1995
Net sales	**172,668**	164,248
Sundry revenues	**848**	757
Operating expenses (note 16)	**(171,841)**	(161,254)
Operating margin	**1,675**	3,751
Other income and (expense)		
Restructuration costs (note 17)	**(318)**	(249)
Interest expense, net (note 18)	**(1,173)**	(1,481)
Other income and (expense), net (note 19)	**(493)**	(643)
	(1,984)	(2,373)
Equity in pre-tax earnings of affiliated companies (note 5-b)	**1,363**	1,048
Income before income taxes	**1,054**	2,426
Income taxes (note 20)	**(105)**	(567)
Net income before minority interest	**949**	1,859
Minority interest in net income of consolidated subsidiaries	**(215)**	(156)
Net income for the year	**734**	1,703
Earnings per share (in French francs) (note 24)		
Primary earnings per common share	**15**	34
On the basis of the following average number of common shares outstanding	**50,108,353**	50,043,901
Fully diluted earnings per common share	**16**	34
On the basis of the following average number of common shares, after dilution	**54,108,351**	54,053,843

The notes on pages 63 to 81 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(in millions of French francs)	December 31, 1996	December 31, 1995
ASSETS		
Current assets		
Cash	**2,886**	3,098
Short-term deposits, marketable securities and trading securities (notes 1-h and 9)	**12,587**	16,112
Accounts and notes receivable, net (note 8)	**13,758**	13,774
Current portion of long-term loans	**1,194**	199
Deferred income tax	**1,619**	1,159
Other receivables	**5,276**	4,990
Inventories (note 7)	**27,361**	25,950
	64,681	65,282
Property, plant and equipment (note 3)		
- at cost	**107,044**	103,550
- less: accumulated depreciation	**(56,835)**	(52,447)
	50,209	51,103
Unamortized special tools	**9,442**	9,139
	59,651	60,242
Investments and other non-current assets		
Investment in companies at equity (note 5)	**8,543**	7,437
Other investments (note 6)	**3,976**	3,541
Long-term loans and receivables (note 4)	**3,685**	3,921
Other assets	**572**	636
Deferred income tax and carry back	**4,099**	3,836
	20,875	19,371
Total assets	**145,207**	144,895

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Bank advances	**4,950**	9,692
Short-term financing (note 15)	**10,028**	9,650
Accounts and notes payable	**29,604**	27,905
Other payables	**14,629**	13,441
Current portion of long-term debt	**1,807**	1,771
Deferred income tax	**242**	86
	61,260	62,545
Long-term debt (note 12)		
Convertible debentures (note 13)	**3,960**	3,960
Debentures	**3,499**	4,639
Other borrowings	**4,985**	3,441
	12,444	12,040
Subordinated securities (note 11)	**22**	158
Other non-current liabilities (note 14)	**4,062**	3,797
Deferred income taxes	**10,075**	10,205
Minority interest in net assets of consolidated subsidiaries	**1,843**	1,520
Stockholders' equity (note 10)		
Common stock (par value FF 35 per share, 50,110,828 and 50,095,678 shares issued and outstanding)	**1,754**	1,753
Capital in excess of par value of stock	**5,387**	5,382
Retained earnings	**48,360**	47,495
	55,501	54,630
Total liabilities and stockholders' equity	**145,207**	144,895

The notes on pages 63 to 81 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of French francs)	**Year ended December 31, 1996**	Year ended December 31, 1995
Net income for the year	**734**	1,703
Amortization of special tools	**3,510**	3,100
Depreciation of plant and equipment	**7,089**	7,290
Deferred income taxes	**(705)**	98
Other long-term provisions	**507**	550
Minority interest in net income of consolidated subsidiaries	**215**	156
Equity in undistributed earnings of affiliated companies	**(411)**	(145)
Other	**221**	24
Working capital provided from operations	**11,160**	12,776
Increase in inventories	**(1,411)**	(2,100)
Decrease/(Increase) in accounts and notes receivable	**16**	(201)
(Increase)/Decrease in other receivables	**(286)**	269
Increase/(Decrease) in accounts and notes payable	**1,699**	(1,200)
Increase/(Decrease) in other payables	**1,188**	(629)
Decrease in short term deferred taxes	**(304)**	(132)
Net cash provided by operating activities	**12,062**	8,783
Disposals of investments	**164**	606
Disposals of subsidiaries	**–**	–
Disposals of property	**379**	956
Capital expenditure	**(10,273)**	(11,00)
Acquisitions of investments	**(716)**	(777)
Investments in subsidiaries	**(484)**	(17)
Other	**272**	(116)
Net cash used in investing activities	**(10,658)**	(10,348)
Dividends	**(250)**	(300)
Issuance of shares	**6**	25
Convertible debenture	**–**	–
Issuance of long-term debt	**1,955**	1,602
Repayments and transfers to short-term	**(1,819)**	(795)
Long-term loans and receivables	**(413)**	(272)
Other	**(491)**	(14)
Net cash (used in) provided by financing activities	**(1,012)**	246
Effect of currency translation on cash	**235**	(125)
Net increase/(decrease) in cash and cash equivalents	**627**	(1,444)
Cash and cash equivalents at January 1	**(132)**	1,312
Cash and cash equivalents at December 31	**495**	(132)

The notes on pages 63 to 81 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(in millions of French francs)	
Balance as at December 31, 1994	**46,414**
Net income for the year ended December 31, 1995	1,703
Dividend (FF 6 per share)	(300)
Movement in special translation reserve	(322)
Balance as at December 31, 1995	**47,495**
Net income for the year ended December 31, 1996	734
Dividend (FF 5 per share)	(250)
Movement in special translation reserve	381
Balance as at December 31, 1996	**48,360**

The notes on pages 63 to 81 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

☐ NOTE 1 - Accounting policies

The financial statements of group companies, prepared in accordance with the accounting principles applicable in their respective countries, have been restated in accordance with group principles before consolidation. The consolidated financial statements are presented in accordance with French generally accepted accounting principles. They are also consistent with accounting principles generally accepted in the United States of America (US GAAP) issued by the Financial Accounting Standards Board (FASB) which are best adapted to the international nature of the group's business and ownership structure, taking into account the following points.

The banking and finance subsidiaries are carried on an equity basis in the consolidated financial statements and the presentation required by the FASB is provided in note 25. According to Financial Accounting Standards Board statement (SFAS) n°94, banking and finance subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest should be fully consolidated. Consolidated net income and stockholders' equity are the same under the two presentations.

The group accounts for new vehicle sales with a buy-back commitment by the method described in note 1-j, which is in accordance with automobile industry practice in France. A consensus document issued by the Emerging Issues Task Force concerning the accounting treatment of these sales, applicable as of 1995, stipulates that in certain cases they should be recognized in accordance with the accounting principles applicable to leasing transactions.

The group has complied with the pronouncement of the French National Accounting Board (Conseil National de la Comptabilité) concerning the accounting treatment of the 10% exceptional tax surcharge established in France in 1995. This pronouncement stipulates that the exceptional tax surcharge must be taken into account for the purpose of computing deferred taxes on timing differences that are expected to reverse no later than December 31, 1997. The Securities and Exchange Commission considers that this exceptional surcharge applies to all deferred taxes. As explained in note 20-c, the application of the exceptional surcharge to all deferred taxes would have the effect of increasing the deferred tax liability recorded in the balance sheet as of December 31, 1996 by FF 698 million (1995: FF 780 million).

The significant accounting policies applied by the group in the preparation of the consolidated financial statements are described in notes 1-a to 1-p below.

a - Consolidation

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are fully consolidated, with the exception of banking and finance subsidiaries, which are included in the consolidated financial statements on an equity basis.

Companies in which Peugeot S.A. holds directly or indirectly an interest of 20% to 50% and exercices significant influence over operating and financial policies, as well as banking and finance subsidiaries, are included in the consolidated financial statements on an equity basis (note 5).

Certain companies meeting the above criteria have not been consolidated as they are considered not material in relation to the group as a whole (note 6).

All significant intercompany transactions are eliminated.

b - Translation of foreign currencies

Foreign currency amounts are translated in accordance with the current rate method, which can be summarized as follows:
- transactions in foreign currencies are translated at the rate of exchange in effect at the time of the transaction;

- at the balance sheet date, monetary assets and liabilities as well as the balance sheets of foreign subsidiaries are translated at the year-end rate of exchange. Income statements of foreign subsidiaries are translated at the average rates of the year;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings, with the exception of those related to transactions representing an investment of a permanent nature in a subsidiary, which are included directly in the special translation reserve in stockholders' equity;
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded directly in the special translation reserve in stockholders' equity.

c - Investments in non-consolidated companies

Investments in non-consolidated companies are stated at cost except in the case of a permanent decline in the value of the investment. Allowances for permanent decline in value are determined based on the most appropriate financial criteria, including the group's equity in the underlying net assets, the earnings outlook of the company and, in the case of listed companies, the share price.

d - Investment securities

Investment securities held by finance companies accounted for by the equity method consist solely of fixed income securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities.

e - Property, plant and equipment

Property, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

	Useful lives, in number of years
Buildings	20 to 30
Plant and equipment	6 2/3 to 16
Computer equipment	3 to 4
Transport and handling equipment	4 to 7
Furniture and fixtures	10 to 20

Assets acquired under capital leases are recorded under assets at their fair value at the inception of the lease and depreciated by the method and at the rates indicated above. An obligation in the same amount is recorded as a liability (note 12 - e).

Special tools are amortized over the estimated lives of the corresponding models, which are shorter than the useful lives of the tools concerned, due to the frequency of model changes.

f - Intangible assets

Goodwill, representing the excess of purchase price over the fair value of net tangible assets at the date of acquisition of businesses purchased, is amortized on a straight-line basis over a period not exceeding 20 years. Goodwill arising on acquisitions of small minority interests is generally recorded directly in the income statement in the year of acquisition.

Other intangible assets consisting principally of patents and trade marks are amortized on a straight-line basis over the estimated period of benefit, not to exceed of 20 years. Intangible assets are included on the balance sheet in "other non-current assets".

g - Inventories

Finished goods and work-in-progress are stated at the lower of cost and fair value. The fair value of goods purchased from third parties corresponds to replacement value and the fair value of goods manufactured by the group corresponds to net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production costs based on normal activity levels.

h - Short-term deposits, marketable securities and trading securities

Short-term deposits and marketable securities consist of excess treasury lent to finance companies or invested on financial markets for terms not exceeding three months. In economic terms, all of these items represent fixed income investments. They are stated at cost, including accrued interest prorated over the investment period.

Peugeot S.A. treasury stock and marketable securities that are in the process of being sold are valued at probable realizable value.

i - Cash and cash equivalents

Cash and cash equivalents presented in the consolidated statement of cash flows have been defined by the group as consisting of current bank account balances, short-term deposits and marketable securities, less short-term financing and bank overdrafts.

j - Sales

New vehicle sales are recognized on the date of delivery to non-group dealers.

New vehicle sales with a buy-back commitment are recognized at the time of delivery of the vehicles. The related margin is recognized immediately, net of a provision covering the difference between the buy-back price and the estimated resale value on the used vehicle market.

k - Sales incentive programs

The cost of sales incentive programs is charged against earnings for the period in which the corresponding sales are recognized. The cost of any incentives decided after the sales have been realized is provided for when the decision is made.

Incentive programs established by the group include the granting of retail financing at rates significantly below market rates. The corresponding cost is recognized over the average financing period.

l - Product warranty costs

Estimated costs related to product warranty are expensed at the time of the sale of the products. Revenues from the sale of extended warranties and maintenance contrats are recognized over the period during which the service is to be provided.

m - Research and development costs

All research and development costs are expensed as incurred. These costs amounted to FF 6,093 million in 1996 and FF 5,913 million in 1995.

n - Pension and other retirement benefits

Unfunded benefit obligations are fully provided for (note 21). The costs of pension and other retirement benefits are accounted for over employee service lives.

o - Deferred income taxes

Deferred income taxes provided under the liability method for all timing differences between the recognition of income and expenses for financial reporting and tax purposes (note 20).

In accordance with SFAS n°109, deferred tax assets arising from timing differences and tax loss carry forwards have been recognized, except when their future realization is considered unlikely.

The group has complied with the position of the French National Accounting Board (Conseil National de la Comptabilité) regarding the accounting treatment of the 10% tax surcharge established in 1995 by the French government.

No provision has been made for withholding and other taxes on undistributed earnings of subsidiaries and affiliated companies which are considered to be permanently reinvested.

p - Information on the fair value of financial instruments

The accounting treatment of financial instruments is described in note 22.

As of December 31, 1996, in accordance with SFAS n°107, the fair value of the group's financial instruments has been estimated based on market information available. No significant differences have been identified as compared to the carrying values of financial instruments presented in the financial statements as of December 31, 1996 or 1995.

☐ NOTE 2 - Segment information

a - Industry segments

Year ended December 31, 1996

(in millions of French francs)	Automotive								
	Peugeot S.A.	Automobiles Peugeot	Automobiles Citroën	Common activities (1)	Total automotive	Mechanical and services activities	Finance companies	Eliminations	Consolidated
Net sales:									
- to third parties	4	97,165	66,169	168	163,506	9,162	-	-	172,668
- intra-group, inter-segment	514	9,887	10,689	3,968	25,058	9,840	-	(34,898)	-
Total	518	107,052	76,858	4,136	188,564	19,002	-	(34,898)	172,868
Working capital provided from operations	750	6,171	2,375	(24)	9,272	1,349	539	-	11,160
Net income/(loss) before income taxes	662	830	(2,693)	(31)	(1,232)	1,016	1,270	-	1,054
Total assets	14,790	65,773	48,501	304	129,368	9,104	6,735	-	145,207
Capital expenditure	-	4,963	4,588	-	9,551	722	-	-	10,273
Depreciation and amortization of property, plant and equipment and special tools	17	5,242	4,739	-	9,998	601	-	-	10,599

(1) Common activities include centralized purchasing and research and development units.

Year ended December 31, 1995

(in millions of French francs)	Automotive					Mechanical and services activities	Finance companies	Eliminations	Consolidated
	Peugeot S.A.	Automobiles Peugeot	Automobiles Citroën	Common activities (1)	Total automotive				
Net sales:									
- to third parties	5	90,483	64,122	269	154,879	9,369	–	–	164,248
- intra-group, inter-segment	506	9,098	9,790	3,900	23,294	9,258	–	(32,552)	–
Total	511	99,581	73,912	4,169	178,173	18,627	–	(32,552)	164,248
Working capital provided from operations	852	6,216	4,046	(37)	11,077	1,258	441	–	12,776
Net income/(loss) before income taxes	681	1,102	(1,324)	(53)	406	962	1,058	–	2,426
Total assets	19,090	63,162	47,342	339	129,933	8,491	6,471	–	144,895
Capital expenditure	–	5,857	4,439	8	10,304	696	–	–	11,000
Depreciation and amortization of property, plant and equipment and special tools	18	4,901	4,897	1	9,817	573	–	–	10,390

(1) Common activities include centralized purchasing and research and development units.

b - Geographic areas

Year ended December 31, 1996

The information below is presented by geographic location of the subsidiary and not by destination of the products sold:

(in millions of French francs)	**France**	**Spain**	**United Kingdom**	**Other European countries**	**Other countries**	**Eliminations**	**Consolidated**
Net sales:							
- within the geographic area (third parties)	**95,784**	**15,965**	**21,186**	**39,489**	**244**	**–**	**172,668**
- transfers between geographic areas (group)	**59,748**	**12,582**	**1,795**	**694**	**–**	**(74,819)**	**–**
Total	**155,532**	**28,547**	**22,981**	**40,183**	**244**	**(74,819)**	**172,668**
Working capital provided from operations	**9,611**	**994**	**414**	**142**	**(1)**	**–**	**11,160**
Net income before income taxes	**322**	**499**	**290**	**(53)**	**(4)**	**–**	**1,054**
Total assets	**118,592**	**8,931**	**7,348**	**10,186**	**150**	**–**	**145,207**
Capital expenditure	**8,184**	**1,486**	**347**	**256**	**–**	**–**	**10,273**
Depreciation and amortization of property, plant and equipment and special tools	**9,597**	**590**	**243**	**166**	**3**	**–**	**10,599**

Tranfers between geographic areas concern primarily vehicles, accessories and replacement parts sold to group subsidiaries.

Year ended December 31, 1995

(in millions of French francs)	France	Spain	United Kingdom	Other European countries	Other countries	Eliminations	Consolidated
Net sales:							
- within the geographic area (third parties)	94,505	12,662	18,933	37,850	298	–	164,248
- transfers between geographic areas (group)	54,143	11,142	1,532	788	–	(67,605)	–
Total	148,648	23,804	20,465	38,638	298	(67,605)	164,248
Working capital provided from operations	11,461	876	291	137	11	–	12,776
Net income before income taxes	1,762	424	112	120	8	–	2,426
Total assets	120,729	7,594	5,811	10,596	165	–	144,895
Capital expenditure	8,750	1,320	528	402	–	–	11,000
Depreciation and amortization of property, plant and equipment and special tools	9,507	493	215	173	2	–	10,390

Tranfers between geographic areas concern primarily vehicles, accessories and replacement parts sold to group subsidiaries.

c - Export sales

Net sales made by French companies include export sales as follows:

(in millions of French francs)	1996			1995		
	Third party	**Intra-group**	**Total**	Third party	Intra-group	Total
United Kingdom	**491**	**13,612**	**14,103**	906	11,907	12,813
Spain	**335**	**14,813**	**15,148**	289	11,450	11,739
Other European countries	**8,220**	**31,250**	**39,470**	7,155	30,751	37,906
Other countries	**11,759**	**73**	**11,832**	12,014	35	12,049
Total	**20,805**	**59,748**	**80,553**	20,364	54,143	74,507

d - Net sales by destination of products sold

Net sales can be analyzed as follows:

(in millions of French francs)	**1996**	1995
France	**75,187**	74,343
United Kingdom	**21,633**	19,813
Spain	**16,133**	12,806
Other European countries	**47,672**	44,609
Other countries	**12,043**	12,677
Total	**172,668**	164,248

☐ NOTE 3 - Property, plant and equipment

a - Property, plant and equipment at cost and accumulated depreciation are as follows:

(in millions of French francs)	December 31, 1996			December 31, 1995		
	At cost	**Accumulated depreciation**	**Net**	At cost	Accumulated depreciation	Net
Land	**1,777**	**(44)**	**1,733**	1,597	(58)	1,539
Buildings	**19,067**	**(8,947)**	**10,120**	17,952	(8,209)	9,743
Plant and equipment	**72,171**	**(42,988)**	**29,183**	71,166	(39,545)	31,621
Transport and handling equipment	**5,603**	**(3,062)**	**2,541**	4,530	(2,673)	1,857
Furniture and fixtures	**3,020**	**(1,794)**	**1,226**	3,348	(1,962)	1,386
Assets under construction	**5,406**	**-**	**5,406**	4,957	-	4,957
	107,044	**(56,835)**	**50,209**	103,550	(52,447)	51,103
Special tools	**32,059**	**(22,617)**	**9,442**	28,739	(19,600)	9,139
Total	**139,103**	**(79,452)**	**59,651**	132,289	(72,047)	60,242

b - Interest capitalized during the year ended December 31, 1996 amounted to FF 191 million (1995: FF 252 million).

☐ NOTE 4 - Long-term loans and receivables

Long-term loans and receivables include:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Value-added tax credit	**817**	946
Advances to non-consolidated companies	**2,807**	2,746
Other loans and receivables	**61**	229
Total	**3,685**	3,921

☐ NOTE 5 - Investments in companies at equity

Investments accounted for by the equity method (note 1 - a) relate to holdings of 20% to 50% in industrial companies whose activities are similar to those of the consolidated group, and holdings of 20% to 100% in banks and finance companies.

a - Share in net assets of companies accounted for by the equity method

(in millions of French francs)	**December 31, 1996**	December 31, 1995
Finance companies		
PSA Finance Holding group	**5,743**	5,455
Socia group	**318**	314
PSA International S.A.	**674**	702
Industrial companies		
Française de Mécanique	**491**	495
Société de Transmissions Automatiques	**42**	53
Société Franco-Suédoise de Moteurs PRV	**58**	64
Société Européenne de Véhicules Légers du Nord - Sevelnord	**34**	(92)
Gisevel	**16**	28
Sevelind	**(446)**	(252)
Società Europea Veicoli Leggeri - Sevel S.p.A.	**882**	670
Bertrand Faure group	**625**	-
Ardasa	**31**	-
Saral	**75**	-
Total	**8,543**	7,437

b - Share in income before tax of companies accounted for by the equity method

(in millions of French francs)	**December 31, 1996**	December 31, 1995
Finance companies		
PSA Finance Holding group	**1,022**	1,134
Socia group	**18**	27
PSA International S.A.	**93**	(103)
Industrial companies		
Française de Mécanique	**(4)**	(17)
Société de Transmissions Automatiques	**(12)**	(16)
Société Franco-Suédoise de Moteurs PRV	**(9)**	(4)
Société Européenne de Véhicules Légers du Nord - Sevelnord	**187**	35
Gisevel	**(12)**	(13)
Sevelind	**(194)**	(164)
Società Europea Veicoli Leggeri - Sevel S.p.A.	**223**	169
Bertrand Faure group	**13**	-
Ardasa	**21**	-
Saral	**17**	-
Total	**1,363**	1,048

c - Banks and finance companies

Banking companies are Socia, Sofib and PSA International. Socia (France) and PSA International (Geneva) primarily centralise management of interest rate and foreign currency risks on behalf of group companies. Sofib has a commercial banking activity essentially with car dealers.

The activity of finance companies is to provide wholesale financing to group dealer networks and to finance sales of vehicles to customers, both in France and abroad. These subsidiaries form the PSA Finance Holding group, the parent company of which, Banque PSA Finance Holding is a wholly-owned subsidiary of Peugeot S.A. In France financing of dealer vehicles and parts inventories is provided by Société de Financement des Réseaux Automobiles (Sofira), wholly-owned by Banque PSA Finance Holding, and financing of sales to end-customers is provided by Compagnie Générale de Crédit aux Particuliers (Crédipar) in which Banque PSA Finance Holding holds 50% of the outstanding capital stock. Peugeot Finance International N.V. (Netherlands) centralizes fund raising on international capital markets to cover refinancing needs of other foreign subsidiaries of the PSA Finance Holding group.

Key financial data for banks and finance companies are as follows:

(in millions of French francs)	PSA Finance Holding consolidated		Other financial subsidiaries	
	1996	1995	**1996**	1995
Statement of income				
Finance revenues	**4,660**	4,695	**355**	267
Interest expenses	**(3,774)**	(3,669)	**(237)**	(76)
Income taxes	**(395)**	(426)	**(12)**	16
Net income	**703**	792	**106**	(62)
Balance sheet				
Finance receivables	**45,271**	42,872	**2,647**	2,274
Stockholders' equity	**5,743**	5,455	**1,153**	1,178
Long-term debt	**8,829**	9,663	**-**	45
Current portion of long-term debt	**4,420**	6,042	**-**	-
Short-term debt	**31,512**	26,862	**4,567**	3,258

d -Industrial companies

The industrial companies carried on the equity basis primarily consist of companies that are jointly owned by the PSA Peugeot Citroën group and various partners, which produce either parts and accessories for the manufacture of automobiles or finished vehicles. At December 31, 1996, the consolidated balance sheet includes receivables from, and payables to these companies of FF 607 million and FF 3,655 million, respectively (December 31, 1995: FF 372 million and FF 3,154 million, respectively).

Key financial data for these companies are as follows:

(in millions of French francs)	Industrial companies held at 20% to 50%	
	1996	1995
Net sales	**26,448**	24,519
Operating expenses	**(25,742)**	(24,060)
Net income (loss)	**74**	(213)
Stockholders' equity	**5,728**	4,877
Non-current assets	**11,314**	11,535
Current assets	**12,263**	11,006
Long-term debt	**6,529**	6,447
Other long-term liabilities	**1,017**	574
Short-term debt	**10,377**	10,643

Effective from November 1996, the Bertrand Faure group, in which the PSA Peugeot Citroën group holds a 17.3% interest corresponding to 25.3% of the voting rights, is also carried on an equity basis.

☐ NOTE 6 - Other investments

a - Other investments are as follows:

(in millions of French francs)	December 31, 1996	December 31, 1995
Investments in majority-owned subsidiaries	**1,745**	1,791
Investments held at 20% to 50%	**737**	852
Investments held at less than 20%		
- listed companies	**2,565**	2,070
- unlisted companies	**74**	111
	2,639	2,181
	5,121	4,824
Less: allowances	**(1,145)**	(1,283)
Total	**3,976**	3,541

b - Investments held at more than 20% concern companies which, in total, are not material in relation to the group as a whole. Should these companies increase in significance, individually or as a group, they will be included in the consolidated financial statements in accordance with the consolidation policy described in note 1-a.

c - Investments in listed companies held at less than 20% by subsidiaries have a total market value of FF 2,503 million as of December 31, 1996 (1995: FF 2,182 million).

☐ NOTE 7 - Inventories

Inventories are as follows:

(in millions of French francs)	December 31, 1996	December 31, 1995
Raw materials and supplies	**2,984**	3,115
Work-in-progress	**3,376**	3,099
Goods for resale and used vehicles	**6,024**	3,927
Finished products and parts	**16,917**	17,439
	29,301	27,580
Less: allowances	**(1,940)**	(1,630)
Total	**27,361**	25,950

☐ NOTE 8 - Accounts and notes receivable, net

Accounts and notes receivable, net, are as follows:

(in millions of French francs)	December 31, 1996	December 31, 1995
Accounts and notes receivable	**14,312**	14,317
Less: allowance for doubtful accounts	**(554)**	(543)
Total	**13,758**	13,774

☐ NOTE 9 - Short-term deposits, marketable securities and trading securities

Short-term deposits, marketable securities and trading securities, as defined in note 1-h, include:

(in millions of French francs)	December 31, 1996	December 31, 1995
Advances to companies at equity		
- finance companies	**5,037**	3,581
- manufacturing and sales companies	**1,348**	2,564
Other short-term deposits and marketable securities	**5,693**	9,967
Peugeot S.A. treasury stock	**369**	-
Trading securities	**140**	-
Total	**12,587**	16,112

As of December 31, 1996, 632,129 Peugeot S.A. shares acquired at a total cost of FF 372 million were carried in treasury stock at their market value of FF 369 million. The shares were acquired to stabilize the market price of the stock. The unrealized loss of FF 3 million arising from the mark-to-market of these shares was recorded in the income statement.

As of December 31, 1996, the trading securities held by fully-consolidated companies were also marked-to-market. The difference between the FF 23 million cost of the securities and their year-end market value of FF 140 million, representing an unrealized gain of FF 117 million, was recorded in the income statement. The trading securities held by companies carried on an equity basis as of December 31, 1996, were acquired at a cost of FF 642 million. Their market value at that date was FF 626 million, giving rise to an unrealized loss of FF 16 million.

☐ Note 10 - Stockholders' equity

a - In 1990, 1991 and 1995, the management board of Peugeot S.A. granted options to certain employees and directors of the company and its subsidiaries to subscribe for new common shares at prices of FF 402 and FF 622.5. In 1996, 15,130 shares were issued on exercice of options (1995: 56,210). As of December 31, 1996, options to subscribe for 43,640 new common shares were outstanding, expiring in 2000.

b - No shares were issued on conversion of debentures (note 13) in 1996 or 1995.

c - In accordance with the bylaws of Peugeot S.A., all shares registered in the name of the same stockholder for four years carry double voting rights.

d - Capital in excess of par value represents the excess of amounts received either in cash or in assets over par value on issuance of Peugeot S.A. common stock, less reductions decided by stockholders to write off prior period losses for statutory purposes.

e - Retained earnings, including net income for the year, are as follows:

(in millions of French francs)	**December 31, 1996**	December 31, 1995
Legal reserves of Peugeot S.A.	**175**	175
Other statutory reserves of Peugeot S.A.	**15,557**	15,263
Share in the reserves of subsidiaries and consolidation adjustments	**34,631**	34,442
Special translation reserve	**(2,003)**	(2,385)
Total	**48,360**	47,495

f - As of December 31, 1996, FF 780 million of the unallocated reserves of Peugeot S.A. are available for distribution without taxation and FF 12,364 million are available for distribution after deduction of taxes amounting to FF 3,521 million.

☐ Note 11 - Subordinated securities

In connection with the extinguishment by legal defeasance of debts due to the Crédit National in the amount of FF 1,727 million on February 27, 1989, Peugeot S.A. issued subordinated perpetual securities in the same amount. These securities, which mature on February 27, 1997, pay interest at a variable rate based on the PIBOR plus 0.001%.

The financial arrangement related to this transaction led to an initial effective repayment of FF 886 million, which has been deducted from the nominal value of these securities in the consolidated balance sheet, and will result in the progressive repayment of the remaining balance sheet amount over the eight-year period ending February 27, 1997.

☐ Note 12 - Long-term debt

a - Maturities of long-term debt (other than convertible debentures (note 13)) are as follows:

(in millions of French francs)	**December 31, 1996**		
	Other debentures	**Other borrowings**	**Total**
1998	**1,500**	**537**	**2,037**
1999	**-**	**383**	**383**
2000	**1,999**	**746**	**2,745**
2001	**-**	**1,401**	**1,401**
Subsequent years	**-**	**1,918**	**1,918**
	3,499	**4,985**	**8,484**
Current portion	**1,425**	**382**	**1,807**
Total	**4,924**	**5,367**	**10,291**

(in millions of French francs)	December 31, 1995		
	Other debentures	Other borrowings	Total
1997	1,140	560	1,700
1998	1,500	277	1,777
1999	-	612	612
2000	1,999	357	2,356
Subsequent years	-	1,635	1,635
	4,639	3,441	8,080
Current portion	996	775	1,771
Total	5,635	4,216	9,851

b - Long-term debt (including convertible debentures (note 13)) is repayable in the following currencies:

(in millions of French francs)	**December 31, 1996**	December 31, 1995
French francs	**10,062**	9,904
Pounds sterling	**645**	1,295
Spanish pesetas	**264**	161
Dutch guilders	**390**	397
Deutsche mark	**605**	224
Italian lira	**423**	–
Other	**55**	59
Total	**12,444**	12,040

c - At December 31, 1996 the weighted average interest rate on long-term debt was 5.51% (1995: 5.72%).

d - The group has contracted renewable short-term (1, 3, 6 or 12 months) lines of credit with long-term drawing rights for the following maximum amounts at December 31, 1996:

(in millions of French francs)	
from 1997 to 2000	8,750
2001	3,383

No drawdowns had been made on these facilities as of December 31, 1996 or 1995.

e - As of December 31, 1996, minimum future lease payments included in other borrowings in respect of assets acquired under capital leases were as follows:

(in millions of French francs)	
1997	160
1998	166
1999	173
2000	51
Subsequent years	137
	687
Less amount representing interest	(109)
Present value of net future minimum lease payments	578

☐ Note 13 - Convertible debentures

In March 1994, Peugeot S.A. issued convertible debentures for a total of FF 3,960 million. The four million bonds were issued at a price of FF 990 and are convertible at any time on the basis of one share per bond.

The bonds pay interest at a nominal rate of 2% and a premium of FF 234 will be paid on any unconverted bonds redeemed at maturity, on January 1, 2001, corresponding to a yield to maturity of 5%.

The estimated cost of the redemption premium is being provided for over the life of the debentures.

☐ Note 14 - Other non-current liabilities

Other non-current liabilities comprise:

(in millions of French francs)	**December 31, 1995**	Increase	Decrease	December 31, 1994
Retirement benefits	**1,716**	382	–	1,334
Provisions for risks	**1,921**	635	(485)	1,771
Investment grants, net	**233**	42	(48)	239
Other	**192**	60	(321)	453
Total	**4,062**	1,119	(854)	3,797

☐ Note 15 - Short term financing

As of December 31, 1996 short-term financing include FF 2,125 million of commercial paper issued by the group's treasury management entity and FF 1,790 million of commercial paper issued in Germany by Peugeot Commercial Paper GmbH, a subsidiary of Automobiles Peugeot. (December 31, 1995, FF 1,803 million and FF 1,070 million [illegible]

☐ NOTE 16 - Operating expenses

Operating expenses are analysed as follows:

(in millions of French francs)	1996	1995
Purchases	**(105,907)**	(100,071)
Increase in inventories of raw materials, supplies, goods for resale and used vehicles	**1,640**	52
Consumption of raw materials and supplies	**(104,267)**	(100,019)
Wages and salaries	**(31,514)**	(30,320)
Depreciation and amortization of property, plant and equipment and deferred charges	**(10,631)**	(10,427)
Provisions against current assets	**(19)**	(9)
Taxes other than on income	**(2,669)**	(2,538)
Other external costs	**(25,470)**	(24,073)
	(174,570)	(167,386)
Less:		
Changes in work-in-progress, finished products, replacement parts inventories	**(880)**	2,366
Cost of capitalized production	**3,289**	3,740
Other	**320**	26
	2,729	6,132
Total	**(171,841)**	(161,254)

Depreciation and amortization of property, plant and equipment and deferred charges include the following:

(in millions of French francs)	1996	1995
Special tools	**3,510**	3,100
Plant and equipment	**7,129**	7,318
Investment grants	**(40)**	(28)
	10,599	10,390
Other	**32**	37
Total	**10,631**	10,427

☐ NOTE 17 - Restructuring costs

In 1996, restructuring costs amounted to FF 318 million (1995: FF 249 million) and principally concerned workforce reductions.

☐ NOTE 18 - Interest expense, net

Interest expense, net, includes the following:

(in millions of French francs)	1996	1995
Interest on long-term debt	**(801)**	(889)
Interest on financing of inventory at dealers	**(1,150)**	(1,396)
Other interest	**(1,087)**	(844)
Capitalized interest expense	**191**	252
	(2,847)	(2,877)
Interest income	**1,674**	1,396
Total	**(1,173)**	(1,481)

☐ NOTE 19 - Other income and (expense), net

Other income and (expense) include the following:

(in millions of French francs)	1996	1995
Net (losses) gains on disposal of non-current assets	**(38)**	44
Net exchange (losses) gains	**54**	(97)
Periodic pension cost (note 21)	**(382)**	(385)
Other long-term provisions, net	**(187)**	(278)
Employee profit share	**(58)**	(61)
Amortization of goodwill	**45**	31
Other	**73**	103
Total	**(493)**	(643)

☐ NOTE 20 - Income taxes

a - Under the principles described in note 1-p the income tax expense recorded in the income statement can be analysed as follows:

(in millions of French francs)	1996	1995
Currently payable (note 20-b)		
- corporate income tax	**(501)**	(438)
- exceptional 10% tax surcharge	**(25)**	(21)
Deffered income taxes, net		
- corporate income tax	**421**	(103)
- exceptional 10% tax surcharge (note 20-c)	**–**	(5)
Total	**(105)**	(567)

b - Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. As from January 1, 1990, Peugeot S.A. has elected to determine French income taxes on a consolidated basis, including French subsidiaries held at 95% or more.

c - In 1995, the French Government established an exceptional 10% tax surchage based on corporate income tax payable. As stated in the preamble of the law and considering the undertakings given by Public Authorities this tax surcharge is intended to be of a temporary nature. With the objective of presenting fairly the financial statements the PSA Peugeot Citroën group expensed in 1995 the effect of the 10% tax surcharge on deferred taxes that will reverse on or before December 31, 1997, in accordance with the pronouncement of the French National Accounting Board (Conseil National de la Comptabilité).

The effect of applying the 10% tax surchage to all timing differences of the French fiscally-consolidated subsidiaries reversing subsequent to December 31, 1997 (periods from 1998 to 2015) under the liability method would be an increase in deferred tax liabilities as of December 31, 1996 estimated at FF 698 million (1995: FF 780 million).

d - In 1996, the difference between the French corporate tax rate on income (33 1/3%) and the group's effective tax rate (10%) is principally due to the effect of tax credits (–11.9%), permanent differences (–11.1%), specific French tax rates on results of disposal of property, plant and equipment (–6.9%) and the exceptional 10% tax surchage on French companies (+2.4%).

☐ NOTE 21 - Pension and other retirement benefits

a - In addition to pension benefits in accordance with laws and regulations of the countries to which their employer is subject, group employees receive supplementary pensions and retirement bonuses.

b - The valuation of these additional obligations has been performed on an actuarial basis in accordance with SFAS n°87. The valuation is based on:

- retirement age assumption, generally based on retirement at the age of 60 for French employees of after 60 in the case of employees who have not paid pension contributions over the minimum period required to qualify for a full pension under the Government-sponsored scheme;
- estimated staff turnover rates;
- mortality estimates;
- salary projections until retirement;
- a discount rates of 8% approximating the interest rate on long-term financial instruments.

c - Group obligations are as follows:

(in millions of French francs)	1996	1995
Group obligation as of December 31		
Vested benefits	**2,163**	2,166
Unvested benefits	**3,422**	3,098
Projected benefit obligation	**5,585**	5,264
Status of obligation		
Fair value as at December 31, of prior years' funding to external organizations	**3,242**	3,200
Current year's funding to external organizations	**10**	34
Fair value of external funds as of December 31	**3,252**	3,234
Unamortized net obligation (note 21-d)	**617**	696
Accruals as at January 1	**1,334**	978
Periodic pension cost	**382**	385
Other movements	**-**	(29)
Accrual as of December 31	**1,716**	1,334

Peugeot Motors Company Plc and its subsidiaries grant pension benefits to their employees. The related obligation is not included in the total obligation of the PSA Peugeot Citroën group, as presented above. As of December 31, 1996, the projected benefit obligation valued in accordance with SFAS n°87 amounts to FF 4,124 million (1995: FF 3,207 million) and the fair value of external trustee-administered funds amounts to FF 4,364 million (1995: FF 3,529 million).

d - The unamortized net obligation includes the effect of changes in plan experience and actuarial assumptions, together with the difference between the actual and expected return on plan assets. It is not recognized in the balance sheet and will be amortized over the estimated average remaining service period of employees.

e - The periodic pension cost includes the following:

(in millions of French francs)	**1996**	1995
Service cost	**(177)**	(171)
Interest cost	**(422)**	(400)
Interest on external funding	**259**	251
Amortization of transition debit	**(42)**	(65)
Total expense	**(382)**	(385)

☐ NOTE 22 - Foreign exchange and interest rate risk management

a - General principles

The manufacturing and sales companies manage their exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of market fluctuations. These positions are managed primarily by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, with or through the PSA Peugeot Citroën group's specialized banking subsidiaries. Where appropriate, the manufacturing and sales companies also hedge planned commercial transactions in foreign currencies which are certain to take place in the months to come, also through the specialized banking subsidiaries. The manufacturing and sales companies manage their interest rate positions on financing and investment transactions with the primary objective of reducing the impact of interest rate fluctuations on group earnings. Interest rate positions on long and medium-term financing and investment transactions are managed principally by entering into forward contracts, mainly with the PSA Peugeot Citroën group's specialized banking subsidiaries. The PSA Peugeot Citroën group's manufacturing and sales companies do not make any purchases or sales of financial instruments, other than to hedge exchange and interest rate risks on actual or planned transactions as described above.

The PSA Peugeot Citroën group's wholesale and retail financing companies manage their exchange and interest rate positions, primarily by neutralizing the impact of exchange and interest rate fluctuations on their earnings by matching customer loans, which generally pay interest at fixed rates, with fixed rate financing in the same currency. The PSA Peugeot Citroën group's wholesale and retail financing companies do not make any purchases or sales of financial instruments, other than to hedge interest rate risks on refinancing as described above.

PSA International S.A., the banking subsidiary specialized in managing foreign exchange risks, and Société de Crédit à l'Industrie Automobile - Socia, the banking subsidiary specialized in managing interest rate risks, operate on the financial markets primarily on behalf of the manufacturing, sales and wholesale and retail financing companies, to hedge the latter's foreign exchange and interest rate risks. These specialized banking subsidiaries also hedge their own balance sheet positions. In addition, they enter into transactions on financial instruments that do not qualify as hedges. These transactions, which are subject to very strict exposure limits, are carried out in the normal course of their business and are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën group, do not have a material impact on consolidated net earnings.

The group minimizes counterparty risks througth internal control procedures limiting the selection of traders to major banks and financial institutions.

b - Accounting treatment

Gains and losses on hedging positions relating to actual or planned transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.

Gains and losses on positions not qualifying as hedges are marked to market at the end of each financial period and included in income for the period.

c - Manufacturing and sales companies

As of December 31, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts, and financial instruments acquired in connection with the management of interest rates on financial assets and liabilities, were as follows:

Hedges of actual transactions

(in millions of French francs)	**1996**	1995
Foreign exchange risk		
Contracts on commercial transactions (maturities essentially from 1 to 3 months)	**5,944**	9,941
Contracts on financing transactions (maturities from 1 to 6 years)	**696**	787
Interest rate risk		
Contracts on financing transactions (maturities from 1 to 6 years)	**7,337**	13,941

Hedges of planned transactions

As of December 31, 1996, open foreign exchange hedging contracts on transactions which will take place in the short-term amounted to FF 14,616 million (December 31, 1995: FF 4,283 million). When they are carried out, these planned transactions will be converted at the hedging rate.

Forward exchange hedging contracts on planned transactions, the timing of which has not yet been fixed, amount to FF 576 million (December 31, 1995: FF 2,356 million).

d - Wholesale and retail financing companies

As of December 31, after eliminating intercompany transactions, open contracts on financial instruments used to match interest and exchange rates on customer loans and the related financing, were as follows:

Hedges of actual transactions

in millions of French francs)	December 31, 1996	December 31, 1995
Foreign exchange risk		
Contracts on financing transactions (maturities primarily ranging from 1 to 5 years)	**1,615**	1,872
Interest rate risk		
Contracts on financing transactions (maturities ranging from 1 to 5 years)	**23,413**	24,029

Hedges of planned transactions

As of December 31, 1996, open interest rate hedging contracts amounted to FF 34 million (1995: FF 5,924 million).

e - Specialized banking subsidiaries

The results recorded by the specialized banking subsidiaries on their management of foreign exchange and interest rate risks and on financial instruments not qualifying as hedges were as follows:

Foreign exchange contracts not qualifying as hedges

In 1996 and 1995, these contracts primarily consisted of closed positions, i.e. foreign exchange purchase and sale contracts for the same amount, which enable the specialized banking subsidiaries to fix their margins without incurring any exposure to future exchange rate fluctuations. In 1996, these transactions generated a pre-tax profit of FF 43 million (1995: pre-tax loss of FF 137 million).

Interest rate contracts not qualifying as hedges

In 1996 and 1995, these contracts primarily consisted of closed positions on swaps. Swaps settled during 1996 generated a pre-tax profit of FF 2 million (1995: a pre-tax profit of FF 1 million). The mark to market of these contracts as of December 31, 1996 resulted in an unrealized pre-tax loss of FF 1 million (1995: unrealized pre-tax profit of FF 2 million).

☐ Note 23 - Commitments and contingencies

The group is committed for the following amounts:

(in millions of French francs)	December 31, 1996	December 31, 1995
Capital commitment for the acquisition of property, plant and equipment	**4,481**	4,490
Long-term commitments for the acquisition of vehicles and parts	**2,960**	2,656
Non-cancelable lease commitments	**1,453**	1,436
Securities subscription and purchase commitments	**1,303**	1,411
	10,197	9,993
Unmatured notes discounted with recourse	**-**	4
Guarantees granted	**1,499**	1,367
Pledged or mortgaged assets	**425**	510

Management believe that no material losses will result for any of the above-mentioned commitments and contingencies.

☐ Note 24 - Earning per share

Primary earnings per share are calculated on the basis of the average number of common shares outstanding during the year.

Diluted earnings per share are calculated on the basis of the number of common shares that would be outstanding assuming conversion of all convertible debentures and exercice of all stock options, as defined in note 10 - a.

☐ Note 25 - Full consolidation of majority-controlled banks and finance companies

As indicated in note 1, consolidated financial statements including all majority-owned banks and finance companies have been prepared in accordance with the SFAS n°94, including all information provided in the preceding notes that is materially modified by the consolidation of these companies.

The banks and finance companies consolidated in these financial statements are those described in note 5, with the exception of Compagnie Générale de Crédit aux Particuliers - Crédipar which is not majority-controlled by the group.

a - Accounting policies

The accounting policies applied are those described in note 1 and the following policies which are specific to the activities of banks and finance companies.

Revenue recognition

The majority of retail receivables include the finance charges at face value. These finance charges are recognized as income over the life of the receivables by the sum-of-the-digits method or on an actuarial basis. The amount of unearned income deducted from finance receivables in the accompanying balance sheet represents income relating to future periods. Acquisition and collection costs are generally expensed as incurred. However, dealer commissions are deducted from deferred revenue amortized over the life of the contract.

The face value of the remaining finance receivables (primarily wholesale financing) include only the principal; interest on these receivables is accrued and recognized as income on a monthly basis. Interest accrued at the balance sheet dates is included in finance receivables.

Lease operations

Long-term lease operations, consisting of lease financing for the purchase of vehicles by private individuals and companies, are accounted for as direct financing leases, the total installments due being recorded in the balance sheet. The excess of the total installments over the difference between the purchase price of the vehicles and their net residual value is charged against assets under unearned income and amortized over the life of the contracts by the sum-of-the-digits or actuarial method.

Credit losses

Provisions for credit losses are charged to income in the following manner :

- retail financing: a provision is made when a retail installment contract is obtained, based on a historical and prospective evaluation of risk, and is periodically adjusted take account of changes in the estimated risk;
- wholesale financing: a statistical provision is made on average outstanding balances during the year and is increased in the case of specifically identified risks.

As soon as a finance receivable is deemed unrecoverable, it is written-off against the allowance for credit losses, after taking into consideration eventual recourse to guarantor and the value at which repossessed vehicles are recorded in the balance sheet (at the lower of the net investment in the receivable and its estimated fair value). In addition, recognition of financing revenue is suspended. At the time of disposal of a repossessed vehicle, the allowance for credit losses is adjusted to take account of any gain or loss on disposal. Any amounts subsequently recovered are credited to the income statement.

Cash and cash equivalents

The group defines cash and cash equivalents as the total of current bank account balances, short-term deposits and marketable securities of all consolidated companies, with maturities of less than three months, less bank overdrafts and short-term financing not dedicated to the refinancing of finance companies.

b - Consolidated statement of income (including majority-owned banks and finance companies)

(in millions of French francs)	**December 31, 1996**	December 31, 1995
Net sales	**172,668**	164,248
Sundry revenues	**809**	744
Financing revenues	**4,190**	4,665
Operating expenses	**(173,156)**	(162,467)
Interest expense, net (note 25 - l)	**(2,997)**	(3,926)
Other income and (expense)		
Restructuring costs	**(318)**	(249)
Other income and expense, net	**(505)**	(690)
	(823)	(939)
Equity in pre-tax earnings of affiliated companies	**443**	181
Income before income taxes	**1,134**	2,506
Income taxes	**(133)**	(595)
Net income before minority interest	**1,001**	1,911
Minority interest in net income of consolidated subsidiaries	**(267)**	(208)
Net income for the year	**734**	1,703

c - Consolidated balance sheet (including majority-owned banks and finance companies)

(in millions of French francs)	**December 31, 1996**	December 31, 1995
ASSETS		
Current financial assets		
Cash short-term deposits and marketable securities (note 25-h)	**10,005**	14,145
Loans made by banking subsidiaries	**2,592**	2,293
Loans made by subsidiaries other than banks	**134**	199
Investment securities held by banks and finance companies	**2,252**	2,027
Retail and lease finance receivables (note 25-g)	**30,152**	26,641
Wholesale receivable (note 25-g)	**17,103**	17,350
	47,255	43,991
Unearned income	**(3,695)**	(3,229)
Allowance for credit losses (note 25-g)	**(526)**	(428)
	43,034	40,334
	58,017	58,998
Current operating assets		
Accounts and notes receivable, net	**13,174**	13,045
Other receivables	**6,163**	5,746
Inventories	**27,361**	25,950
Deferred income taxes	**1,699**	1,223
	48,397	45,964
Property, plant and equipment, net	**60,104**	60,640
Investments and other non-current assets		
Investment in companies at equity	**3,119**	2,282
Other investments	**4,080**	4,292
Long-term loans and receivables (note 25-f)	**5,140**	4,665
Other assets	**584**	655
Deferred income taxes and carry back	**4,261**	3,970
	17,184	15,864
Total assets	**183,702**	181,466
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current financing liabilities		
Short-term financing and bank advances (note 25-k)	**38,082**	38,950
Customer deposits with bank subsidiaries	**873**	502
Current portion of long-term debt (note 25-j)	**6,087**	7,650
	45,042	47,102
Current operating liabilities		
Accounts and notes payable	**29,543**	27,911
Other payables	**16,042**	14,771
Deferred income	**500**	271
	46,085	42,953
Long-term debt (note 25-j)		
Convertible debentures	**3,960**	3,960
Debentures	**5,735**	7,355
Other borrowings	**9,558**	8,111
	19,253	19,426
Subordinated securities (note 25-i)	**1,228**	1,358
Other non-current liabilities	**4,338**	3,976
Deferred income taxes	**10,218**	10,350
Minority interest in net assets of consolidated subsidiaries	**2,037**	1,671
Stockholders' equity		
Common stock	**1,754**	1,753
Capital in excess of par value of stock	**5,387**	5,382
Retained earnings	**48,360**	47,495
	55,501	54,630
Total liabilities and stockholders' equity	**183,702**	181,466

d - Consolidated statement of cash flows (including majority-owned banks and finance companies)

(in millions of French francs)	**Year ended December 31, 1996**	Year ended December 31, 1995
Net income for the year	**734**	1,703
Amortization of special tools	**3,510**	3,100
Amortization and depreciation of other non-current assets	**7,197**	7,397
Deferred income taxes	**(736)**	151
Change in long-term provisions	**506**	457
Provision for credit losses	**37**	(248)
Minority interest in net income of consolidated subsidiaries	**267**	208
Equity in undistributed earnings of affiliated companies	**(67)**	112
Other	**453**	(23)
Working capital provided by operations	**11,901**	12,857
Change in current net operating assets of non-finance companies	**1,110**	(3,450)
Change in current net operating assets of finance companies	**(177)**	(484)
Increase in deferred income taxes	**(247)**	(105)
Net cash (used in) provided by operating activities	**(12,587)**	8,818
Disposals of investments	**166**	214
Disposals of subsidiaries	**11**	-
Disposals of property	**471**	1 044
Capital expenditure	**(10,529)**	(11,187)
Acquisitions of investments	**(728)**	(446)
Investments in subsidiaries	**(484)**	-
Other	**201**	(137)
Net cash used in investing activities	**(10,892)**	(10,512)
Dividends	**(250)**	(300)
Issuance of shares	**6**	25
Convertible debentures	**-**	-
Issuance of long-term debt	**5,205**	6,465
Repayments and transfers to short-term of long-term debt	**(7,607)**	(1,865)
Increase in finance receivables	**(2,758)**	(1,321)
(Increase)/Decrease in loans made by bank subsidiaries	**(209)**	2,661
Increase in other long-term loans and receivables	**(264)**	(287)
Increase in customer deposits with bank subsidiaries	**372**	169
Increase in investment securities held by finance companies	**(225)**	(2,027)
Increase/(Decrease) in other short-term financing of finance companies	**3,304**	(2,627)
Other	**(140)**	(60)
Net cash (used in) provided by financing activities	**(2,566)**	833
Effect of currency translation on cash	**1,464**	(403)
Net increase/(decrease) in cash and cash equivalents	**593**	(1,264)
Cash and cash equivalents at January 1	**598**	1,862
Cash and cash equivalents at December 31	**1,191**	598

e - Additional segment information

Year ended December 31, 1996

(in millions of French francs)		Total assets			
	Financing revenues	Non finance companies	Banks and finance companies	Eliminations	Total
France	294	112,531	13,179	(10,261)	115,449
Spain	552	8,931	4,373	(9)	13,295
United Kingdom	982	7,348	12,884	(1,228)	19,004
Other European countries	2,362	9,512	26,571	(279)	35,804
Other countries	–	150	–	–	150
	4,190	138,472	57,007	(11,777)	183,702

Year ended December 31, 1995

(in millions of French francs)		Total assets			
	Financing revenues	Non finance companies	Banks and finance companies	Eliminations	Total
France	261	114,258	13,529	(7,878)	119,909
Spain	555	7,594	3,874	(264)	11,204
United Kingdom	924	5,811	11,007	(1,478)	15,340
Other European countries	2,925	10,596	25,069	(817)	34,848
Other countries	–	165	–	–	165
	4,665	138,424	53,479	(10,437)	181,466

f - Long-term loans and receivables

(in millions of French francs)	December 31, 1996	December 31, 1995
Value-added tax credit	**817**	946
Investment securities (note 1-d)	**2,248**	1,788
Advances to non-consolidated companies	**1,518**	1,274
Other loans and receivables	**557**	657
Total	**5,140**	4,665

g - Finance receivables

The maturities of finance receivables outstanding as of December 31, 1996 are as follows:

At December 31, 1996

(in millions of French francs)	1997	1998	1999	Beyong 1999	Total
Retail	**13,694**	**9,020**	**5,187**	**2,251**	**30,152**
Wholesale	**17,103**	**-**	**-**	**-**	**17,103**
Total	**30,797**	**9,020**	**5,187**	**2,251**	**47,255**

At December 31, 1995

(in millions of french Francs)	1996	1997	1998	Beyong 1998	Total
Retail	12,190	8,133	4,366	1,952	26,641
Wholesale	17,350	-	-	-	17,350
Total	29,540	8,133	4,366	1,952	43,991

Movements in provisions for credit losses are as follows:

(in millions of French francs)	Retail	Wholesale	Others	Total
December 31, 1995	318	71	39	428
Increase/(Decrease) of the year	118	-	(20)	98
December 31, 1996	436	71	19	526

h - Cash, short-term deposits and marketable securities

Short-term deposits and marketable securities include the following:

(in millions of French francs)	December 31, 1996	December 31, 1995
Cash of banks and finance companies	**727**	741
Cash of companies other than banks and finance companies	**2,885**	3,098
Short-term deposits and marketable securities of companies other than banks and finance companies	**12,587**	16,112
Cash, short-term deposits and marketable securities	**16,199**	19,951
Eliminations	**(6,194)**	(5,806)
Total	**10,005**	14,145

i - Subordinated securities

In addition to the subordinated securities issued by Peugeot S.A. (note 11), this item includes subordinated perpetual securities issued on July 31, 1992 by Banque PSA Finance Holding in the amount of FF 1,200 million. These securities pay interest at PIBOR plus 0,45% and were subscribed in full by a banking consortium.

j - Long-term debt

Maturities of long-term debt (other than convertible debentures (note 13)) are as follows:

(in millions of French francs)	December 31, 1996	December 31, 1995
1997	**6,836**	2,653
1998	**1,810**	6,343
1999	**3,169**	2,362
2000	**1,560**	2,473
2001 (and subsequent years at December 31, 1996)	**1,918**	1,635
Subsequent years at December 31, 1997	**-**	-
	15,293	15,466
Current portion	**6,087**	7,650
Total	**21,380**	23,116

Total long-term debt is repayable in the following currencies:

(in millions of French francs)	**December 31, 1996**	December 31, 1995
French francs	**10,652**	9,949
Pounds sterling	**1,010**	1,766
Deutsche mark	**3,782**	3,774
Spanish pesetas	**336**	333
Italian lira	**1,674**	1,469
Luxembourg francs	**877**	1,098
Dutch guilders	**507**	406
Austrian schillings	**48**	210
Swiss francs	**151**	277
Dollars	**157**	-
Other	**59**	144
Total	**19,253**	19,426

As of December 31, 1996, the weighted average interest rate on long-term debt was 5.05% (1995: 5.82%).

The group has contracted renewable short-term (1, 3 6 or 12 months) lines of credit with long-term drawing rights for the following maximum amounts as of December 31, 1996.

(in millions of French francs)	
1998	25,149
1999	21,599
2000	21,393
2001	3,526

k - Short-term financing and bank advances

Short-term financing and bank advances include the following:

(in millions of French francs)	**December 31, 1996**	December 31, 1995
Companies other than banks and finance companies		
Commercial paper	**3,915**	3,773
Short-term loans	**6,113**	5,877
Bank overdrafts	**4,949**	9,692
Banks		
Interbank loans and advances	**31**	11
	15,008	19,353
Finance companies		
Commercial paper	**6,518**	8,269
Other short-term financing	**18,964**	13,909
Eliminations	**(2,408)**	(2,581)
Total	**38,082**	38,950

The average daily amount of commercial paper outstanding was FF 10,822 million in 1996 (1995: 10,436 million).

l - Interest expense, net

Interest expense, net includes the following:

(in millions of French francs)	**December 31, 1996**	December 31, 1995
Interest expense of banks and finance companies	**(2,576)**	(3,560)
Interest expense of companies other than banks and finance companies	**(1,980)**	(1,645)
Interest income of companies other than banks and finance companies	**1,367**	1,027
Capitalized interests	**192**	252
Total	**(2,997)**	(3,926)

CONSOLIDATED STATEMENT OF INCOME 1992-1996

(in millions of French francs)	**Year ended December 31, 1996**	Year ended December 31, 1995	Year ended December 31, 1994	Year ended December 31, 1993	Year ended December 31, 1992
Net sales	**172,668**	164,248	166,195	145,431	155,431
Sundry revenues	**848**	757	829	775	833
Operating expenses	**(171,841)**	(161,254)	(159,735)	(146,505)	(150,383)
Operating margin	**1,675**	3,751	7,289	(299)	5,881
Other income and (expense)					
Interest expense, net	**(1,173)**	(1,481)	(1,645)	(2,420)	(1,465)
Restructurating costs	**(318)**	(249)	(663)	(665)	(367)
Other income and (expense), net	**(493)**	(643)	(1,043)	(230)	(616)
	(1,984)	(2,373)	(3,351)	(3,315)	(2,448)
Equity in pre-tax earnings of affiliated companies	**1,363**	1,048	583	1,029	827
Income before income taxes	**1,054**	2,426	4,521	(2,585)	4,260
Income taxes	**(105)**	(567)	(1,269)	1,278	(735)
Net income before minority interest	**949**	1,859	3,252	(1,307)	3,525
Minority interest in net income of consolidated subsidiaries	**(215)**	(156)	(150)	(106)	(153)
Net income for the year	**734**	1,703	3,102	(1,413)	3,372
Earnings per share (in French francs)					
Primary earnings per common share	**15**	34	62	(28)	67
On the basis of the following average number of common shares outstanding	**50,108,353**	50,043,901	50,036,162	50,002,116	49,970,881

CONSOLIDATED BALANCE SHEET 1992-1996

(in millions of French francs)	**December 31, 1996**	December 31, 1995	December 31, 1994	December 31, 1993	December 31, 1992
ASSETS					
Current assets					
Cash	**2,886**	3,098	1,388	1,198	1,564
Short-term deposits and marketable securities	**12,587**	16,112	15,572	4,209	4,739
Accounts and notes receivable, net	**13,758**	13,774	13,573	11,225	12,982
Current portion of long-term loans	**1,194**	199	131	273	99
Short-term deferred income taxes	**1,619**	1,159	1,044	986	1,077
Other receivables	**5,276**	4,990	5,259	4,808	6,607
Inventories	**27,361**	25,950	23,850	24,609	26,813
	64,681	65,282	60,817	47,308	53,881
Property, plant and equipment					
- at cost	**107,044**	103,550	99,325	93,474	89,933
- less: accumulated depreciation	**(56,835)**	(52,447)	(47,036)	(41,375)	(36,120)
	50,209	51,103	52,289	52,099	53,813
Unamortized special tools	**9,442**	9,139	8,384	9,330	8,266
	59,651	60,242	60,673	61,429	62,079
Investments and other non-current assets					
Investment in companies at equity	**8,543**	7,437	7,396	7,748	7,437
Other investments	**3,976**	3,541	2,944	2,443	2,337
Long-term loans and receivables	**3,685**	3,921	4,102	3,198	1,261
Other non-current assets	**572**	636	659	500	623
Long-term deferred income taxes and carry back	**4,099**	3,836	3,792	4,004	1,449
	20,875	19,371	18,893	17,893	13,107
Total assets	**145,207**	144,895	140,383	126,630	129,067

LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Bank advances	**4,950**	9,692	8,825	3,289	4,841
Short-term financing	**10,028**	9,650	6,823	12,389	11,495
Accounts and notes payable	**29,604**	27,905	29,105	21,600	24,553
Short-term deferred income taxes	**242**	86	103	81	5
Other payables	**14,629**	13,441	14,070	14,856	15,628
Current portion of long-term debt	**1,807**	1,771	699	1,336	829
	61,260	62,545	59,625	53,551	57,351
Long-term debt					
Convertible debentures	**3,960**	3,960	3,960	-	-
Debentures	**3,499**	4,639	5,747	5,801	1,272
Other borrowings	**4,985**	3,441	2,782	2,735	3,563
	12,444	12,040	12,489	8,536	4,835
Subordinated securities	**22**	158	284	399	505
Other non-current liabilities	**4,062**	3,797	3,045	2,614	3,116
Deferred income taxes	**10,075**	10,205	10,000	9,664	8,890
Minority interest in net assets of consolidated subsidiaries	**1,843**	1,520	1,416	1,327	1,226
Stockholders' equity					
Common stock	**1,754**	1,753	1,751	1,751	1,750
Capital in excess of par value of stock	**5,387**	5,382	5,359	5,357	5,339
Retained earnings	**48,360**	47,495	46,414	43,431	46,055
	55,501	54,630	53,524	50,539	53,144
Total liabilities and stockholders' equity	**145,207**	144,895	140,383	126,630	129,067

CONSOLIDATED STATEMENT OF CASH FLOWS 1992-1996

(in millions of French francs)	**Year ended December 31, 1996**	Year ended December 31, 1995	Year ended December 31, 1994	Year ended December 31, 1993	Year ended December 31, 1992
Net income for the year	**734**	1,703	3,102	(1,413)	3,372
Amortization of special tools	**3,510**	3,100	3,224	3,033	2,459
Depreciation of property, plant and equipment	**7,089**	7,290	7,052	6,866	6,316
Deferred income taxes	**(705)**	98	664	136	834
Other long-term provisions	**507**	550	451	(534)	587
Minority interest in net income of consolidated subsidiaries	**215**	156	150	106	153
Equity in undistributed earnings of affiliated companies	**(411)**	(145)	174	(279)	(350)
Other	**221**	24	400	442	338
Working capital provided by operations	**11,160**	12,776	15,217	8,357	13,709
(Increase)/Decrease in inventories	**(1,411)**	(2,100)	759	2,204	(1,764)
(Increase)/Decrease in accounts and notes receivable	**16**	(201)	(2,348)	1,757	(112)
(Increase)/Decrease in other receivables	**(286)**	269	(451)	1,799	1,130
Increase/(Decrease) in accounts and notes payable	**1,699**	(1,200)	7,505	(2,953)	(1,357)
Increase/(Decrease) in other payables	**1,188**	(629)	(786)	(778)	(576)
(Increase)/Decrease in deferred income taxes	**(304)**	(132)	(35)	167	(1,072)
Net cash provided by operating activities	**12,062**	8,783	19,861	10,553	9,958
Disposals of investments	**164**	606	163	51	438
Disposals of property	**379**	956	793	996	757
Capital expenditure	**(10,273)**	(11,000)	(10,457)	(11,265)	(13,784)
Acquisitions of investments	**(1,200)**	(794)	(958)	(397)	(752)
Other	**272**	(116)	(137)	(70)	(154)
Net cash used in investing activities	**(10,658)**	(10,348)	(10,596)	(10,685)	(13,495)
Dividends	**(250)**	(300)	–	(499)	(648)
Issuance of shares	**6**	25	3	19	12
Issuance of long-term debt	**1,955**	1,602	5,295	5,531	729
Repayments and transfers to short-term	**(1,819)**	(795)	(1,950)	(1,329)	(1,579)
Change in long-term loans and receivables and other	**(904)**	(286)	(967)	(3,644)	(27)
Net cash (used in) provided by financing activities	**(1,012)**	246	2,381	78	(1,513)
Effect of currency translation on cash	**235**	(125)	(63)	(184)	(560)
Increase/(Decrease) in cash and cash equivalents	**627**	(1,444)	11,583	(238)	(5 ,610)
Cash and cash equivalents at January 1	**(132)**	1,312	(10,271)	(10,033)	(4,423)
Cash and cash equivalents at December 31	**495**	(132)	1,312	(10,271)	(10,033)

Consolidated companies as at December 31, 1996

Company	Percent owned	Percent controlled	Percent consolidated
Fully consolidated companies			
Peugeot S.A. and direct subsidiaries			
Peugeot S.A. Paris - France	–	–	–
Automobiles Peugeot Paris - France	100.00	100.00	100.00
GIE PSA Peugeot Citroën Paris - France	–	100.00	100.00
Automobiles Citroën Neuilly-sur-Seine - France	100.00	100.00	100.00
Société Mécanique Automobile de l'Est Trémery - France	–	100.00	100.00
Ecia - Equipements et Composants pour l'Industrie Automobile Audincourt - France	67.92	67.92	67.92
Peugeot Citroën Moteurs Nanterre - France	99.97	99.99	99.99
Société de Constructions Mécaniques Panhard & Levassor Paris - France	99.95	99.99	99.99
Société d'Applications des Machines Motrices - S.A.M.M. Bièvres - France	100.00	100.00	100.00
Gefco Courbevoie - France	99.92	99.93	99.93
La Publicité Française Paris - France	99.97	99.97	99.97
GIE PSA Trésorerie Paris - France	99.40	100.00	99.97
Banque PSA Finance Holding Paris - France	65.25	100.00	100.00
Grande-Armée Participations Paris - France	100.00	100.00	100.00
Automobiles Peugeot subsidiaries			
Botzaris Automobiles Paris - France	99.99	99.99	99.99
Parisud Paris - France	99.98	99.98	99.98
Sodexa Courbevoie - France	99.61	99.99	99.99
Brestoise des Garages de Bretagne Brest - France	99.99	100.00	100.00
Etablissements Boniface Saint-Etienne - France	99.85	99.92	99.92
Société Industrielle Automobile de Belfort Belfort - France	99.84	99.99	99.99
Société Industrielle Automobile de Besançon Besançon - France	99.84	99.84	99.84
Société Industrielle Automobile du Havre Le Havre - France	99.97	99.98	99.98
Société Industrielle Automobile du Languedoc Toulouse - France	99.88	99.89	99.89
Société Industrielle Automobile de Lorraine Vandœuvre-lès-Nancy - France	99.77	99.77	99.77
Etablissements Caffeau et Ruffin Anzin - France	99.96	99.99	99.99
Société Industrielle Automobile de Mulhouse Mulhouse - France	99.98	100.00	100.00
Société Industrielle Automobile du Nord Lille - France	99.99	99.99	99.99
Société Industrielle Automobile de Normandie Rouen - France	99.94	99.95	99.95
Société Industrielle Automobile de l'Ouest Orvault - France	91.99	99.99	99.99
Société Industrielle Automobile de Provence Marseille - France	99.73	99.73	99.72
Société Industrielle Automobile du Sud-Ouest Le Bouscat - France	99.99	99.99	99.99
Société Lyonnaise d'Industrie et de Commerce Automobile Vénissieux - France	85.63	99.92	99.91
Régionale Française Automobile Cesson-Sévigné - France	99.50	99.67	99.67
Grands Garages de l'Hérault Montpellier - France	99.77	99.99	99.99

Company	Percent owned	Percent controlled	Percent consolidated
Sogedac - Société Générale d'Achats Paris - France	65.00	100.00	100.00
Peugeot Poissy Paris - France	20.02	100.00	99.99
Talbot Paris - France	99.96	99.99	99.99
Société Commerciale Automobile Paris - France	99.99	99.99	99.99
Grands Garages de Nice et du Littoral Nice - France	99.80	99.90	99.90
Mercier S.A. Paris - France	99.98	99.99	99.99
Sora S.A. Poissy - France	99.88	99.88	99.88
Peugeot Talbot Belgique S.A. Nivelles - Belgium	99.99	100.00	100.00
S.A. Peugeot Talbot Service N.V. Brussels - Belgium	–	100.00	100.00
Peugeot Talbot Nederland N.V. Utrecht - Netherlands	100.00	100.00	100.00
Peugeot Talbot Deutschland GmbH Saarbrücken - Germany	100.00	100.00	100.00
Peugeot Automobili Italia S.p.A. Milan - Italy	100.00	100.00	100.00
Peugeot Motor Company PLC Coventry - United Kingdom	100.00	100.00	100.00
Proptal U.K. Ltd Coventry - United Kingdom	–	100.00	100.00
Talbot Exports Ltd Coventry - United Kingdom	–	100.00	100.00
Robins and Day Ltd Coventry - United Kingdom	–	100.00	100.00
Realtal U.K. Ltd Coventry - United Kingdom	–	100.00	100.00
Peugeot Portugal Automoveis S.A. Lisbon - Portugal	86.53	86.53	86.53
A.B. Autogruppen Citroën. Peugeot. Talbot Johanneshov - Sweden	50.00	100.00	100.00
Peugeot Talbot (Suisse) S.A. Berne - Switzerland	100.00	100.00	100.00
Peugeot Talbot Austria GmbH Vienna - Austria	100.00	100.00	100.00

Company	Percent owned	Percent controlled	Percent consolidated
Peugeot España S.A. Madrid - Spain	99.97	100.00	100.00
Hispanomocion S.A. Madrid - Spain	–	100.00	100.00
Peugeot Chile Santiago - Chile	96.92	96.92	96.92
Automobiles Citroën subsidiaries			
Société de Construction d'Equipements de Mécanisations et de Machines - SCEMM Saint-Etienne - France	100.00	100.00	100.00
Société d'Outillage Général Appliqué aux Moules et Modèles - SOGAMM Stains - France	99.94	99.98	99.98
Société Commerciale Citroën Neuilly-sur-Seine - France	99.96	99.96	99.96
Citroën Félix Faure Neuilly-sur-Seine - France	0.01	99.97	99.93
Citroën Champ de Mars Paris - France	99.88	99.92	99.92
Citer Neuilly-sur-Seine - France	98.31	98.31	98.31
Citroën Paris Neuilly-sur-Seine - France	100.00	100.00	100.00
Société Belge des Automobiles Citroën Brussels - Belgium	100.00	100.00	100.00
Citroën Belux S.A. - N.V. Brussels - Belgium	100.00	100.00	100.00
Citroën Nederland B.V. Amsterdam - Netherlands	100.00	100.00	100.00
Citroën Deutschland A.G. Cologne - Germany	99.95	99.95	99.95
Citroën Commerce GmbH Cologne - Germany	–	100.00	99.95
Citroën Italia S.p.A. Milan - Italy	100.00	100.00	100.00
Citroën U.K. Ltd Berkshire - United Kingdom	99.97	100.00	100.00
Citroën Danmark A/S Copenhagen - Denmark	100.00	100.00	100.00
Citroën Norge A/S Skaarer - Norway	100.00	100.00	100.00
Citroën (Suisse) S.A. Geneva - Switzerland	99.75	99.75	99.75

Company	Percent owned	Percent controlled	Percent consolidated
Citroën Österreich GmbH Vienna - Austria	100.00	100.00	100.00
Citroën Lusitania S.A. Mangualde - Portugal	16.50	57.41	56.72
Automoveis Citroën S.A. Lisbon - Portugal	99.98	99.98	99.98
Citroën Hispania S.A. Pontevedra - Spain	96.57	96.57	96.57
Comercial Citroën S.A. Madrid - Spain	–	99.96	96.53
Autotransporte Turistico Español S.A. (Atesa) Madrid - Spain	–	100.00	96.57
Ecia subsidiaries			
Ecsa - Etudes et Constructions de Sièges pour l'Automobile Levallois-Perret - France	99.98	99.98	67.91
EAK - Composants pour l'Automobile S.A. Levallois-Perret - France	51.00	51.00	34.64
Cesa - Compagnie Européenne de Sièges pour Automobile Levallois-Perret - France	69.00	69.00	42.86
EAK - Composants pour l'Automobile SNC Levallois-Perret - France	51.00	51.00	34.64
Peugeot Motocycles Mandeure - France	74.27	74.27	50.44
Equipements Automobile Participations Ectra Laroque-d'Olmes - France	72.50	72.50	49.24
Ecia Automobilsysteme EAS - GmbH Munich - Germany	–	100.00	67.92
Leistritz AG & Co Abgastechnik Furth - Germany	–	100.00	67.92
Ecia - Ausrustungen und Komponenten für die Automobilindustrie GmbH Saarbrücken - Germany	100.00	100.00	67.92
Hills Precision Components Ltd Coventry - United-Kingdom	79.56	100.00	74.47
Silenciadores P.C.G. S.A. Madrid - Spain	63.90	63.90	43.40

Company	Percent owned	Percent controlled	Percent consolidated
Gefco subsidiaries			
Transauto - Stur Courbevoie - France	99.79	99.79	99.72
Gefco Benelux S.A. Ath - Belgium	100.00	100.00	99.93
Gefco Italia S.p.A. Milan - Italy	98.00	100.00	99.93
Gefco U.K. Ltd London - United Kingdom	100.00	100.00	99.93
Gefco España S.A. Madrid - Spain	99.99	100.00	99.93
COMPANIES CONSOLIDATED ON AN EQUITY BASIS			
Automobiles Peugeot subsidiaries			
Française de Mécanique Haisnes - France	50.00	50.00	50.00
Société de Transmissions Automatiques Barlin - France	20.00	20.00	20.00
Société Franco-Suédoise de Moteurs PRV Douvrin - France	50.00	50.00	50.00
Société Européenne de Véhicules Légers du Nord - Sevelnord Paris - France	25.00	50.00	50.00
Gisevel Paris - France	25.00	50.00	50.00
Sevelind Paris - France	25.00	50.00	50.00
Società Europea Veicoli Leggeri Sevel S.p.A. Atessa - Italy	25.00	50.00	50.00
Banque PSA Finance Holding subsidiaries			
Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France	50.00	50.00	50.00
Banque Diffusion Industrielle Nouvelle - DIN Levallois-Perret - France	–	49.80	49.80
Banque Sofi-Sovac Levallois-Perret - France	–	50.00	50.00
Dicoma Levallois-Perret - France	–	49.99	49.99

Company	Percent owned	Percent controlled	Percent consolidated
Loca-Din Levallois-Perret - France	–	50.00	50.00
Compagnie pour la Location de Véhicules Sovac Levallois-Perret - France	–	50.00	50.00
Sofira - Société de Financement des Réseaux Automobiles Paris - France	98.00	100.00	100.00
Société Nouvelle de Développement Automobiles - SNDA Paris - France	100.00	100.00	100.00
Assupar Levallois-Perret - France	–	49.99	49.99
Société de Diffusion d'Assistance aux Particuliers S.D.A. PAR Levallois-Perret - France	–	33.00	33.00
Assupar-Vie Levallois-Perret - France	–	50.00	50.00
PSA Credit Belgium S.A. Brussels - Belgium	57.69	100.00	100.00
PSA Financiering Nederland B.V. Rotterdam - Netherlands	–	100.00	100.00
PSA Financial Holding B.V. Rotterdam - Netherlands	100.00	100.00	100.00
PSA Finance International N.V. Amsterdam - Netherlands	100.00	100.00	100.00
PSA Bank Deutschland GmbH Neu-Isenburg - Germany	100.00	100.00	100.00
PSA Finanziaria Italia Milan - Italy	100.00	100.00	100.00
PSA Wholesale Ltd London - United Kingdom	100.00	100.00	100.00
PSA Credit Company Ltd Hants - United Kingdom	50.00	50.00	50.00
PSA Finance PLC London - United Kingdom	–	50.00	50.00
PSA Finance (Suisse) S.A. Ostermudigen - Switzerland	82.35	100.00	100.00
P & C Bank (Osterreich) AG Vienna - Austria	75.00	75.00	75.00
PSA Credito S.F.A.C. S.A. Lisbon - Portugal	100.00	100.00	100.00

Company	Percent owned	Percent controlled	Percent consolidated
PSA Gestao-Comercio e Aluger de Veiculos Lisbon - Portugal	80.00	99.00	99.57
PSA Credit España S.A. Madrid - Spain	100.00	100.00	100.00
PSA Leasing España S.A. Madrid - Spain	99.99	100.00	100.00
Peugeot S.A. subsidiaries			
Société de Crédit à l'Industrie Automobile - Socia Paris - France	100.00	100.00	100.00
Société Financière de Banque - Sofib Paris - France	–	100.00	100.00
PSA International S.A. Geneva - Switzerland	99.87	99.87	99.87

Automobiles Peugeot

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 99.99%
(entirely by Peugeot S.A.).

ACTIVITIES
Automobile manufacturing.

Production sites in France (Sochaux, Montbéliard, Poissy and Mulhouse), the UK and Spain.
Plants in Dijon, Lille, Saint-Etienne, Vesoul, Valenciennes, Sept-Fons, Villers-la-Montagne (France).

	1996	1995
Worldwide production *(in number of vehicles)*	**1,146,500**	1,142,300
Worldwide sales *(in number of vehicles)*	1,170,100	1,121,300
Employees		
- Company	**41,600**	41,800
- Group	**67,400**	68,600
Consolidated financial data *(in millions of French francs)*		
Net sales	**107,052**	99,581
Working capital provided from operations	**6,471**	6,344
Net income	**572**	1,018
Stockholders' equity	**31,902**	31,201
Capital expenditures	**5,487**	5,679
Dividend	**150**	200

Automobiles Citroën

62, boulevard Victor-Hugo - 92200 Neuilly (Hauts-de-Seine)

Group's holding: 100%
(entirely by Peugeot S.A.).

ACTIVITIES
Automobile manufacturing.

Production sites in Aulnay and Rennes (France), Vigo (Spain) and Mangualde (Portugal).
Plants in the Paris area, Caen and Charleville (France).

	1996	1995
Worldwide production *(in number of vehicles)*	**832,500**	745,600
Worldwide sales *(in number of vehicles)*	**836,000**	746,300
Employees		
- Company	**33,200**	33,600
- Group	**45,600**	45,600
Consolidated financial data *(in millions of French francs)*		
Net sales	**71,664**	68,647
Working capital provided from operations	**2,278**	3,050
Net income	**(1,389)**	(714)
Stockholders' equity	**4,662**	3,969
Capital expenditures	**4,084**	3,941
Dividend	**-**	-

Ecia
Equipements et Composants pour l'Industrie Automobile

25400 Audincourt (Doubs)

Group's holding: 70.86%
(of which Peugeot S.A.: 67.92%).

ACTIVITIES
Manufacturing of automotive components and motorcycles.

Plants in Audincourt, Beaulieu, Hérimoncourt (Doubs), Marines (Val-d'Oise), Hénin-Beaumont (Pas-de-Calais), Cernay (Haut-Rhin) and Crévin (Ile-et-Vilaine) in France, as well as in Germany and the United Kingdom.

	1996	1995
Employees		
- Company	**5,459**	5,338
- Group	**11,018**	10,590
Consolidated financial data *(in millions of French francs)*		
Net sales	**9,453**	9,106
Working capital provided from operations	**798**	728
Net income	**364**	327
Stockholders' equity	**3,186**	2,861
Capital expenditures	**419**	380
Dividend	**45.3**	38.5

Gefco

77-81, rue du Mans - 92400 Courbevoie (Hauts-de-Seine)

Group's holding: 99.81%
(entirely by Peugeot S.A.).

ACTIVITIES
Rail, overland and maritime transport of vehicles chartering and forwarding agent for merchandise.

	1996	1995
Transport of vehicles *(in thousands)*	3,152	2,959
Transport of merchandise *(in thousands of tons)*	7,164	6,423
Employees		
- Company	**2,999**	2,973
- Group	**3,413**	3,381
Consolidated financial data *(in millions of French francs)*		
Net sales	**8,080**	7,406
Working capital provided from operations	**507**	438
Net income	**254**	233
Stockholders' equity	**1,167**	1,209
Capital expenditures	**275**	301
Dividend	**300**	300

Peugeot Citroën Moteurs

49, rue Noël-Pons - 92200 Nanterre (Hauts-de-Seine)

Group's holding: 99.99%
(of which Peugeot S.A.: 99.97%).

ACTIVITIES

Sale of Peugeot and Citroën engines and mechanical components to outside automobile manufacturers.

Economic data	1996	1995
Production *(in volume)*		
Diesel engines	**40,551**	70,212
Gasoline engines	**487**	527
Transmissions	**8,682**	12,660
Employees	**93**	94
Parent company financial data *(in millions of French francs)*		
Net sales	**737**	1,085.8
Net income	**5.3**	5.5
Stockholders' equity	**34.8**	79.8
Capital expenditures	**3.3**	1.5
Dividend	**50**	10

Banque PSA Finance Holding

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%
(of which Peugeot S.A.: 65.25%).

ACTIVITIES

Banque PSA Finance Holding was authorized to do business as a bank in July 1995. Its subsidiaries, based in ten European countries, provide wholesale and retail financing products and services to Peugeot and Citroën dealers and customers.

	1996	1995
Loans granted		
Wholesale		
- Number	**1,350,858**	1,286,365
- Value *(in millions of French francs)*	**122,702**	115,352
Retail		
- Number	**519,357**	477,289
- Value *(in millions of French francs)*	**32,749**	28,332
Consolidated financial data *(in millions of French francs)*		
Statements of income		
Net banking income	**2,700**	2,546
Income before income taxes	**1,179**	1,153
Net income	**652**	737
Dividend	**800**	500
Balance sheets		
Assets		
- Finance receivables, net	**50,465**	47,441
- Total assets	**57,076**	53,827
Liabilities		
- Stockholders' equity	**6,436**	5,486
- Total liabilities	**57,076**	53,827

Société de Constructions Mécaniques Panhard & Levassor

18, avenue d'Ivry - 75013 Paris

Group's holding: 99.99%
(of which Peugeot S.A.: 99.95%).

ACTIVITIES

Manufacturing of light armored vehicles.
Plant in Marolles-en-Hurepoix (Essonne).

	1996	1995
Employees	**271**	290
Parent company financial data *(in millions of French francs)*		
Net sales	**331.7**	425.9
Net income	**(7.5)**	0.7
Stockholders' equity	**24.6**	35.4
Capital expenditures	**5.2**	6.9
Dividend	**-**	-

Société d'Applications des Machines Motrices - S.A.M.M.

Chemin de la Malmaison - 91570 Bièvres (Essonne)

Group's holding: 99.99%
(entirely by Peugeot S.A.).

ACTIVITIES

Production of high-technology components for the aerospace and defense industries.

	1996	1995
Employees	**485**	482
Parent company financial data *(in millions of French francs)*		
Net sales	**338.5**	343
Working capital provided from operations	**31.5**	44.4
Net income	**8.2**	13.3
Stockholders' equity	**63.9**	38
Capital expenditures	**19.4**	20.5
Dividend	**-**	-

PSA International S.A.

62, quai Gustave-Ador - 1027 Geneva (Switzerland)

Group's holding: 99.90%
(entirely by Peugeot S.A.).

ACTIVITIES
Management of the Group's foreign exchange operations.

	1996	1995
Parent company financial data *(in millions of Swiss francs)*		
Net intercompany receivables as of December 31	**270.2**	248.3
Net financial income	**30.2**	(18.3)
Net income	**13.7**	(2)
Stockholders' equity	**152**	148.8
Dividend	**12.5**	10
Total assets	**760.4**	628.5

Société de Crédit à l'Industrie Automobile Socia

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%
(entirely by Peugeot S.A.).

ACTIVITIES
Management of the Group's interest rate exposure.

	1996	1995
Parent company financial data *(in millions of French francs)*		
Customer loans as at December 31	**1**	1
Net income	**12.7**	16.6
Stockholders' equity	**280.7**	280.8
Dividend	**12.8**	13.8

Société Financière de Banque Sofib

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%
(entirely by Socia).

ACTIVITIES
Banking services for the Group's dealer networks and suppliers.

	1996	1995
Parent company financial data *(in millions of French francs)*		
Customer loans as of December 31	**1,072**	1,217
Net income	**9.5**	7.7
Stockholders' equity	**101.7**	99.6
Dividend	**7.4**	7.4

Grande-Armée Participations

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%
(entirely by Peugeot S.A.).

ACTIVITIES
Holding company for a certain number of the Group's shareholdings.

Consolidated financial data *(in millions of French francs)*	1996	1995
Dividend income	**68**	64.5
Net income	**38.7**	88.9
Stockholders' equity	**2,866.2**	2,827.5
Total assets	**3,880.8**	3,388.5

Resolutions

Annual General Meeting

First resolution

Approval of the Report of the Managing Board and the financial statements

The General Meeting, having reviewed the annual financial statements, the consolidated financial statements, the Report of the Managing Board, the Report of the Supervisory Board and the Auditor's Reports on the annual financial statements and the consolidated financial statements, approves the Report of the Managing Board.

The General Meeting approves the 1996 financial statements showing net income of 1,324,174,412.42 French francs.

Second resolution

Appropriation of net income

The General Meeting notes that distributable income, representing net income for the year of 1,324,174,412.42 French francs less an amount of 53,025 francs transferred to the legal reserve plus retained earnings brought forward from prior years in an amount of 634,441,658.93 francs, totals 1,958,563,046.35 francs.

The General Meeting resolves to appropriate distributable income as follows:

(in French francs)	
- to the payment of a dividend	150,332,484.00
- to untaxed reserves	206,945,502.00
- to other reserves	700,000,000.00
- to unappropriated retained earnings	901,285,060.35
Total	1,958,563,046.35

The dividend of 3.00 francs per share (4.50 francs per share including associated tax credit of 1.50 franc) will be paid on July 4, 1997, according to the terms proposed by the Managing Board.

The General Meeting notes that the dividends and corresponding tax credits for the years ended December 31, 1994 and December 31, 1995 were as follows:

(in French francs)	1995	1994
Shares outstanding	50,095,678	50,039,468
Dividend	5.00	6.00
Tax credit	2.50	3.00
Total	7.50	9.00

and that no dividend was paid for the year ended December 31, 1993.

Third resolution

Approval of the Auditors' Report on agreements with companies that have common Directors

The General Meeting, having heard the Auditor's Report on agreements with companies that have common Directors, approves the Report and the transactions referred to.

Fourth resolution

Appointment of a Statutory Auditor and a substitute Statutory Auditor

The General Meeting notes the resignation of Befec-Price Waterhouse as Statutory Auditor and of Michael Kean Geary as substitute Statutory Auditor, effective at the close of this Meeting.
The General Meeting, voting on a motion put forward by the Managing Board, appoints for the remainder of their term expiring at the close of the Annual General Meeting called in 1999 to approve the financial statements for the year ended December 31, 1998:

- Coopers & Lybrand Audit, 32, rue Guersant, 75017 Paris, as Statutory Auditor;
- Louis-Pierre Schneider, 32 rue Guersant, 75017 Paris, as substitute Statutory Auditor

Fifth resolution

Appointment of a new Statutory Auditor and a new Substitute Auditor

The General Meeting notes the resignation of Barbier Frinault & Associés as Statutory Auditor and of Coopers & Lybrand Audit as substitute Auditor, effective at the close of the present meeting.

The General Meeting, voting on a motion put forward by the Managing Board, appoints for the remainder of their term expiring at the close of the Annual General Meeting called in 1999 to approve the financial statements for the year ended December 31, 1998:

Barbier Frinault & Autres, 41 rue Ybry, Neuilly-sur-Seine, as Statutory Auditor.

Francis Scheidecker, 41 rue Ybry, Neuilly-sur-Seine, as substitute Statutory Auditor.

Sixth resolution

Authorization to trade in the company's shares

The General Meeting authorizes the Company to trade in its own shares on the Stock Market in order to stabilize the market price. The shares may be purchased at a maximum price of 1,500 French francs per share and sold at a minimum price of 500 francs.

The Managing Board may acquire a maximum of 5,000,000 shares under the present authorization, which is granted for a period of eighteen months from July 1, 1997 and replaces the previous authorization granted by the General Meeting on June 26, 1996.

Extraordinary General Meeting

Seventh resolution

Authorization to issue equity or securities conferring the right to acquire equity

The General Meeting, having reviewed the Report of the Managing Board, the Report of the Supervisory Board and the Auditors' Special Report, resolves, pursuant to Article 180-III, paragraph 3, of the Companies Act:

1 - To grant the Managing Board a 26-month authorization:

a - to issue, in France or abroad, on one or several occasions, shares and/or securities conferring the right to acquire equity, directly or indirectly, and/or warrants for Peugeot S.A. shares, which may or may not be attached to securities issued by Peugeot S.A. and/or any companies in which Peugeot S.A. holds over one half of the capital, and/or

b - to issue bonus shares or to raise the par value of existing shares, to be paid up by capitalizing earnings, reserves or additional paid-in capital.

The Peugeot S.A. shares to be issued pursuant to this authorization shall carry the same rights as existing shares, except with regard to the cum dividend date.

Securities conferring the right to acquire equity may be denominated in French francs, foreign currencies, ECU or any other monetary unit determined by reference to a basket of currencies, or euro.

2 - That:

a - the aggregate number of shares issued pursuant to the authorizations given in a - and b - above (including any shares issued to protect the rights of holders of existing securities) may not have the effect of increasing the capital—currently 1,753,878,980 French francs—to more than 4,000,000,000 French francs, and

b - the aggregate nominal value of debt securities issued pursuant to this resolution may not exceed 4,000,000,000 French francs or the equivalent in foreign currency, ECU, other monetary units or euro,

not including the value of any issue and/or redemption premiums.

3 - The General Meeting decides that:

a - if the Managing Board issues shares with pre-emptive subscription rights for existing shareholders, any shares not taken up by shareholders exercising this right shall be offered to the other shareholders for subscription in a proportion not exceeding their existing interests in the capital.

b - if the total number of shares included in the issue are not taken up by shareholders exercising their pre-emptive right, the Managing Board may decide either to limit the amount of the issue to the value of the shares subscribed, provided that at least three-quarters of the shares offered have been taken up, or to freely allocate all or some of the unsubscribed shares or to offer the unsubscribed shares for subscription by the public.

c - in the case of a bonus share issue, rights to fractions of shares shall be non-transferable. The corresponding shares shall be sold and the proceeds from the sale allocated among the holders of said rights within 30 days of the date on which the whole number of shares allotted to them is recorded in their account.

d - in the case of issue of compound securities, shareholders shall not have any pre-emptive right to subscribe for the shares to be issued on conversion, redemption, exchange or exercise of the securities.

4 - The General Meeting grants full powers to the Managing Board to:

a - decide on the type of securities to be issued, based on market opportunities in France and abroad, determine the characteristics of the securities and the terms and conditions of issue, subject to compliance with the applicable laws and regulations;

b - carry out any and all publication and other formalities, enter into any and all underwriting agreements with any and all banks, amend the bylaws as required and generally take any other action that is necessary.

5 - That this authorization cancels and replaces the authorizations to issue shares and securities conferring a right to acquire equity given to the Managing Board by the General Meeting of June 28, 1995.

Eighth resolution

Authorization to issue securities conferring a right to acquire equity without pre-emptive subscription rights

The General Meeting, having reviewed the Report of the Managing Board and the Auditors' Special Report, resolves that the issues of shares and securities conferring a right to acquire equity authorized in the seventh resolution may be carried out, at the Managing Board's discretion, in France or abroad, without existing shareholders being granted a pre-emptive subscription right, within the monetary limits set forth in paragraph 2-a of the seventh resolution.

The General Meeting expressly waives shareholders' pre-emptive subscription right in the event that the Managing Board decides to use this authorization, provided that the issue price of the shares created directly or on conversion, redemption, exchange or exercise of securities, is at least equal to the average of the prices quoted for Peugeot S.A. shares on the Paris Bourse over ten consecutive trading days selected from among the twenty trading days preceding the opening date of the issue.

Ninth resolution

Authorization to issue new shares while a public offer to acquire or exchange the company's shares is in progress

The General Meeting resolves that the authorizations to issue shares and securities conferring a right to acquire equity given in the seventh and eighth resolutions may be used by the Managing Board while a public offer to acquire or exchange the Company's shares is in progress, provided that subscription of the shares is not restricted. This authorization shall expire at the next Annual General Meeting.

Tenth resolution

Stock Options

The General Meeting, having reviewed the Report of the Managing Board, the Report of the Supervisory Board and the Auditors' Special Report, authorizes the Managing Board to grant Peugeot S.A. stock options to the management and key employees of Peugeot S.A. and related companies. The shares allotted on exercise of the options will be either created at the time of exercise or purchased on the market.

The exercise price of the options and the other terms and conditions shall be determined in accordance with the applicable law.

The options shall be exercisable for a total of no more than 350,000 shares. If the options are exercised for new shares, the number of shares issued shall be included in the 4,000,000,000 French francs ceiling provided for in the seventh resolution.

This authorization is valid until June 25, 2002.

The General Meeting grants full powers to the Managing Board to act on this authorization, including the power to determine the maximum number of options that may be granted to a single grantee and the conditions of grant, and also to adjust the exercise parities in the case of any capital transactions carried out after the options have been granted.

The exercise period of the options is set at eight years.

Eleventh resolution

Powers

The General Meeting grants full powers to a bearer of a copy or excerpt from the minutes of the General Meeting to perform all legal and other formalities, to comply with all publication requirements and to file such minutes with the Commercial Court.

Shareholder information

Price data

(in French francs)	1996			1995			Percent change on previous year closing price
	Highest	**Lowest**	**December 31**	Highest	Lowest	December 31	
Peugeot S.A. share	**798**	**520**	**584**	782	598	646	- 9.60
2% convertible bond 1994/2001	**1,113**	**990**	**1,110**	1,003	876	1,003	10.67
SBF 250 index	**1,570.25**	**1,250.16**	**1,561.66**	1,322.30	1,154.41	1,232.86	26.67

Trading data

	1996		1995	
	Total	**Daily average**	Total	Daily average
- in number of shares	**39,248,187**	**156,993**	33,355,870	134,499
- in value *(in millions of French francs)*	**25,606.7**	**101.9**	22,930.5	92.5
- in number of 2% convertible bonds 1994/2001	**4,160,734**	**5,405**	3,781,403	15,248
Ranking among French stocks	**17th**	**-**	12th	-

Price and trading volumes of the Peugeot S.A. share on the Paris Bourse monthly settlement market

	Share price *(in French francs)*			Trading volume	
	Low	High	Last	Volume	Value *(in thousands of French francs)*
1996					
January	640	747	746	2,819,429	88,589.4
February	703	755	754	2,140,359	74,319.9
March	743	798	768	3,866,161	140,208.4
April	717	776	722	2,421,397	89,947.5
May	710	738	720	2,615,707	99,204.1
June	685	735	689	2,737,897	97,364.2
July	563	690	604	6,900,774	183,287.6
August	575	625	580	1,632,982	49,452.6
September	552	607	569	2,820,735	77,377.5
October	520	597	533	2,875,466	70,645.5
November	529	651	642	3,547,808	111,618.3
December	555	652	584	4,869,472	140,303.2
1997					
January	532	593	593	4,685,173	119,155.6
February	560	645	630	4,267,778	127,482.4
March	615	676	641	4,628,159	156,703.4

Listing

Peugeot S.A. shares are listed on the monthly settlement market of the Paris Stock Exchange, as well as on the Brussels Stock Exchange. They are also actively traded in London on the SEAQ International system and in the United States in the form of sponsored American Depositary Receipts (ADRs) traded on the New York over-the-counter market. The ADRs currently represent the equivalent of 1,750,000 shares of common stock.

Peugeot S.A. share performance

(in French francs)



1,000
900
800
700
600
500
400
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
1992
1993
1994
1995
1996
1997

Price performance of the share and the 2% convertible bond 1994/2001 versus to the SBF 250 index



Peugeot S.A. share (in French francs)
2% convertible bond 1994/2001
SBF 250 Index
1,200
1,100
1000
900
800
700
600
500
1,850
1,750
1,650
1,550
1,450
1,350
1,250
1,150
JAN. 1996
FEB.
MARCH
APRIL
MAY
JUNE
JULY
AUG.
SEPT.
OCT.
NOV.
DEC.
JAN. 1997
FEB.
MARCH

Share data (as at December 31)

	1996	1995	1994	1993	1992
Shares outstanding	**50,110,828**	50,095,678	50,039,468	50,033,736	49,992,620
Market capitalization *(in billions of French francs)*	**29,3**	32.30	36.60	39.40	29.50
Share price *(in French francs)*	**584**	646	732	788	591
Convertible bonds outstanding	**3,999,998**	3,999,998	3,999,998	-	-
Convertible bond price *(in French francs)*	**1,003**	1,003	919	-	-
Earnings per share *(in French francs)*					
Consolidated stockholders' equity per share	**1,108**	1,091	1,070	1,010	1,063
Consolidated net income (loss)	**15**	34	62	(28)	67
Parent company net income/per share	**26**	29	27	42	38
Dividend per share *(in French francs)*					
Before tax credit	**3.00**	5.00	6.00	-	10.00
Tax credit	**1.50**	2.50	3.00	-	5.00
Including tax credit	**4.50**	7.50	9.00	-	15.00

Stockholder structure

(Known holdings higher than 5%)	**December 31, 1996**		December 31, 1995	
	Shares in %	**Voting rights in %**	Shares in %	Voting rights in %
Ets Peugeot Frères LFPF - La Française de Participations Financières Société Foncière Financière et de Participations - FFP Cogevam	**22.70**	**35.17**	22.70	33.74
Michelin Group	**3.19**	**4.94**	5.80	8.63

Financial information

Peugeot S.A. releases earnings reports every six months and consolidated sales reports every quarter.

Summary financial information is available internationally on the Internet (www.psa-peugeot-citroen.com).

Shareholders wishing to receive financial information on a regular basis may register at company headquarters:

Peugeot S.A.
75, avenue de la Grande-Armée - 75116 Paris
Financial Information and Securities Division
Tel: 33 (1) 40.66.37.60 (direct line)
33 (1) 40.66.55.11 (switchboard)
Fax: 33 (1) 40.66.51.99

AUTOMOBILE DIVISION

Automobiles Peugeot

GENERAL MANAGEMENT

Jacques CALVET
Chairman

Jean-Martin FOLZ*
General Manager

Yves BARBÉ
Deputy Managing Director

Frédéric SAINT-GEOURS
Deputy Managing Director
Director-Sales and Marketing

Jean-Louis SILVANT
Deputy Managing Director
Director-Production

Roland VARDANEGA
Deputy Managing Director

EXECUTIVE MANAGEMENT COMMITTEE

Jean-Serge BERTONCINI
Information, Technologies
Production and Systems

Michel CAILLAULT
Quality

Alain CORDIER
Central Organization
and Management

Pierre GOSSET
Human Resources

Pascal HENAULT
Planning and Marketing

Hubert LEHUCHER
International Operations

Corrado PROVERA
Information

Jean-Louis REYNAL
Manufacturing Engineering

Henri SAINTIGNY
Automotive Engineering

Jean WOLFF
Purchasing (Sogedac)

Peugeot Motor Company PLC

Frédéric SAINT-GEOURS
Chairman

Richard D. PARHAM
Managing Director

Peugeot España S.A.

Eduardo SERRA REXACH
Chairman

Etienne OBERT de THIEUSIES
Vice Chairman

Citroën Hispania S.A.

Ignacio BAYÓN MARINÉ
Chairman

Xavier KARCHER
Vice Chairman

François CUSEY
Managing Director

Magda SALARICH
Deputy Managing Director

* since May 15, 1997
** until March 31, 1997
*** until April 15, 1997

Automobiles Citroën

GENERAL MANAGEMENT

Jacques CALVET
Chairman

Jean-Martin FOLZ*
General Manager

Xavier KARCHER**
Vice Chairman
Managing Director

Paul-Marie CHAVANNE***
Deputy Managing Director

Luc EPRON
Deputy Managing Director

Claude SATINET
Deputy Managing Director

EXECUTIVE MANAGEMENT COMMITTEE

Jean-Serge BERTONCINI
Information, Technologies
Production and Systems

Vincent BESSON
Planning and Marketing

Jean-Pierre GOUTEYRON
Human Resources

Bernard GUERREAU
Communications

Jean JACQUEMART
Sales France

Yves JOUCHOUX
European Exports

Robert PEUGEOT
Quality and Management
Organization

Jean-Louis REYNAL
Manufacturing Engineering

Henri SAINTIGNY
Automotive Engineering

Bernard TERQUEM
Citroën International

Claude VAJSMAN
Manufacturing

Jean WOLFF
Purchasing (Sogedac)

COMMON ORGANIZATIONS

SOGEDAC (Purchasing)

Jean WOLFF
Managing Director

DIRECTION DES TECHNOLOGIES, DE L'INFORMATION ET DE L'INFORMATIQUE
(Information, Technologies Production and Systems)

Jean-Serge BERTONCINI
Director

DIRECTION DES METHODES ET DES EQUIPEMENTS INDUSTRIELS
(Manufacturing Engineering)

Jean-Louis REYNAL
Director

DIRECTION DES ACTIVITES SPORTIVES
(Motor Sports)

Pierre-Michel FAUCONNIER
Director

DIRECTION DES ETUDES ET TECHNIQUES AUTOMOBILES
(Automotive Engineering)

Henri SAINTIGNY
Director

DIRECTION DES RECHERCHES ET DES AFFAIRES SCIENTIFIQUES
(Research and Scientific Affairs)

François de CHARENTENAY
Director

F THE MAJOR SUBSIDIARIES

MECHANICAL ENGINEERING AND SERVICES

Ecia - Equipements et Composants pour l'Industrie Automobile

Louis DEFLINE
Chairman

Pierre PEUGEOT
Vice Chairman

Bernard IRION
Deputy Managing Director

René PLACE
Deputy Managing Director

Gefco

Pierre PEUGEOT
Chairman

Dominique PROVOST
Managing Director

Peugeot Citroën Moteurs

Roland VARDANEGA
Chairman

Hervé CUEFF
Deputy Managing Director

Société de Constructions Mécaniques Panhard & Levassor

Yves BARBÉ
Chairman

Jacques TEXIER
Managing Director

Société d'Applications des Machines Motrices

Jaques TEXIER
Chairman

Daniel RIVIERE
Managing Director

FINANCIAL SERVICES

Banque PSA Finance Holding

Jean BLONDEAU
Chairman

Michel BRICOUT
Vice Chairman
Managing Director

Yann DELABRIÈRE
Managing Director

Compagnie Générale de Crédit aux Particuliers - Crédipar

Jacques PUZENAT
Chairman of the Managing Board

Hervé DINEUR
Managing Director

PSA International S.A.

Ernst SCHNEIDER
Chairman

Jean BLONDEAU
Vice Chairman
Managing Director

François SCHLUMBERGER
Managing Director

Société de Crédit à l'Industrie Automobile - Socia

Jean BLONDEAU
Chairman

John F. LINDEN
Managing Director

Patrick SAADÉ
Deputy Managing Director

5,000 copies of this report were printed.

Design: Direction de la Communication de PSA Peugeot Citroën

Photos: Steve Murez - Photolibrary of PSA Peugeot Citroën, Gefco, Ecia - X

Layout: ALTEDIA SYNELOG

Publishing: LPF

Printed in France

PSA
PEUGEOT
CITROËN